                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------

                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

CENTURY BANCORP, INC.                        CENTURY BANCORP
                                             CAPITAL TRUST

(Exact name of Registrant as                (Exact name of Registrant as
specified in its charter)                   specified in its Trust Agreement)


MASSACHUSETTS                               DELAWARE
(State or other jurisdiction                (State or other jurisdiction
of incorporation or organization)           of incorporation or organization)


6712                                        6719
(Primary Standard Industrial                (Primary Standard Industrial
 Classification Code Number)                 Classification Code Number)

04-2498617                                  (applied for)
(I.R.S. Employer Identification No.)        (I.R.S. Employer Identification No.)

                                400 MYSTIC AVENUE
                          MEDFORD, MASSACHUSETTS 02155
                                 (781) 391-4000


   (Address, including zip code, and telephone number, including area code of
                    Registrant's principal executive offices)

                               MARSHALL M. SLOANE
                 Chairman, President and Chief Executive Officer
                              CENTURY BANCORP, INC.
                                400 Mystic Avenue
                          Medford, Massachusetts 02155
                                 (781) 391-4000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                   Copies to:

PETER W. COOGAN, ESQ.                       REGINA M. PISA, P.C.
DAVID W. WALKER, ESQ.                       Goodwin, Procter & Hoar LLP
Foley, Hoag & Eliot LLP                     Exchange Place
One Post Office Square                      Boston, MA 02109
Boston, MA 02109                            (617) 570-1000
(617) 832-1000

         Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.|_|

         If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box: |_|

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

------------------------------------------------------------------------------------------------------------------------------

                         CALCULATION OF REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------

                                                                    PROPOSED               PROPOSED
                                                                     MAXIMUM                MAXIMUM              AMOUNT OF
       TITLE OF EACH CLASS OF               AMOUNT TO BE         OFFERING PRICE            AGGREGATE           REGISTRATION
    SECURITIES TO BE REGISTERED              REGISTERED             PER UNIT            OFFERING PRICE            FEE(4)
------------------------------------------------------------------------------------------------------------------------------
Preferred Securities of Century
Bancorp Capital Trust                       2,875,000(1)          $10.00                $28,750,000            $9,913.79
------------------------------------------------------------------------------------------------------------------------------
Junior Subordinated Debentures of
Century Bancorp, Inc.                       $28,750,000(2)        ____________          ____________           _____________
------------------------------------------------------------------------------------------------------------------------------
Guarantee of Century Bancorp, Inc.          __________(3)
with respect to the Preferred Securities                          ____________          _____________          _____________
==============================================================================================================================


(1) Includes 375,000 Preferred Securities which may be sold by Century Bancorp Capital Trust to cover over-allotments.
(2) The Junior Subordinated Debentures will be purchased by Century Bancorp Capital Trust with the proceeds of the sale of the Preferred Securities. Such securities may later be distributed for no additional consideration to the holders of the Preferred Securities of Century Bancorp Capital Trust upon its dissolution and the distribution of its assets.
(3) This Registration Statement is deemed to cover the Junior Subordinated Debentures of Century Bancorp, Inc., the rights of holders of Junior Subordinated Debentures of Century Bancorp, Inc. under the Indenture covering the Junior Subordinated Debentures, and the rights of holders of the Preferred Securities under the Trust Agreement, the Guarantee and the Expense Agreement entered into by Century Bancorp, Inc. No separate consideration will be received for the Guarantee.
(4) The registration fee is calculated in accordance with Rule 457(n). Pursuant to Rule 457(n) under the Securities Act, no separate registration fee is payable for the Guarantee.


         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

                   PART I. INFORMATION REQUIRED IN PROSPECTUS

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


PROSPECTUS            SUBJECT TO COMPLETION, DATED                        , 1998
[LOGO]
                         2,500,000 PREFERRED SECURITIES
                          CENTURY BANCORP CAPITAL TRUST
                    __% CUMULATIVE TRUST PREFERRED SECURITIES
                 (LIQUIDATION AMOUNT $10 PER PREFERRED SECURITY)
                       GUARANTEED, AS DESCRIBED HEREIN, BY

                              CENTURY BANCORP, INC.

                      ------------------------------------

                $25,000,000 __% JUNIOR SUBORDINATED DEBENTURES OF
                              CENTURY BANCORP, INC.

                      ------------------------------------


        The % Cumulative Trust Preferred Securities (the "Preferred Securities") offered hereby represent preferred undivided beneficial interests in the assets of Century Bancorp Capital Trust, a statutory business trust created under the laws of the State of Delaware (the "Trust"). Century Bancorp, Inc., a Massachusetts corporation (the "Company"), will own all the common securities (the "Common Securities" and, together with the Preferred Securities, the "Trust Securities") representing undivided beneficial interests in the assets of the Trust.
                                      (Continued on next page)

        Application has been made to have the Preferred Securities approved for quotation on The Nasdaq Stock Market's National Market under the Symbol "CNBKP."

                                           ------------------------------------


        SEE "RISK FACTORS" BEGINNING ON PAGE 13 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

 THE SECURITIES OFFERED HEREBY ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF A BANK
        AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION
             OR ANY OTHER GOVERNMENTAL AGENCY AND INVOLVE INVESTMENT
                  RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL.

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

===================================================================================================================================
                                                         PRICE TO                   UNDERWRITING                PROCEEDS TO
                                                          PUBLIC                    COMMISSION(1)                TRUST(2)
-----------------------------------------------------------------------------------------------------------------------------------
Per Preferred Security......................              $10.00                         (2)                      $10.00
-----------------------------------------------------------------------------------------------------------------------------------
Total(3)....................................           $25,000,000                       (2)                    $25,000,000
===================================================================================================================================


(1) The Company and the Trust have agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) In view of the fact that the proceeds of the sale of the Preferred Securities will be invested in the Junior Subordinated Debentures, the Company, as issuer of the Junior Subordinated Debentures, has agreed to pay the Underwriters, as compensation, $_____ per Preferred Security or $_______ in the aggregate ( $_______ if the over-allotment option is exercised in full). See "Underwriting." The Company has also agreed to pay the expenses of the offering estimated to be $ .
(3) The Trust has granted the Underwriters a 30-day option to purchase up to a maximum of 375,000 additional Preferred Securities to cover over-allotments, if any. If such option is exercised in full the total Price to Public, Underwriting Commission and Proceeds to Trust will be $28,750,000, $[ ] and $28,750,000, respectively. See "Underwriting."

        The Preferred Securities are being offered by the Underwriters, subject to prior sale when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of the Preferred Securities will be made on or about May __, 1998.

                           TUCKER ANTHONY INCORPORATED

                The date of this Prospectus is ___________, 1998.

        State Street Bank and Trust Company is the Property Trustee (as defined herein) of the Trust. The Trust exists for the purpose of issuing the Preferred Securities and investing the proceeds thereof in an equivalent amount of % Junior Subordinated Debentures (the "Junior Subordinated Debentures") of the Company. The Junior Subordinated Debentures will mature on June 30, 2029, which date may be shortened to a date not earlier than June 30, 2003, if certain conditions are met (including, in the case of shortening the Stated Maturity (as defined herein), the Company having received prior approval of the Board of Governors of the Federal Reserve System ("Federal Reserve") to do so if then required under applicable capital guidelines or policies of the Federal Reserve). The Preferred Securities will have a preference over the Common Securities under certain circumstances with respect to cash distributions and amounts payable on liquidation, redemption or otherwise. See "Description of the Preferred Securities--Subordination of the Common Securities."

        Holders of Preferred Securities are entitled to receive preferential cumulative cash distributions, at the annual rate of __% of the liquidation amount of $10 per Preferred Security (the "Liquidation Amount"), accruing from May __, 1998, the date of original issuance, and payable quarterly in arrears on the last day of March, June, September and December of each year, commencing September 30, 1998 (the "Distributions"). The Company has the right, so long as no Debenture Event of Default (as defined herein) has occurred and is continuing, to defer payment of interest on the Junior Subordinated Debentures at any time or from time to time for a period not to exceed 20 consecutive quarters with respect to each deferral period (each, an "Extension Period"); provided that no Extension Period may extend beyond the Stated Maturity of the Junior Subordinated Debentures. Upon the termination of any such Extension Period and the payment of all amounts then due, the Company may elect to begin a new Extension Period subject to the requirements set forth herein. If interest payments on the Junior Subordinated Debentures are so deferred, Distributions on the Preferred Securities will also be deferred, and the Company will not be permitted, subject to certain exceptions described herein, to declare or pay any cash distributions with respect to its capital stock or debt securities that rank pari passu with or junior to the Junior Subordinated Debentures. DURING AN EXTENSION PERIOD, INTEREST ON THE JUNIOR SUBORDINATED DEBENTURES WILL CONTINUE TO ACCRUE (AND THE AMOUNT OF DISTRIBUTIONS TO WHICH HOLDERS OF THE PREFERRED SECURITIES ARE ENTITLED WILL ACCUMULATE) AT THE RATE OF ___% PER ANNUM, COMPOUNDED QUARTERLY, AND HOLDERS OF THE PREFERRED SECURITIES WILL BE REQUIRED TO INCLUDE INTEREST INCOME IN THEIR GROSS INCOME FOR UNITED STATES FEDERAL INCOME TAX PURPOSES IN ADVANCE OF RECEIPT OF THE CASH DISTRIBUTIONS WITH RESPECT TO SUCH DEFERRED INTEREST PAYMENTS. UPON THE OCCURRENCE OF AN EXTENSION PERIOD, A HOLDER OF PREFERRED SECURITIES THAT DISPOSES OF ITS PREFERRED SECURITIES BETWEEN RECORD DATES FOR PAYMENTS OF DISTRIBUTIONS (AND CONSEQUENTLY DOES NOT RECEIVE A DISTRIBUTION FROM THE TRUST FOR THE PERIOD PRIOR TO SUCH DISPOSITION) WILL NEVERTHELESS BE REQUIRED TO INCLUDE ACCRUED BUT UNPAID INTEREST ON THE JUNIOR SUBORDINATED DEBENTURES THROUGH THE DATE OF DISPOSITION IN INCOME AS ORDINARY INCOME AND TO ADD SUCH AMOUNT TO ITS ADJUSTED TAX BASIS IN ITS PRO RATA SHARE OF THE UNDERLYING JUNIOR SUBORDINATED DEBENTURES DEEMED DISPOSED OF. See "Description of the Junior Subordinated Debentures--Option to Extend Interest Payment Period," "Certain Federal Income Tax Consequences--Potential Extension of Interest Payment Period and Original Issue Discount" and "--Disposition of Preferred Securities."

        The Company and the Trust believe that, taken together, the obligations of the Company under the Guarantee, the Trust Agreement, the Junior Subordinated Debentures, the Indenture and the Expense Agreement (each as defined herein) provide, in the aggregate, a full, irrevocable and unconditional guarantee, on a subordinated basis, of all of the obligations of the Trust under the Preferred Securities. See "Relationship Among the Preferred Securities, the Junior Subordinated Debentures and the Guarantee--Full and Unconditional Guarantee." The Guarantee of the Company guarantees the payment of Distributions and payments on liquidation or redemption of the Preferred Securities, but only in each case to the extent of funds held by the Trust, as described herein. See "Description of the Guarantee--General." If the Company does not make interest payments on the Junior Subordinated Debentures held by the Trust, the Trust will have insufficient funds to pay Distributions on the Preferred Securities. The Guarantee does not cover payments of Distributions when the Trust does not have sufficient funds to pay such Distributions. In such event, a holder of Preferred Securities may institute a legal proceeding directly against the Company pursuant to the terms of the Indenture to enforce payments of amounts equal to such Distributions to such holder. See "Description of the Junior Subordinated Debentures--Enforcement of Certain Rights by Holders of the Preferred Securities." The obligations of the Company under the Guarantee and the Preferred Securities are subordinate and junior in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations (each as defined herein) of the Company. The Junior Subordinated Debentures are unsecured obligations of the Company and are subordinated to all Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company.

        The Preferred Securities are subject to mandatory redemption, in whole or in part, upon repayment of the Junior Subordinated Debentures at maturity or their earlier redemption. Subject to Federal Reserve approval, if then required under applicable capital guidelines or policies of the Federal Reserve, the Junior Subordinated Debentures are redeemable prior to maturity at the option of the Company (i) on or after June 30, 2003, in whole at any time or in part from time to time, or (ii) at any time, in whole (but not in part), within 180 days following the occurrence of a Tax Event, a Capital Treatment Event or an Investment Company Event (each as defined herein), in each case at a redemption price equal to the accrued and unpaid interest on the Junior Subordinated Debentures so redeemed to the date fixed for redemption, plus 100% of the principal amount thereof. See "Description of the Preferred Securities--Redemption or Exchange."

        The Company intends to take the position that the Junior Subordinated Debentures will be classified under current law as indebtedness of the Company for United States federal income tax purposes and accordingly, the Company intends to treat the interest payable by the Company on the Junior Subordinated Debentures as deductible for United States federal income tax purposes. There is no assurance that such position of the Company will not be challenged by the Internal Revenue Service or, if challenged, that such a challenge will not be successful. See "Risk Factors-Proposed Tax Legislation".

        The Company has the right at any time to dissolve the Trust, subject to the Company having received prior approval of the Federal Reserve to do so if then required under applicable capital guidelines or policies of the Federal Reserve. In the event of the voluntary or involuntary dissolution of the Trust, after satisfaction of liabilities to creditors of the Trust as required by applicable law, the holders of Preferred Securities will be entitled to receive a Liquidation Amount of $10 per Preferred Security, plus accumulated and unpaid Distributions thereon to the date of payment, which may be in the form of a Junior Subordinated Debenture having an aggregate principal amount equal to the Liquidation Amount of such Preferred Securities (and carrying with it accrued interest in an amount equal to the accumulated and unpaid
Distributions then due on such Preferred Securities), subject to certain exceptions. See "Description of the Preferred Securities--Redemption or Exchange" and "--Liquidation Distribution Upon Dissolution."

        The Company will provide to the holders of the Preferred Securities quarterly reports containing unaudited financial statements and annual reports containing financial statements audited by the Company's independent auditors. The Company will also furnish annual reports on Form 10-K and quarterly reports on Form 10-Q free of charge to holders of the Preferred Securities who so request in writing addressed to the Clerk of the Company.

        CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE PREFERRED SECURITIES OFFERED HEREBY, INCLUDING OVER-ALLOTMENTS, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. SUCH TRANSACTIONS, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

        IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE PREFERRED SECURITIES OFFERED HEREBY ON THE NASDAQ STOCK MARKET'S NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                              CENTURY BANCORP, INC.

                              [MAP OF OPERATIONS]

                                     SUMMARY

        The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and the Consolidated Financial Statements and Notes thereto, appearing elsewhere in this Prospectus or incorporated herein by reference. The discussion in this Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") that involve risks and uncertainties. The Company's actual results and the timing of certain events may differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors." As used herein, (i) the "Indenture" means the Indenture, to be dated as of April __, 1998, as amended and supplemented from time to time, between the Company and State Street Bank and Trust Company, as Debenture Trustee (the "Debenture Trustee"), relating to the Junior Subordinated Debentures, (ii) the "Trust Agreement" means the Amended and Restated Declaration of Trust relating to the Trust among the Company, as Depositor, State Street Bank and Trust Company, as Property Trustee (the "Property Trustee"), Wilmington Trust Company, as Delaware Trustee (the "Delaware Trustee"), and the Administrative Trustees named therein (collectively, with the Property Trustee and Delaware Trustee, the "Issuer Trustees") and (iii) the "Guarantee" means the Guarantee Agreement relating to the Preferred Securities between the Company and State Street Bank and Trust Company, as Guarantee Trustee (the "Guarantee Trustee").

CENTURY BANCORP, INC.

        Century Bancorp, Inc., a Massachusetts corporation (together with its subsidiary, unless the context otherwise requires, the "Company"), formed in 1972 and headquartered in Medford, Massachusetts, is a one bank holding company operating primarily through Century Bank and Trust Company, a Massachusetts bank formed in 1969 (the "Bank"). The Company had total assets of $631.1 million and stockholders' equity of $53.9 million on December 31, 1997. The Bank is a community bank, with 15 banking offices in 14 cities and towns in eastern Massachusetts ranging from Braintree to Peabody. The Bank's customers consist primarily of small and medium-sized businesses and retail customers in these communities and surrounding areas, as well as local governments throughout eastern Massachusetts.

        The Bank offers a wide range of services to commercial enterprises, state and local governments and agencies, and individuals with an emphasis on service to small and medium-sized businesses and retail Customers in its market area. It makes commercial loans, real estate and construction loans, and consumer loans, and accepts savings, time, and demand deposits. In addition, the Bank offers to its corporate customers automated lock box collection services, cash management services and account reconciliation services, and actively promotes the marketing of these services to the municipal market.

        The Bank provides full service securities brokerage through Century Financial Services in conjunction with Commonwealth Equities. In addition, the Bank is a provider of financial services including cash management, transaction processing and short term financing to municipalities in Massachusetts. The Bank has deposit relationships with approximately 30% of the 351 cities and towns in the state.

FINANCIAL SUMMARY

(dollars in thousands,                                                              At or for the
except per share data)                                                                Year Ended
                                                                                     December 31,
                                                           --------------------------------------------------------------------
                                                             1997           1996           1995           1994           1993
                                                             ----           ----           ----           ----           ----
Assets                                                     $631,125       $560,857       $531,928       $465,419       $469,823
Deposits                                                    515,449        476,135        458,615        409,542        421,395
Stockholders' equity                                         53,857         47,489         42,935         37,553         35,505
Pre-tax income                                               11,028          8,839          6,240          4,072          1,828
Net income                                                    6,823          5,434          4,574          3,304          1,223
Net yield on average earning assets, taxable
  equivalent                                                  4.99%          4.79%          4.86%          4.70%          4.16%
Return on average equity                                     13.56%         12.13%         11.33%          9.11%          3.48%
Return on average assets                                      1.20%          1.01%          0.92%          0.70%          0.25%




STRATEGY

        The Company has sought to consistently increase earnings per share and to maximize return on equity through a combination of strategies, including:

o Personalized Service. The Company seeks to offer a full range of products and services to its customers while maintaining the high level of personalized service associated with a community bank. Strong, long-term relationships are a cornerstone of this strategy. The Company strives to respond quickly to customer needs and provides customers with direct access to senior lending officers with approval authority. The Company intends to use its community-based position to build its portfolio of commercial loans to small and medium-sized businesses.

o Growth through Strategic Acquisitions. The Company is in the process of completing the acquisition of Haymarket Cooperative Bank. See "Recent Developments" below. The Company continues to seek suitable strategic opportunities for consolidation and expansion of its market position through selective acquisitions.

RECENT DEVELOPMENTS

        On December 10, 1997, the Company announced an agreement to acquire Haymarket Cooperative Bank. Haymarket, located in Boston, Massachusetts, has approximately $142 million of assets and will be acquired for approximately $20 million in cash. The Haymarket acquisition will add two branch locations in Boston's financial district, allowing the Company to provide commercial banking services to a greater number of Boston's small and medium-sized businesses. The acquisition will also connect the Bank geographically, giving it a market presence from Beverly on the North Shore of Massachusetts to Quincy and Braintree on the South Shore. The transaction is subject to federal and state regulatory approvals.

        On April 14, 1998, the Company announced net income of $1,802,000 or $0.31 per share for the first quarter of 1998, compared to net income of $1,376,000, or $0.24 per share for the first quarter of 1997.

        Total stockholders' equity was $55.3 million at March 31, 1998, compared to $48.4 million at March 31, 1997. The Company's leverage ratio at March 31, 1998, stood at 9.05%, compared to a leverage ratio of 8.62% on March 31, 1997. Book value at March 31, 1998 was $9.55 per share.

        The Company's allowance for loan losses was $4.7 million, or 1.46% of loans outstanding at the end of the first quarter, compared to $4.3 million, or 1.46% of loans outstanding at March 31, 1997. Non-accruing loans totaled $1.5 million at March 31, 1998, compared to $1.7 million at the end of the previous quarter.

        The Company's Board of Directors voted a regular quarterly dividend of 5 cents ($0.05) per share on the Company's Class A common stock, and 0.70 cents ($0.0070) per share on the Company's Class B common stock. The dividends were declared payable May 15, 1998 to stockholders of record on May 1, 1998.

        The principal executive office of the Company is located at 400 Mystic Avenue, Medford, Massachusetts 02155 and its telephone number is (781) 391-4000.

CENTURY BANCORP CAPITAL TRUST

               The Trust is a statutory business trust formed under Delaware law pursuant to (i) a trust agreement, dated as of April 21, 1998, executed by the Company, as depositor, and the trustees of the Trust (together with the Property Trustee, the "Trustees"), and (ii) a certificate of trust filed with the Secretary of State of the State of Delaware on April 21, 1998. The initial trust agreement will be amended and restated in its entirety (as so amended and restated, the "Trust Agreement") substantially in the form filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The Trust Agreement will be qualified as an indenture under the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). Upon issuance of the Preferred Securities, the purchasers thereof will own all of the Preferred Securities. The Company will acquire all of the Common Securities, which will represent an aggregate liquidation amount equal to at least 3% of the total capital of the Trust. The Common Securities will rank pari passu, and payments will be made thereon pro rata, with the Preferred Securities, except that upon the occurrence and during the continuance of an Event of Default (as defined herein) under the Trust Agreement resulting from a Debenture Event of Default, the rights of the Company as holder of the Common Securities to payment in respect of Distributions and payments upon liquidation, redemption or otherwise will be subordinated to the rights of the holders of the Preferred Securities. See "Description of the Preferred Securities--Subordination of Common Securities." The Trust exists for the exclusive purposes of (i) issuing the Trust Securities representing undivided beneficial interests in the assets of the Trust, (ii) investing the gross proceeds of the Trust Securities in the Junior Subordinated Debentures issued by the Company, and (iii) engaging in only those other activities necessary, advisable, or incidental thereto. The Junior Subordinated Debentures will be the only assets of the Trust and payments under the Junior Subordinated Debentures will be the only revenue of the Trust. The Trust has a term of 55 years, but may dissolve earlier as provided in the Trust Agreement. The principal executive office of the Trust is c/o Century Bancorp, Inc., 400 Mystic Avenue, Medford, Massachusetts 02155, and its telephone number is (781) 391-4000.

                                         THE OFFERING

Securities Offered..................     2,500,000 Preferred Securities having a Liquidation Amount of $10 per
                                         Preferred Security.  The Preferred Securities represent preferred undivided beneficial interests in the assets of the Trust, which will consist solely of the Junior Subordinated Debentures and payments thereunder.
                                         The Trust has granted the Underwriters an option, exercisable within 30 days after the date of the Offering, to purchase up to an additional
                                         375,000 Preferred Securities at the initial offering price, solely to cover over-allotments, if any.

Offering Price .....................     $10 per Preferred Security (Liquidation Amount $10).

Distributions ......................     The Distributions payable on each Preferred Security will be fixed at a rate per annum of ___% of the Liquidation Amount of $10 per Preferred
                                         Security, will be cumulative, will accrue from May __, 1998, the date of original issuance of the Preferred Securities, and will be payable quarterly in arrears, on March 31, June 30, September 30 and December 31 of each year, commencing September 30, 1998.  See "Description of the Preferred
                                         Securities-Distributions-Payment of Distributions."

Junior Subordinated Debentures......     The Trust will invest the proceeds from the issuance of the Preferred
                                         Securities and Common Securities in an equivalent amount of __% Junior
                                         Subordinated Debentures of the Company.  The Junior Subordinated
                                         Debentures will mature on June 30, 2029. The Junior Subordinated
                                         Debentures will rank subordinate and junior in right of payment to all
                                         Senior Debt and Subordinated Debt of the Company.  In addition, the
                                         Company's obligations under the Junior Subordinated Debentures will be structurally subordinated to all existing and future liabilities and obligations of its subsidiaries.

Option to Extend Interest
Payment Period......................     The Company has the right, at any time, so long as no Debenture Event of Default has occurred and is continuing, to defer payments of interest on the Junior Subordinated Debentures for a period not exceeding 20 consecutive quarters; provided, that no Extension Period may extend beyond the Stated Maturity of the Junior Subordinated Debentures.  As
                                         a consequence of the extension by the Company of the interest payment period, quarterly Distributions on the Preferred Securities will be deferred
                                         (though such Distributions will continue to accrue with interest thereon compounded quarterly, since interest will continue to accrue and compound on the Junior Subordinated Debentures) during any such
                                         Extension Period.  During an Extension Period, the Company will be prohibited, subject to certain exceptions described herein, from declaring or paying any cash distributions with respect to its capital stock or debt securities that rank pari passu with or junior to the Junior Subordinated
                                         Debentures.  Upon the termination of any Extension Period and the payment of all amounts then due, the Company may commence a new
                                         Extension Period, subject to the foregoing requirements.  See
                                         "Description of the Preferred Securities--Distributions--Extension
                                         Period" and "Description of the Junior Subordinated Debentures--Option
                                         to Extend Interest Payment Period." Should an Extension Period occur,

                                         holders of Preferred Securities will be required to include deferred interest income in their gross income for United States federal income tax purposes in advance of receipt of the cash distributions with respect to such deferred interest payments. See "Certain Federal
                                         Income Tax Consequences--Potential Extension of Interest Payment
                                         Period and Original Issue Discount."

Redemption..........................     The Preferred Securities are subject to mandatory redemption, in whole or in part, upon repayment of the Junior Subordinated Debentures at maturity or their earlier redemption.  Subject to Federal Reserve approval, if then required under applicable capital guidelines or policies of the
                                         Federal Reserve, the Junior Subordinated Debentures are redeemable prior to maturity at the option of the Company (i) on or after June 30,
                                         2003, in whole at any time or in part from time to time, or (ii) at any time, in whole (but not in part), within 180 days following the occurrence of a
                                         Tax Event, a Capital Treatment Event or an Investment Company Event,
                                         in each case at a redemption price equal to 100% of the principal amount of the Junior Subordinated Debentures, together with any accrued but unpaid interest on the Junior Subordinated Debentures to the date fixed for redemption.  See "Description of the Junior Subordinated
                                         Debentures--Redemption or Exchange."

Ranking.............................     The Preferred Securities will rank pari passu, and payments thereon will be made pro rata, with the Common Securities except as described under
                                         "Description of the Preferred Securities--Subordination of Common
                                         Securities."  The Junior Subordinated Debentures will rank pari passu with all other Junior Subordinated Debentures (if any) issued by the
                                         Company (the "Other Debentures"), which are issued and sold (if at all)
                                         to other trusts established by the Company (if any), in each case similar to the Trust ("Other Trusts"), and will constitute unsecured obligations of the Company and will rank subordinate and junior in right of payment to all Senior Indebtedness to the extent and in the manner set forth in the
                                         Indenture.  See "Description of Junior Subordinated Debentures." The
                                         Guarantee will rank pari passu with all other guarantees (if any) issued by the Company with respect to Preferred Securities (if any) issued by
                                         Other Trusts ("Other Guarantees") and will constitute an unsecured obligation of the Company and will rank subordinate and junior in right of payment to all Senior Indebtedness to the extent and in the manner set forth in the Guarantee Agreement.  See "Description of Guarantee." In
                                         addition, because the Company is a holding company, the Junior
                                         Subordinated Debentures and the Guarantee will be effectively subordinated to all existing and future liabilities of the Company's subsidiaries, including the Bank's deposit liabilities.  See "Description of
                                         Junior Subordinated Debentures--Subordination."

Distribution of Junior
Subordinated Debentures.............     The Company has the right at any time to dissolve the Trust and cause the
                                         Junior Subordinated Debentures, after satisfaction of liabilities to creditors of the Trust as required by applicable law, to be distributed to holders of Preferred Securities in liquidation of the Trust, subject to the
                                         Company having received prior approval of the Federal Reserve to do so if then required under applicable capital guidelines or policies of the

                                         Federal Reserve.  See "Description of the Preferred Securities--
                                         Redemption or Exchange" and "Description of the Preferred
                                         Securities--Liquidation Distribution Upon Dissolution."

Guarantee...........................     The Company has guaranteed the payment of Distributions and payments on liquidation or redemption of the Preferred Securities, but only in each case to the extent of funds held by the Trust, as described herein.  The
                                         Company and the Trust believe that, taken together, the obligations of the
                                         Company under the Guarantee, the Trust Agreement, the Junior
                                         Subordinated Debentures, the Indenture and the Expense Agreement
                                         provide, in the aggregate, a full, irrevocable and unconditional guarantee, on a subordinated basis, of all of the obligations of the Trust under the
                                         Preferred Securities.  The obligations of the Company under the
                                         Guarantee and the Preferred Securities are subordinate and junior in right of payment to all Senior Debt, Subordinated Debt and Additional Senior
                                         Obligations of the Company.  If the Company does not make principal or interest payments on the Junior Subordinated Debentures, the Trust will not have sufficient funds to make distributions on the Preferred Securities.
                                         In such event, the Guarantee will not apply to such Distributions until the
                                         Trust has sufficient funds available therefor.  See "Description of the
                                         Guarantee."

Voting Rights.......................     The holders of the Preferred Securities will have no voting rights except in limited circumstances.  See "Description of the Preferred Securities --
                                         Voting Rights; Amendment of Trust Agreement."

Use of Proceeds.....................     All of the proceeds from the sale of the Trust Securities will be invested by the Trust in the Junior Subordinated Debentures.  The Company
                                         intends to use the net proceeds from the sale of the Junior Subordinated
                                         Debentures for general corporate purposes, including contributions to the
                                         Bank to fund its operations, the financing of one or more future acquisitions by the Company if and when suitable opportunities arise, and the repurchase of outstanding equity securities of the Company.  Initially, the net proceeds may be used to make short-term investment securities.
                                         See "Use of Proceeds."

Nasdaq National Market
Symbol..............................     Application has been made to have the Preferred Securities approved for quotation on The Nasdaq Stock Market's National Market under the symbol "CNBKP."

                                      SELECTED CONSOLIDATED FINANCIAL DATA
                                            OF CENTURY BANCORP, INC.

                                                               At or For the Years Ended December 31,
                                                          1997            1996            1995            1994            1993
                                                          ----            ----            ----            ----            ----
                                                                      (dollars in thousands, except share data)
OPERATING RESULTS:
Net interest income..............................     $    25,294     $    22,972       $  21,302       $  19,537       $  17,449
Provision for loan losses........................             660           1,020           1,560           1,620           1,800
                                                      -----------     -----------     -----------     -----------     -----------
      Net interest income after provision for
         loan losses.............................          24,634          21,952          19,742          17,917          15,649
                                                      -----------     -----------     -----------     -----------     -----------
Other operating income...........................           4,994           4,761           4,722           5,420           6,833
                                                      -----------     -----------     -----------     -----------     -----------
Operating expenses...............................          18,600          17,874          18,224          19,265          20,654
                                                      -----------     -----------     -----------     -----------     -----------
Income before income taxes ......................          11,028           8,839           6,240           4,072           1,828
Provision for income taxes.......................           4,205           3,405           1,666             768             605
                                                      -----------     -----------     -----------     -----------     -----------
Net income.......................................     $     6,823     $     5,434     $     4,574     $     3,304     $     1,223
                                                      ===========     ===========     ===========     ===========     ===========
Net income per share, basic......................     $      1.18     $      0.95     $      0.80     $      0.58     $      0.21
                                                      ===========     ===========     ===========     ===========     ===========
Net income per share, diluted....................     $      1.17     $      0.93     $      0.78     $      0.57     $      0.21
                                                      ===========     ===========     ===========     ===========     ===========
Book value per common share......................     $      9.30     $      8.25     $      7.50     $      6.56     $      6.20
                                                      ===========     ===========     ===========     ===========     ===========
Tangible book value per share....................     $      9.12     $      8.03     $      7.25     $      6.55     $      6.19
                                                      ===========     ===========     ===========     ===========     ===========

BALANCE SHEET DATA:
Total assets.....................................        $631,125        $560,857        $531,928        $465,419        $469,823
Loans, net.......................................         316,390         288,280         285,438         272,721         272,040
Securities available-for-sale....................          89,190          81,015         100,754          69,698          24,494
Securities held-to-maturity......................         109,239         107,715          77,987          48,050          93,544
Core deposit intangibles.........................           1,045           1,252           1,458              95             101
Deposits.........................................         515,449         476,135         458,615         409,542         421,395
Total stockholders' equity.......................          53,857          47,489          42,935          37,553          35,505

PERFORMANCE RATIOS:
Net yield on average earning
   assets, taxable equivalent....................            4.99%           4.79%           4.86%           4.70%           4.16%
Average equity to average assets.................            8.88            8.29            8.17            7.67            7.30
Return on average stockholders' equity...........           13.56           12.13           11.33            9.11            3.48
Return on average assets.........................            1.20            1.01            0.92            0.70            0.25
Efficiency Ratio.................................            61.4            64.5            70.0            77.1            85.1

NON-PERFORMING ASSETS AS A PERCENTAGE OF:
Total loans and real estate owned................            0.86            1.21            2.11            3.36            7.26
Total assets.....................................            0.43            0.62            1.13            1.99            4.36

ALLOWANCES FOR LOAN LOSSES AS A PERCENTAGE OF
   NON-PERFORMING ASSETS.........................          162.80          119.88           69.27           45.78           25.03

NET LOAN CHARGE-OFFS AS A PERCENTAGE OF
   AVERAGE OUTSTANDING LOANS.....................            0.13            0.37            0.57            0.94            1.32



RATIO OF EARNINGS TO FIXED CHARGES
Including interest on deposits...................            1.69            1.56            1.42            1.37            1.15
Excluding interest on deposits...................            7.84           10.40            9.58           12.94            8.20

                                  RISK FACTORS

        Prospective investors should carefully consider, together with the other information contained and incorporated by reference in this Prospectus, the following risk factors in evaluating the Company and its business and the Trust before purchasing the Preferred Securities offered hereby. Prospective investors should note, in particular, that certain statements contained or incorporated by reference in this Prospectus, including, without limitation, statements containing the words "believes", "anticipates", "intends", "expects" and words of similar import, constitute "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions in those areas in which the Company operates; demographic changes; competition; fluctuations in interest rates; changes in business strategy or development plans; changes in governmental regulation; credit quality; the availability of capital to fund the expansion of the Company's business; and other factors referenced in this Prospectus or incorporated by reference herein. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained or incorporated by reference herein to reflect future events or developments. The considerations listed below represent certain important factors the Company believes could cause such results to differ. These considerations are not intended to represent a complete list of the general or specific risks that may affect the Company and the Trust. It should be recognized that other risks may be significant, presently or in the future, and the risks set forth below may affect the Company and the Trust to a greater extent than indicated.


                RISK FACTORS RELATING TO THE PREFERRED SECURITIES

ABILITY TO MAKE PAYMENTS ON THE PREFERRED SECURITIES AND JUNIOR SUBORDINATED DEBENTURES

        The Company is a legal entity separate and distinct from its subsidiaries, including the Bank. The ability of the Trust to pay amounts due on the Preferred Securities is solely dependent upon the Company making payments on the Junior Subordinated Debentures as and when required. As a holding company without significant assets other than its equity interest in the Bank, the Company's ability to pay interest on the Junior Subordinated Debentures to the Trust (and consequently, the Trust's ability to pay distributions on the Preferred Securities and the Company's ability to pay its obligations under the Guarantee) depends primarily on cash and liquid investments of the Company and upon cash dividends the Company may receive in the future from the Bank. The Bank's ability to pay dividends to the Company is restricted by Massachusetts law, which requires that retained earnings are available to pay such dividends. The Bank had retained earnings of $37.2 million at December 31, 1997, which amount of retained earnings is unrestricted and available for dividend payments to the Company. At December 31, 1997, the Company had cash, cash equivalents and securities available-for-sale of approximately $187.1 million. See "Use of Proceeds."

RANKING OF SUBORDINATED OBLIGATIONS UNDER THE GUARANTEE AND THE JUNIOR SUBORDINATED DEBENTURES

        The obligations of the Company under the Guarantee issued for the benefit of the holders of Preferred Securities and under the Junior Subordinated Debentures are unsecured and rank subordinate and junior in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company, whether now existing or hereafter incurred. At December 31, 1997, the Company had no outstanding Senior Debt, Subordinated Debt or Additional Senior Obligations. Because the Company is a holding company, the right of the Company to participate in any distribution of assets of the Bank upon the Bank's liquidation or reorganization or otherwise (and thus the ability of holders of the Preferred Securities to benefit indirectly from such distribution) is subject to the prior claims of creditors of the Bank, except to the extent that the Company may itself be recognized as a creditor of the Bank. The Junior Subordinated Debentures, therefore, will be effectively subordinated to all existing and future liabilities of the Bank and holders of Junior Subordinated Debentures and Preferred Securities should look only to the assets of the Company for payments on the Junior Subordinated Debentures. Neither the Indenture, the Guarantee nor the Trust Agreement places any limitation on the amount of secured or unsecured debt, including Senior Debt, Subordinated Debt and Additional Senior Obligations, that may be incurred by the Company. See "Description of the Guarantee--Status of the Guarantee" and "Description of the Junior Subordinated Debentures-- Subordination."

        The ability of the Trust to pay amounts due on the Preferred Securities is solely dependent upon the Company making payments on the Junior Subordinated Debentures as and when required.

OPTION TO EXTEND INTEREST PAYMENT PERIOD; TAX CONSEQUENCES; MARKET PRICE CONSEQUENCES

        The Company has the right under the Indenture, so long as no Debenture Event of Default has occurred and is continuing, to defer the payment of interest on the Junior Subordinated Debentures at any time or from time to time for a period not exceeding 20 consecutive quarters with respect to each Extension Period; provided that no Extension Period may extend beyond the Stated Maturity of the Junior Subordinated Debentures. As a consequence of any such deferral, quarterly Distributions on the Preferred Securities by the Trust will be deferred (and the amount of Distributions to which holders of the Preferred Securities are entitled will accumulate additional Distributions thereon at the rate of ____% per annum, compounded quarterly from the relevant payment date for such Distributions) during any such Extension Period. During any such Extension Period, the Company may not (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Company's capital stock, (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Company that rank pari passu with or junior in interest to the Junior Subordinated Debentures or make any guarantee payments with respect to any guarantee by the Company of the debt securities of any subsidiary of the Company if such guarantee ranks pari passu with or junior in interest to the Junior Subordinated Debentures (other than payments under the Guarantee), or (iii) redeem, purchase or acquire less than all of the Junior Subordinated Debentures or any of the Preferred Securities. Prior to the termination of any such Extension Period, the Company may further defer the payment of interest; provided, that no Extension Period may exceed 20 consecutive quarters or extend beyond the Stated Maturity of the Junior Subordinated Debentures. Upon the termination of any Extension Period and the payment of all interest then accrued and unpaid (together with interest thereon at the annual rate of ____% compounded quarterly, to the extent permitted by applicable law), the Company may elect to begin a new Extension Period, subject to the above requirements. Subject to the foregoing, there is no limitation on the number of times that the Company may elect to begin an Extension Period. See "Description of the Preferred Securities--Distributions--Extension Period" and "Description of the Junior Subordinated Debentures--Option to Extend Interest Payment Period."

        Should an Extension Period occur, each holder of Preferred Securities will be required to accrue and recognize income (in the form of original issue discount ("OID")) in respect of its pro rata share of the interest accruing on the Junior Subordinated Debentures held by the Trust for United States federal income tax purposes. A holder of Preferred Securities must, as a result, include such income in gross income for United States federal income tax purposes in advance of the receipt of cash, and will not receive the cash related to such income from the Trust if the holder disposes of the Preferred Securities prior to the record date for the payment of the related Distributions. See "Certain Federal Income Tax Consequences--Potential Extension of Interest Payment Period and Original Issue Discount."

        The Company has no current intention of exercising its right to defer payments of interest by extending the interest payment period on the Junior Subordinated Debentures. Should the Company elect, however, to exercise such right in the future, the market price of the Preferred Securities is likely to be adversely affected. A holder that disposes of its Preferred Securities during an Extension Period, therefore, might not receive the same return on its investment as a holder that continues to hold its Preferred Securities. As a result of the existence of the Company's right to defer interest payments, the market price of the Preferred Securities may be more volatile than the market prices of other securities on which original issue discount accrues that are not subject to such optional deferrals.

REDEMPTION DUE TO TAX EVENT, CAPITAL TREATMENT EVENT OR INVESTMENT COMPANY EVENT

        The Company has the right to redeem the Junior Subordinated Debentures in whole (but not in part) within 180 days following the occurrence of a Tax Event, a Capital Treatment Event or an Investment Company Event (whether occurring before or after June 30, 2003), and, therefore, cause a mandatory redemption of the Preferred Securities. The exercise of such right is subject to the Company having received prior approval of the Federal Reserve to do so if then required under applicable capital guidelines or policies of the Federal Reserve.

        "Tax Event" means the receipt by the Trust of an opinion of counsel experienced in such matters to the effect that, as a result of any amendment to, or change (including any announced prospective change) in the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which pronouncement or decision is announced on or after the date of issuance of the Preferred Securities under the Trust Agreement, there is more than an insubstantial risk that (i) the Trust is, or will be within 90 days of the date of such opinion, subject to United States federal income tax with respect to income received or accrued on the Junior Subordinated Debentures, (ii) interest payable by the Company on the Junior Subordinated Debentures is not, or, within 90 days of such opinion, will not be, deductible by the Company, in whole or in part, for United States federal income tax purposes, or (iii) the Trust is, or will be within 90 days of the date of the opinion, subject to more than a de minimis amount of other taxes, duties or other governmental charges. The Company must request and receive an opinion with regard to such matters within a reasonable period of time after it becomes aware of the possible occurrence of any of the events described in clauses (i) through (iii) above. See "--Risk Factors Relating to the Preferred Securities--Proposed Tax Legislation" for a discussion of certain legislative proposals that, if adopted, could give rise to a Tax Event, which may permit the Company to cause a redemption of the Preferred Securities prior to June 30, 2003.

        "Capital Treatment Event" means the receipt by the Trust of an opinion of counsel experienced in such matters to the effect that, as a result of any amendment to or any change (including any announced prospective change) in the laws (or any regulations thereunder) of the United States or any political subdivision thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which proposed change, pronouncement or decision is announced on or after the date of issuance of the Preferred Securities under the Trust Agreement, there is more than an insubstantial risk of impairment of the Company's ability to treat the aggregate Liquidation Amount of the Preferred Securities (or any substantial portion thereof) as "Tier 1 Capital" (or the then equivalent thereof) for purposes of the capital adequacy guidelines of the Federal Reserve, as then applicable to the Company; provided, however, that the inability of the Company to treat all or any portion of the Liquidation Amount of the Preferred Securities as Tier 1 Capital shall not constitute the basis for a Capital Treatment Event if such inability results from the Company having cumulative preferred capital in excess of the amount which may qualify for treatment as Tier 1 Capital under applicable capital adequacy guidelines of the Federal Reserve.

        "Investment Company Event" means the receipt by the Trust of an opinion of counsel experienced in such matters to the effect that, as a result of the occurrence of a change in law or regulation or a change in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority, the Trust is or will be considered an "investment company" that is required to be registered under the Investment Company Act of 1940, as amended (the "Investment Company Act"), which change becomes effective on or after the date of original issuance of the Preferred Securities.

SHORTENING OF STATED MATURITY OF JUNIOR SUBORDINATED DEBENTURES

        The Company has the right, at any time, to shorten the maturity of the Junior Subordinated Debentures to a date not earlier than June 30, 2003. The exercise of such right is subject to the Company having received prior approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve. See "Description of the Junior Subordinated Debentures-- General."

RIGHTS UNDER THE GUARANTEE

        The Guarantee guarantees to the holders of the Preferred Securities, to the extent not paid by the Trust, (i) any accrued and unpaid Distributions required to be paid on the Preferred Securities, to the extent that the Trust has funds available therefor at such time, (ii) the Redemption Price (as defined herein) with respect to any Preferred Securities called for redemption, to the extent that the Trust has funds available therefor at such time, and (iii) upon a voluntary or involuntary dissolution, winding-up or liquidation of the Trust (other than in connection with the distribution of Junior Subordinated Debentures to the holders of Preferred Securities or a redemption of all of the Preferred Securities), the lesser of (a) the amount of the Liquidation Distribution (as defined herein), to the extent the Trust has funds available therefor at such time, and (b) the amount of assets of the Trust remaining available for distribution to holders of the Preferred Securities in liquidation of the Trust. The holders of not less than a majority in Liquidation Amount of the Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of the Guarantee or to direct the exercise of any trust power conferred upon the Guarantee Trustee under the Guarantee. Any holder of the Preferred Securities may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against the Trust, the Guarantee Trustee or any other Person (as defined in the Guarantee). If the Company were to default on its obligation to pay amounts payable under the Junior Subordinated Debentures, the Trust would lack funds for the payment of Distributions or amounts payable on redemption of the Preferred Securities or otherwise, and, in such event, holders of Preferred Securities would not be able to rely upon the Guarantee for such amounts. In the event, however, that a Debenture Event of Default has occurred and is continuing and such event is attributable to the failure of the Company to pay interest on or principal of the Junior Subordinated Debentures on the payment date on which such payment is due and payable, then a holder of Preferred Securities may institute a legal proceeding directly against the Company for enforcement of payment to such holder of the principal of or interest on such Junior Subordinated Debentures having a principal amount equal to the aggregate Liquidation Amount of the Preferred Securities of such holder (a "Direct Action"). The exercise by the Company of its right, as described herein, to defer the payment of interest on the Junior Subordinated Debentures does not constitute a Debenture Event of Default. In connection with such Direct Action, the Company will have a right of set-off under the Indenture to the extent of any payment made by the Company to such holder of Preferred Securities in the Direct Action. Except as described herein, holders of Preferred Securities will not be able to exercise directly any other remedy available to the holders of the Junior Subordinated Debentures or assert directly any other rights in respect of the Junior Subordinated Debentures. See "Description of the Junior Subordinated Debentures-- Enforcement of Certain Rights by Holders of Preferred Securities," "Description of the Junior Subordinated Debentures--Debenture Events of Default" and "Description of the Guarantee." The Trust Agreement provides that each holder of Preferred Securities by acceptance thereof agrees to the provisions of the Guarantee and the Indenture.

NO VOTING RIGHTS EXCEPT IN LIMITED CIRCUMSTANCES

         Holders of Preferred Securities will have no voting rights except in limited circumstances relating only to the modification of the Preferred Securities and the exercise of the rights of the Trust as holder of the Junior Subordinated Debentures and the Guarantee. Holders of Preferred Securities will not be entitled to vote to appoint, remove or replace the Property Trustee or the Delaware Trustee, as such voting rights are vested exclusively in the holder of the Common Securities (except upon the occurrence of certain events described herein). The Property Trustee, the Administrative Trustees and the Company may amend the Trust Agreement without the consent of holders of Preferred Securities to ensure that the Trust will be classified for United States federal income tax purposes as a grantor trust even if such action adversely affects the interests of such holders. See "Description of the Preferred Securities--Voting Rights; Amendment of Trust Agreement" and "Description of the Preferred Securities--Removal of the Trust Trustees."

PROPOSED TAX LEGISLATION

         In both 1996 and 1997 legislation was proposed that would, if enacted, have adversely affected the tax treatment of the Preferred Securities. On March 19, 1996, President Clinton proposed certain tax law changes (the "1996 Proposed Legislation") that would, among other things, generally deny corporate issuers a deduction for interest in respect of certain debt obligations having a maximum term in excess of 20 years and not shown as indebtedness on the issuer's applicable consolidated balance sheet. Neither the 1996 Proposed Legislation or similar legislation was enacted during the 104th Congress. On February 6, 1997, President Clinton proposed in the administration's fiscal year 1998 budget certain tax law changes (the "Administration's 1997 Tax Proposals") that would b among other things, generally deny corporate issuers a deduction for interest or OID in respect of certain debt obligations having a maximum term in excess of 15 years and not shown as indebtedness on the issuer's applicable consolidated balance sheet. Neither the Administration's 1997 Tax Proposals nor similar legislation was enacted by the 105th Congress. There can be no assurance, however, that legislation enacted after the date hereof will not adversely affect the ability of the Company to deduct the interest payable on the Junior Subordinated Debentures or otherwise give rise to a Tax Event.

REDEMPTION; EXCHANGE OF PREFERRED SECURITIES FOR JUNIOR SUBORDINATED DEBENTURES

         The Company has the right at any time to dissolve the Trust and cause the Junior Subordinated Debentures, after satisfaction of liabilities to creditors of the Trust, to be distributed to the holders of the Preferred Securities in exchange therefor in liquidation of the Trust. The exercise of such right is subject to the Company having received prior approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve. The Company will have the right, in certain circumstances, to redeem the Junior Subordinated Debentures in whole or in part, in lieu of a distribution of the Junior Subordinated Debentures by the Trust, in which event the Trust will redeem the Trust Securities on a pro rata basis to the same extent as the Junior Subordinated Debentures are redeemed by the Company. Any such distribution or redemption prior to the Stated Maturity will be subject to prior approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve. See "Description of the Preferred Securities--Redemption or Exchange--Tax Event Redemption, Capital Treatment Event Redemption or Investment Company Event Redemption."

         Under current United States federal income tax law, a distribution of Junior Subordinated Debentures upon the dissolution of the Trust would not be a taxable event to holders of the Preferred Securities. If, however, the Trust is characterized as an association taxable as a corporation at the time of the dissolution of the Trust, the distribution of the Junior Subordinated Debentures may constitute a taxable event to holders of Preferred Securities. Moreover, upon occurrence of a Tax Event, a dissolution of the Trust in which holders of the Preferred Securities receive cash may be a taxable event to such holders. See "Certain Federal Income Tax Consequences--Receipt of Junior Subordinated Debentures or Cash Upon Liquidation of the Trust."

         There can be no assurance as to the market prices for the Preferred Securities or the Junior Subordinated Debentures that may be distributed in exchange for Preferred Securities upon a dissolution or liquidation of the Trust. The Preferred Securities or the Junior Subordinated Debentures may trade at a discount to the price that the investor paid to purchase the Preferred Securities offered hereby. Because holders of Preferred Securities may receive Junior Subordinated Debentures, prospective purchasers of Preferred Securities are also making an investment decision with regard to the Junior Subordinated Debentures and should carefully review all the information regarding the Junior Subordinated Debentures contained herein.

         If the Junior Subordinated Debentures are distributed to the holders of Preferred Securities upon the liquidation of the Trust, the Company will use its best efforts to list the Junior Subordinated Debentures on The Nasdaq Stock Market's National Market or such stock exchanges, if any, on which the Preferred Securities are then listed.

LIMITED COVENANTS

         The covenants in the Indenture are limited, and there are no covenants relating to the Company in the Trust Agreement. As a result, neither the Indenture nor the Trust Agreement protects holders of Junior Subordinated Debentures, or Preferred Securities, respectively, in the event of a material adverse change in the Company's financial condition or results of operations or limits the ability of the Company or any subsidiary to incur additional indebtedness. Therefore, the provisions of these governing instruments should not be considered a significant factor in evaluating whether the Company will be able to comply with its obligations under the Junior Subordinated Debentures or the Guarantee.

TRADING PRICE; ABSENCE OF PRIOR PUBLIC MARKET FOR THE PREFERRED SECURITIES

         The Preferred Securities may trade at a price that does not accurately reflect the value of accrued but unpaid interest (or OID if the Junior Subordinated Debentures are treated as having been issued, or reissued, with
OID) with respect to the underlying Junior Subordinated Debentures. A holder who disposes of his Preferred Securities will be required to include in ordinary income (i) any portion of the amount realized that is attributable to such accrued but unpaid interest to the extent not previously included in income, or
(ii) any amount of OID, in either case, that has accrued on his pro rata share of the underlying Junior Subordinated Debentures during the taxable year of sale through the date of disposition. Any such income inclusion will increase the holder's adjusted tax basis in his Preferred Securities disposed of. To the extent that the amount realized in the sale is less than the holder's adjusted tax basis, a holder will recognize a capital loss. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes. See "Certain Federal Income Tax Consequences - Disposition of Preferred Securities."

         There is no current public market for the Preferred Securities. Although application has been made to have the Preferred Securities approved for quotation on The Nasdaq Stock Market's National Market, there can be no assurance that an active public market will develop for the Preferred Securities or that, if such market develops, the market price will equal or exceed the public offering price set forth on the cover page of this Prospectus. The public offering price for the Preferred Securities has been determined through negotiations between the Company and the Underwriters. Prices for the Preferred Securities will be determined in the marketplace and may be influenced by many factors, including prevailing interest rates, the liquidity of the market for the Preferred Securities, investor perceptions of the Company and general industry and economic conditions.

POSSIBLE ADVERSE EFFECT ON MARKET PRICES

         There can be no assurance as to the market prices for the Preferred Securities or the Junior Subordinated Debentures that may be distributed in exchange for Preferred Securities if a termination of the Trust were to occur. Accordingly, the Preferred Securities or the Junior Subordinated Debentures may trade at a discount from the price that investors paid to purchase the Preferred Securities offered hereby. Because holders of Preferred Securities may receive Junior Subordinated Debentures in liquidation of the Trust and because Distributions are otherwise limited to payments on the Junior Subordinated Debentures, prospective purchasers of the Preferred Securities are also making an investment decision with regard to the Junior Subordinated Debentures and should carefully review all the information regarding the Junior Subordinated Debentures contained herein. See "Description of Junior Subordinated Debentures."


PREFERRED SECURITIES ARE NOT INSURED

         The Preferred Securities are not insured by the Bank Insurance Fund (the "BIF") or the Savings Association Insurance Fund (the "SAIF") of the Federal Deposit Insurance Corporation (the "FDIC") or by any other governmental agency.


                      RISK FACTORS RELATING TO THE COMPANY

LENDING RISKS -- CREDIT QUALITY

        A central focus of the Company's and the Bank's strategy is the continued development and growth of a diversified loan portfolio, with emphasis on commercial real estate, residential real estate and commercial and industrial loans. Certain risks are inherent in the lending function, including a borrower's inability to pay, insufficient collateral coverage and changes in interest rates. Repayment risk on commercial loans is significantly affected by changing economic conditions in a particular geographical area, business or industry which could impair future operating performance. Risks associated with real estate loans and general business loans include changes in general economic conditions which may affect the borrower's ability to repay as well as underlying collateral values. Installment and other consumer loans are subject to repayment risk.

        Multi-family residential and commercial real estate loans are generally viewed in the banking community as exposing the lender to greater credit risk than 1-4 family residential real estate loans and typically involve higher loan principal amounts. At December 31, 1997, the Bank's multi-family residential and commercial real estate portfolios totaled $ 140.3 million, or 44.3% of total loans and loans held for sale. Of this amount, $29.6 million, or 21.1% consisted of multi-family residential real estate loans and $110.7 million, or 78.9%, consisted of commercial real estate loans.

        The Bank currently originates loans secured by commercial real estate properties. The Bank attempts to offset the risks associated with commercial real estate lending by primarily lending to individuals who have proven management experience and who will be actively involved in the management of the property, and by making such loans with lower loan-to-value ratios than 1-4 family residential real estate loans. Economic events and government regulations, which are outside the control of the borrower or lender, could affect the value of the security for such loans or the future cash flow of the affected properties.

        At December 31, 1997, the Bank had $1,831,000 in non-performing commercial real estate loans and $19,000 in non-performing multi-family residential real estate loans. For the year ended December 31, 1997, the Bank experienced charge-offs of $48,000 and $0 on commercial real estate loans and multi-family residential real estate loans, respectively.

        At December 31, 1997, 24.1% of the Bank's total loans and loans held for sale were secured by 1-4 family residential mortgages, of which 74% were adjustable rate mortgages ("ARMs"). Generally, ARMs pose credit risks different from the risks inherent in fixed-rate loans because when interest rates rise the borrower's payments rise, thereby increasing the potential for default. However, long-term fixed-rate loans expose the Bank to higher interest-rate risk.

        At December 31, 1997, 16.0% of the Bank's total loans were commercial and industrial. Commercial and industrial loans are typically lines of credit against which the borrowers may draw from time to time to meet cash needs. The amount available to any customer may be fixed by agreement or may be determined by a formula based on the borrower's current inventory or accounts receivable or similar criteria. Interest rates typically float with reference to a prime or base rate establish by the Bank from time to time. Therefore, in addition to the risk of the borrower's credit, some commercial or industrial loans may become unprofitable or less profitable if the reference interest rates decline.

COMPETITION

        The Bank faces significant competition both in generating loans and in attracting deposits. The eastern Massachusetts area is a highly competitive market. The Bank faces direct competition from a significant number of financial institutions operating in its market area, many with a state-wide or regional presence and, in some cases, a national presence. Many of these financial institutions are significantly larger and have greater financial resources than the Bank. The Bank's competition for loans comes principally from commercial banks, savings banks, mortgage banking companies, credit unions and insurance companies. The Bank faces competition for deposits from savings and commercial banks and credit unions. In addition, the Bank faces increasing competition for deposits from non-bank institutions such as brokerage firms and insurance companies in such instruments as short-term money market funds, corporate and government securities funds, mutual funds and annuities. Competition may also increase as a result of the lifting of restrictions on the interstate operations of financial institutions.

SENSITIVITY TO LOCAL ECONOMY

        Prevailing economic conditions, as well as government policies and regulations concerning, among other things, monetary and fiscal affairs, significantly affect the operations of financial institutions such as the Bank. The New England region of the United States, including eastern Massachusetts (the Bank's primary market area), experienced a significant economic decline which began in 1988 and outlasted the national recession. This decline adversely affected employment, the real estate markets and the banking industry in the Bank's market area. Any deterioration of economic conditions or real estate markets in the Bank's market area could adversely affect the financial condition and results of operations of the Bank in the future.

ECONOMIC CONDITIONS AND MONETARY POLICIES

        Conditions beyond the Company's control may have a significant impact on changes in net interest income from one period to another. Examples of such conditions could include: (i) the strength of credit demands by customers; (ii) fiscal and debt management policies of the federal government, including changes in tax laws; (iii) the Federal Reserve's monetary policy, including the percentage of deposits that must be held in the form of non-earning cash reserves; (iv) the introduction and growth of new investment instruments and transaction accounts by non-bank financial competitors; and (v) changes in rules and regulations governing the payment of interest on deposit accounts.

SENSITIVITY TO FLUCTUATIONS IN INTEREST RATES

        The Company's profitability, like that of most similarly situated financial institutions, is dependent to a large extent upon the Bank's net interest income, which is the difference between its interest income on interest-earning assets, such as loans and investments, and its interest expense on interest-bearing liabilities, such as deposits and borrowings. Accordingly, the Company's results of operations and financial condition are largely dependent on movements in market interest rates and its ability to manage its assets in response to such movements. The difference between the amount of the total interest-earning assets and interest-bearing liabilities which reprice within a given time period could have a negative effect on the Bank's net interest income depending on whether such difference was positive or negative and the direction of movement of interest rates.

        Increases in interest rates may reduce demand for loans and, thus, the amount of loan and commitment fees. In addition, fluctuations in interest rates may also result in disintermediation, which is the flow of funds away from depository institutions into direct investments which pay a higher rate of return, and may affect the value of the Company's investment securities and other interest earning assets. Given that the Bank's assets consist of a substantial number of loans with interest rates which change in accordance with changes in prevailing market rates, if interest rates rise sharply, many of the Bank's borrowers would be required to make higher interest payments on their loans. Thus, increases in interest rates may cause the Bank to experience an increase in delinquent loans and defaults to the extent that borrowers are unable to meet their increased debt servicing obligations.

ALLOWANCE FOR LOAN LOSSES

        The Bank has established an allowance for loan losses in accordance with generally accepted accounting principles. The Company believes that the allowance is adequate. Nevertheless, future additions to the allowance in the form of the provision for loan losses may be necessary due to changes in economic conditions and growth of the Bank's loan portfolio. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. An increase in the Bank's provision for loan losses would negatively affect the Company's earnings.

LEGISLATIVE AND REGULATORY DEVELOPMENTS

        The financial institutions industry is subject to significant regulation which has materially affected the financial institutions industry in the past and will do so in the future. Such regulations, which affect the Company on a daily basis, may be changed at any time, and the interpretation of the relevant law and regulations are also subject to change by the authorities who examine the Company and the Bank and interpret those laws and regulations. There can be no assurance that any present or future changes in the laws or regulations or in their interpretation will not adversely and materially affect the Company.

POTENTIAL LIABILITY FOR UNDERCAPITALIZED SUBSIDIARY BANK

        Under federal law, a bank holding company may be required to guarantee a capital plan filed by an undercapitalized bank or thrift subsidiary with its primary regulator. If the subsidiary defaults under the plan, the holding company may be required to contribute to the capital of the subsidiary bank an amount equal to the lesser of 5% of the bank's assets at the time it became undercapitalized or the amount necessary to bring the bank into compliance with applicable capital standards. It is, therefore, possible that the Company would be required to contribute capital to the Bank or any other bank it may acquire in the event that the Bank or such other bank becomes undercapitalized.

YEAR 2000 COMPLIANCE

        During 1997 the Company conducted a comprehensive review of its computer systems to identify the systems that could be affected by the "Year 2000" issue and has developed an implementation plan to resolve the issue. The Year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's programs that have time-sensitive software may recognize a date ending in "00" as the year 1900 rather than the year 2000. The result might be miscalculations or a major system failure. The Company plans to convert to a new core processing software and implement modifications to existing software beginning mid-1998. The Company's audit committee is also the Year 2000 compliance committee and reports to the board of directors of the Company. The Company believes that the Year 2000 problem will not pose significant operational problems for the Company's computer systems as so modified and converted. The new core processing software is designed to be Year 2000 compliant and the modifications currently planned for the Company's other systems do not involve material cost to the Company. However, if such modifications and conversions are not completed in a timely manner, the Year 2000 problem may have a material adverse impact on the operations of the Company.




                              CENTURY BANCORP, INC.

        Century Bancorp, Inc., a Massachusetts corporation (together with its subsidiary, unless the context otherwise requires, the "Company"), formed in 1972 and headquartered in Medford, Massachusetts, is a one bank holding company operating primarily through Century Bank and Trust Company, a Massachusetts bank formed in 1969 (the "Bank"). The Company had total assets of $631.1 million and stockholders' equity of $53.9 million on December 31, 1997. The Bank is a community bank, with 15 banking offices in 14 cities and towns in eastern Massachusetts ranging from Braintree to Peabody. The Bank's customers consist primarily of small and medium-sized businesses and retail customers in these communities and surrounding areas, as well as local governments throughout eastern Massachusetts.

        The Bank offers a wide range of services to commercial enterprises, state and local governments and agencies, and individuals with an emphasis on service to small and medium-size businesses and retail customers in its market area. It makes commercial loans, real estate and construction loans, and consumer loans, and accepts savings, time, and demand deposits. In addition, the Bank offers to its corporate customers automated lock box collection services, cash management services and account reconciliation services, and actively promotes the marketing of these services to the municipal market.

        The Bank provides full service securities brokerage through Century Financial Services in conjunction with Commonwealth Equities. In addition, the Bank is a provider of financial services including cash management, transaction processing and short term financing to municipalities in Massachusetts. The Bank has deposit relationships with approximately 30% of the 351 cities and towns in the state.


FINANCIAL SUMMARY

(dollars in thousands,                                                              At or for the
except per share data)                                                                Year Ended
                                                                                     December 31,
                                                           --------------------------------------------------------------------
                                                             1997           1996           1995           1994           1993
                                                             ----           ----           ----           ----           ----
Assets                                                     $631,125       $560,857       $531,928       $465,419       $469,823
Deposits                                                    515,449        476,135        458,615        409,542        421,395
Stockholders' equity                                         53,857         47,489         42,935         37,553         35,505
Pre-tax income                                               11,028          8,839          6,240          4,072          1,828
Net income                                                    6,823          5,434          4,574          3,304          1,223
Net yield on average earning assets, taxable
  equivalent                                                  4.99%          4.79%          4.86%          4.70%          4.16%
Return on average equity                                     13.56%         12.13%         11.33%          9.11%          3.48%
Return on average assets                                      1.20%          1.01%          0.92%          0.70%          0.25%


STRATEGY

        The Company has sought to consistently increase earnings per share and to maximize return on equity through a combination of strategies, including:

o Personalized Service. The Company seeks to offer a full range of products and services to its customers while maintaining the high level of personalized service associated with a community bank. Strong, long-term relationships are a cornerstone of this strategy. The Company strives to respond quickly to customer needs and provides customers with direct access to senior lending officers with approval authority. The Company intends to use its community-based position to build its portfolio of commercial loans to small and medium-sized businesses.

o Growth through Strategic Acquisitions. The Company is in the process of completing the acquisition of Haymarket Cooperative Bank. See "Recent Developments" below. The Company continues to seek suitable strategic opportunities for consolidation and expansion of its market position through selective acquisitions.

RECENT DEVELOPMENTS

        On December 10, 1997, the Company announced an agreement to acquire Haymarket Cooperative Bank. Haymarket, located in Boston, Massachusetts, has approximately $142 million of assets and will be acquired for approximately $20 million in cash. The Haymarket acquisition will add two branch locations in Boston's financial district, allowing the Company to provide commercial banking services to a greater number of Boston's small and medium-sized businesses. The acquisition will also connect the Bank geographically, giving it a market presence from Beverly on the North Shore of Massachusetts to Quincy and Braintree on the South Shore. The transaction is subject to federal and state regulatory approvals.

        On April 14, 1998, the Company announced net income of $1,802,000 or $0.31 per share for the first quarter of 1998, compared to net income of $1,376,000, or $0.24 per share for the first quarter of 1997.

        Total stockholders' equity was $55.3 million at March 31, 1998, compared to $48.4 million at March 31, 1997. The Company's leverage ratio at March 31, 1998, stood at 9.05%, compared to a leverage ratio of 8.62% on March 31, 1997. Book value at March 31, 1998 was $9.55 per share.

        The Company's allowance for loan losses was $4.7 million, or 1.46% of loans outstanding at the end of the first quarter, compared to $4.3 million, or 1.46% of loans outstanding at March 31, 1997. Non-accruing loans totaled $1.5 million at March 31, 1998, compared to $1.7 million at the end of the previous quarter.

        The Company's Board of Directors voted a regular quarterly dividend of 5 cents ($0.05) per share on the Company's Class A common stock, and 0.70 cents ($0.0070) per share on the Company's Class B common stock. The dividends were declared payable May 15, 1998 to stockholders of record on May 1, 1998.

        The principal executive office of the Company is located at 400 Mystic Avenue, Medford, Massachusetts 02155 and its telephone number is (781) 391-4000.


                          CENTURY BANCORP CAPITAL TRUST

        The Trust is a statutory business trust formed under Delaware law pursuant to (i) a trust agreement, dated as of April 21, 1998, executed by the Company, as depositor, and the trustees of the Trust and (ii) a certificate of trust filed with the Secretary of State of the State of Delaware on April 21, 1998. The initial trust agreement will be amended and restated in its entirety (as so amended and restated, the "Trust Agreement") substantially in the form filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The Trust Agreement will be qualified as an indenture under the Trust Indenture Act. Upon issuance of the Preferred Securities, the purchasers thereof will own all of the Preferred Securities. The Company will acquire all of the Common Securities, which will represent an aggregate liquidation amount equal to at least 3% of the total capital of the Trust. The Common Securities will rank pari passu, and payments will be made thereon pro rata, with the Preferred Securities, except that upon the occurrence and during the continuance of an Event of Default (as defined herein) under the Trust Agreement resulting from a Debenture Event of Default, the rights of the Company as holder of the Common Securities to payment in respect of Distributions and payments upon liquidation, redemption or otherwise will be subordinated to the rights of the holders of the Preferred Securities. See "Description of the Preferred Securities--Subordination of Common Securities." The Trust exists for the exclusive purposes of (i) issuing the Trust Securities representing undivided beneficial interests in the assets of the Trust, (ii) investing the gross proceeds of the Trust Securities in the Junior Subordinated Debentures issued by the Company, and (iii) engaging in only those other activities necessary, advisable, or incidental thereto. The Junior Subordinated Debentures and payments thereunder will be the only assets of the Trust and payments under the Junior Subordinated Debentures will be the only revenue of the Trust. The Trust has a term of 55 years, but may dissolve earlier as provided in the Trust Agreement. The principal executive office of the Trust is c/o Century Bancorp, Inc., 400 Mystic Avenue, Medford, Massachusetts 02155, and its telephone number is (781) 391-4000.

        The number of Trustees will, pursuant to the Trust Agreement, initially be five. Three of the Trustees (the "Administrative Trustees") will be persons who are employees or officers of, or who are affiliated with, the Company. The fourth trustee will be a financial institution that is unaffiliated with the Company, which trustee will serve as institutional trustee under the Trust Agreement and as indenture trustee for the purposes of compliance with the provisions of the Trust Indenture Act (the "Property Trustee"). State Street Bank and Trust Company, a state chartered trust company organized under the laws of The Commonwealth of Massachusetts, will be the Property Trustee until removed or replaced by the holder of the Common Securities. For purposes of compliance with the provisions of the Trust Indenture Act, State Street Bank and Trust Company, a state chartered trust company organized under the laws of The Commonwealth of Massachusetts, will also act as trustee (the "Guarantee Trustee") under the Guarantee and as Debenture Trustee (as defined herein) under the Indenture. The fifth trustee will be an entity that maintains its principal place of business in the State of Delaware (the "Delaware Trustee"). Wilmington Trust Company, a Delaware banking corporation, will act as Delaware Trustee.

        The Property Trustee will hold title to the Junior Subordinated Debentures for the benefit of the holders of the Trust Securities and in such capacity will have the power to exercise all rights, powers and privileges under the Indenture. The Property Trustee will also maintain exclusive control of a segregated non-interest-bearing bank account (the "Property Account") to hold all payments made in respect of the Junior Subordinated Debentures for the benefit of the holders of the Trust Securities. The Property Trustee will make payments of Distributions and payments on liquidation, redemption and otherwise to the holders of the Trust Securities out of funds from the Property Account. The Guarantee Trustee will hold the Guarantee for the benefit of the holders of the Preferred Securities. The Company, as the holder of all the Common Securities, will have the right to appoint, remove or replace any Trustee and to increase or decrease the number of Trustees. The Company will pay all fees and expenses related to the Trust and the offering of the Trust Securities.

        The rights of the holders of the Preferred Securities, including economic rights, rights to information and voting rights, are set forth in the Trust Agreement, the Delaware Business Trust Act (the "Trust Act") and the Trust Indenture Act. See "Description of the Preferred Securities."

                                 USE OF PROCEEDS

        The Trust will use the gross proceeds from the sale of the Preferred Securities to purchase Junior Subordinated Debentures of the Company. The Company intends to use the net proceeds of the sale of the Junior Subordinated Debentures for general corporate purposes, including contributions to the Bank to fund its operations, the financing of one or more future acquisitions by the Company if and when suitable opportunities arise and the repurchase of outstanding equity securities of the Company. Initially, the net proceeds may be used to make investments in short-term investment securities pending its use for the purposes described above.

        The Federal Reserve has approved, subject to certain limitations as to amount, the use of certain cumulative preferred stock instruments such as the Preferred Securities as Tier 1 capital for bank holding companies such as the Company. The Company has elected to issue the Preferred Securities because the Company expects the Preferred Securities to qualify as Tier 1 capital and the Distributions payable on the Preferred Securities to be a tax deductible expense of the Company. The Company expects that, upon completion of the sale of the Preferred Securities offered hereby, Preferred Securities having an aggregate Liquidation Amount of approximately $17.6 million at December 31, 1997 will be eligible to qualify as Tier 1 capital under the capital guidelines of the Federal Reserve. Preferred Securities representing an aggregate Liquidation Amount in excess of that amount are expected to be treated as Tier 2 capital until all or some of that excess is eligible to qualify as Tier 1 capital under the capital guidelines of the Federal Reserve.

                       MARKET FOR THE PREFERRED SECURITIES

        Application has been made to have the Preferred Securities approved for quotation on The Nasdaq Stock Market's National Market under the symbol "CNBKP." Although the Underwriters have informed the Company that they currently intend to make a market in the Preferred Securities, there can be no assurance that an active and liquid trading market will develop, or, if developed, that such a market will continue. The offering price and distribution rate have been determined by negotiations among representatives of the Company and the Underwriters, and the offering price of the Preferred Securities may not be indicative of the market price following the offering. See "Underwriting."


                              ACCOUNTING TREATMENT

        The Trust will be treated, for financial reporting purposes, as a subsidiary of the Company and, accordingly, the accounts of the Trust will be included in the consolidated financial statements of the Company. The Preferred Securities will be presented as a separate category of long-term debt in the consolidated balance sheet of the Company under the caption "Guaranteed Preferred Beneficial Interests in the Company's Junior Subordinated Debentures," and appropriate disclosures about the Preferred Securities, the Guarantee and the Junior Subordinated Debentures will be included in the notes to consolidated financial statements. The Company will record Distributions payable on the Preferred Securities as interest expense in the consolidated statements of income for financial reporting purposes.

        All future reports of the Company filed under the Exchange Act will (a) present the Trust Securities issued by the Trust on the balance sheet as a separate category of long-term debt item entitled "Guaranteed preferred beneficial interests in the Company's junior subordinated debentures," (b) include in a footnote to the financial statements disclosure that the sole assets of the Trust are the Junior Subordinated Debentures (including the outstanding principal amount, interest rate and maturity date of such Junior Subordinated Debentures), and (c) include in an audited footnote to the financial statements disclosure that the Company owns all the Common Securities of the Trust, and that the back-up obligations, in the aggregate, constitute a full and unconditional guarantee by the Company of the obligations of the Trust under the Preferred Securities.

                                 CAPITALIZATION

        The following table sets forth (i) the consolidated capitalization of the Company at December 31, 1997 and (ii) the consolidated capitalization of the Company giving effect to the issuance of the Preferred Securities hereby offered by the Trust and receipt by the Company of the net proceeds from the corresponding sale of the Junior Subordinated Debentures to the Trust, as if the sale of the Preferred Securities had been consummated on December 31, 1997 and assuming the Underwriters' over-allotment option was not exercised.


                                                                                            December 31, 1997
                                                                                            -----------------
                                                                                      Actual              As Adjusted
                                                                                      ------              -----------
                                                                                             (dollars in thousands)
LONG-TERM DEBT:
     Guaranteed preferred beneficial interests in the Company's
        junior subordinated debentures.......................................               $     0             $25,000(1)

STOCKHOLDERS' EQUITY:
     Class A common stock, par value $1.00 per share; 10,000,000 shares authorized; 3,541,447 shares issued and outstanding,
        actual and as adjusted...............................................                 3,541             $ 3,541
     Class B common stock, par value $1.00 per share; 5,000,000 shares authorized; 2,326,520 shares issued and outstanding,
        actual and as adjusted...............................................                 2,327               2,327
     Additional paid-in capital..............................................                10,877              10,877
     Retained earnings.......................................................                37,180              37,180
     Treasury stock, Class A, 30,000 shares in 1997 at cost..................                 (136)                (136)
     Treasury stock, Class B, 47,550 shares in 1997 at cost .................                  (41)                 (41)
        Unrealized gain on securities available for sale, net of taxes.......                   109                 109
               Total stockholders' equity....................................                53,857              53,857
                                                                                            -------             -------
               Total capitalization..........................................                53,857              78,857
                                                                                            =======             =======
               CAPITAL RATIOS:
     Stockholders' equity to total assets....................................                 8.53%              12.02%
     Leverage-based capital ratio(2)(3)(4)...................................                 9.09%              11.61%
     Risk-based capital ratios(3)(4):
               Tier 1 capital to risk-weighted assets........................                15.51%              20.37%
               Total risk-based capital to risk-weighted assets..............                16.76%              21.61%



-------------------------

(1) In connection with the issuance of the guaranteed preferred beneficial interests in the Company's Junior Subordinated Debentures, the Company estimates it will incur expenses of $________ (including Underwriters' compensation of $________). The Junior Subordinated Debentures will mature on June 30, 2029, which date may be shortened to a date not earlier than June 30, 2003 if certain conditions are met.
(2) The leverage ratio is Tier 1 capital divided by average quarterly assets, after deducting intangible assets and net deferred tax assets in excess of regulatory maximum limits.
(3) The capital ratios, as adjusted, are computed including the total estimated net proceeds from the sale of the Preferred Securities, in a manner consistent with Federal Reserve guidelines.
(4) Federal Reserve guidelines for calculation of Tier 1 capital to risk-weighted assets limit the amount of cumulative preferred stock and securities similar to the Preferred Securities which can be included in Tier 1 capital to 25% of other Tier 1 capital. The risk-based capital ratio assumes net proceeds are invested in assets that carry a 20% risk-weighting.

                     DESCRIPTION OF THE PREFERRED SECURITIES

        The Preferred Securities will be issued pursuant to the terms of the Trust Agreement. The Trust Agreement will be qualified as an indenture under the Trust Indenture Act. The Property Trustee, State Street Bank and Trust Company, will act as indenture trustee for the Preferred Securities under the Trust Agreement for purposes of complying with the provisions of the Trust Indenture Act. The terms of the Preferred Securities will include those stated in the Trust Agreement and those made part of the Trust Agreement by the Trust Indenture Act. The following summary of the material terms and provisions of the Preferred Securities and the Trust Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Agreement, the Trust Act and the Trust Indenture Act. Wherever particular defined terms of the Trust Agreement are referred to, but not defined herein, such defined terms are incorporated herein by reference. The form of the Trust Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

GENERAL

        Pursuant to the terms of the Trust Agreement, the Trustees, on behalf of the Trust, will issue the Trust Securities. All of the Common Securities will be owned by the Company. The Preferred Securities will represent preferred undivided beneficial interests in the assets of the Trust and the holders thereof will be entitled to a preference over the Common Securities in certain circumstances with respect to Distributions and amounts payable on redemption or liquidation, as well as other benefits as described in the Trust Agreement. The Trust Agreement does not permit the issuance by the Trust of any securities other than the Trust Securities or the incurrence of any indebtedness by the Trust.

        The Preferred Securities will rank pari passu, and payments will be made thereon pro rata with the Common Securities, except as described under "--Subordination of Common Securities." Legal title to the Junior Subordinated Debentures will be held by the Property Trustee in trust for the benefit of the holders of the Trust Securities. The Guarantee executed by the Company for the benefit of the holders of the Preferred Securities will be a guarantee on a subordinated basis with respect to the Preferred Securities, but will not guarantee payment of Distributions or amounts payable on redemption or liquidation of such Preferred Securities when the Trust does not have funds on hand available to make such payments. State Street Bank and Trust Company, as Guarantee Trustee, will hold the Guarantee for the benefit of the holders of the Preferred Securities. See "Description of the Guarantee."

DISTRIBUTIONS

        Payment of Distributions. Distributions on each Preferred Security will be payable at the annual rate of ___% of the stated Liquidation Amount of $10, payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, to the holders of the Preferred Securities on the relevant record dates (each date on which Distributions are payable in accordance with the foregoing, a "Distribution Date"). The record date will be the fifteenth day of the month in which the relevant Distribution Date occurs. Distributions will accumulate from May __, 1998, the date of original issuance. The first Distribution Date for the Preferred Securities will be September 30, 1998. The amount of Distributions payable for any period will be computed on the basis of a 360- day year of twelve 30-day months. In the event that any date on which Distributions are payable on the Preferred Securities is not a Business Day, then payment of the Distributions payable on such date will be made on the next succeeding day that is a Business Day (and without any additional Distributions, interest or other payment in respect of any such delay) with the same force and effect as if made on the date such payment was originally due and payable. "Business Day" means any day other than a Saturday or a Sunday, a day on which banking institutions in the City of Boston are authorized or required by law or executive order to remain closed or a day on which the corporate trust office of the Property Trustee or the Debenture Trustee is closed for business.

         Extension Period. The Company has the right under the Indenture, so long as no Debenture Event of Default has occurred and is continuing, to defer the payment of interest on the Junior Subordinated Debentures at any time, or from time to time (each, an "Extension Period"), which, if exercised, would defer quarterly Distributions on the Preferred Securities during any such Extension Period. Distributions to which holders of the Preferred Securities are entitled will accumulate additional Distributions thereon at the rate per annum of _________ % thereof, compounded quarterly from the relevant Distribution Date. "Distributions," as used herein, includes any such additional Distributions. The right to defer the payment of interest on the Junior Subordinated Debentures is limited, however, to a period, in each instance, not exceeding 20 consecutive quarters and no Extension Period may extend beyond the Stated Maturity of the Junior Subordinated Debentures. During any such Extension Period, the Company may not (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of the Company's capital stock, (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Company that rank pari passu with or junior in interest to the Junior Subordinated Debentures or make any guarantee payments with respect to any guarantee by the Company of the debt securities of any subsidiary of the Company if such guarantee ranks pari passu with or junior in interest to the Junior Subordinated Debentures (other than payments under the Guarantee), or (iii) redeem, purchase or acquire less than all of the Junior Subordinated Debentures or any of the Preferred Securities. Prior to the termination of any such Extension Period, the Company may further defer the payment of interest; provided, that such Extension Period may not exceed 20 consecutive quarters or extend beyond the Stated Maturity of the Junior Subordinated Debentures. Upon the termination of any such Extension Period and the payment of all amounts then due, the Company may elect to begin a new Extension Period, subject to the above requirements. Subject to the foregoing, there is no limitation on the number of times that the Company may elect to begin an Extension Period.

        The Company has no current intention of exercising its right to defer payments of interest by extending the interest payment period on the Junior Subordinated Debentures.

        Source of Distributions. The funds of the Trust available for distribution to holders of its Preferred Securities will be limited to payments under the Junior Subordinated Debentures in which the Trust will invest the proceeds from the issuance and sale of its Trust Securities. See "Description of the Junior Subordinated Debentures." Distributions will be paid through the Property Trustee who will hold amounts received in respect of the Junior Subordinated Debentures in the Property Account for the benefit of the holders of the Trust Securities. If the Company does not make interest payments on the Junior Subordinated Debentures, the Property Trustee will not have funds available to pay Distributions on the Preferred Securities. The payment of Distributions (if and to the extent the Trust has funds legally available for the payment of such Distributions and cash sufficient to make such payments) is guaranteed by the Company. See "Description of the Guarantee."

REDEMPTION OR EXCHANGE

        General. The Junior Subordinated Debentures will mature on June 30, 2029. The Company will have the right to redeem the Junior Subordinated Debentures (i) on or after June 30, 2003, in whole at any time or in part from time to time, or (ii) at any time, in whole (but not in part), within 180 days following the occurrence of a Tax Event, a Capital Treatment Event or an Investment Company Event, in each case subject to receipt of prior approval by the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve. The Company will not have the right to purchase the Junior Subordinated Debentures, in whole or in part, from the Trust until after June 30, 2003. See "Description of the Junior Subordinated Debentures--General."

        Mandatory Redemption. Upon the repayment or redemption, in whole or in part, of any Junior Subordinated Debentures, whether at Stated Maturity or upon earlier redemption as provided in the Indenture, the proceeds from such repayment or redemption will be applied by the Property Trustee to redeem a Like Amount (as defined herein) of the Trust Securities, upon not less than 30 nor more than 60 days notice, at a redemption price (the "Redemption Price") equal to the aggregate Liquidation Amount of such Trust Securities plus accumulated but unpaid Distributions thereon to the date of redemption (the "Redemption Date"). See "Description of the Junior Subordinated Debentures--Redemption or Exchange." If less than all of the Junior Subordinated Debentures are to be repaid or redeemed on a Redemption Date, then the proceeds from such repayment or redemption will be allocated to the redemption of the Trust Securities pro rata.

         Distribution of Junior Subordinated Debentures. Subject to the Company having received prior approval of the Federal Reserve if so required under applicable capital guidelines or policies of the Federal Reserve, the Company will have the right at any time to dissolve the Trust and, after satisfaction of the liabilities of creditors of the Trust as provided by applicable law, cause the Junior Subordinated Debentures to be distributed to the holders of Trust Securities in liquidation of the Trust. See "--Liquidation Distribution Upon Dissolution."

         Tax Event Redemption, Capital Treatment Event Redemption or Investment Company Event Redemption. If a Tax Event, a Capital Treatment Event or an Investment Company Event in respect of the Trust Securities occurs and is continuing, the Company has the right to redeem the Junior Subordinated Debentures in whole (but not in part) and thereby cause a mandatory redemption of such Trust Securities in whole (but not in part) at the Redemption Price within 180 days following the occurrence of such Tax Event, Capital Treatment Event or Investment Company Event. In the event a Tax Event, a Capital Treatment Event or an Investment Company Event has occurred with respect to the Trust Securities and the Company does not elect to redeem the Junior Subordinated Debentures and thereby cause a mandatory redemption of such Trust Securities or to liquidate the Trust and cause the Junior Subordinated Debentures to be distributed to holders of such Trust Securities in liquidation of the Trust as described below under "--Liquidation Distribution Upon Dissolution," such Preferred Securities will remain outstanding and Additional Interest (as defined herein) may be payable on the Junior Subordinated Debentures. "Additional Interest" means the additional amounts as may be necessary in order that the amount of Distributions then due and payable by the Trust on the outstanding Trust Securities will not be reduced as a result of any additional taxes, duties and other governmental charges to which the Trust has become subject as a result of a Tax Event.

         "Like Amount" means (i) with respect to a redemption of Trust Securities, Trust Securities having a Liquidation Amount equal to that portion of the principal amount of Junior Subordinated Debentures to be contemporaneously redeemed in accordance with the Indenture, which will be used to pay the Redemption Price of such Trust Securities, and (ii) with respect to a distribution of Junior Subordinated Debentures to holders of Trust Securities in connection with a dissolution or liquidation of the Trust, Junior Subordinated Debentures having a principal amount equal to the Liquidation Amount of the Trust Securities of the holder to whom such Junior Subordinated Debentures are distributed. Each Junior Subordinated Debenture distributed pursuant to clause
(ii) above will carry with it accumulated interest in an amount equal to the accumulated and unpaid interest then due on such Junior Subordinated Debenture.

         "Liquidation Amount" means the stated amount of $10 per Trust Security.

         After the liquidation date fixed for any distribution of Junior Subordinated Debentures for Preferred Securities (i) such Preferred Securities will no longer be deemed to be outstanding, and (ii) any certificates representing Preferred Securities will be deemed to represent the Junior Subordinated Debentures having a principal amount equal to the Liquidation Amount of such Preferred Securities, and bearing accrued and unpaid interest in an amount equal to the accrued and unpaid Distributions on the Preferred Securities until such certificates are presented to the Administrative Trustees or their agent for transfer or reissuance.

         There can be no assurance as to the market prices for the Preferred Securities or the Junior Subordinated Debentures that may be distributed in exchange for Preferred Securities if a dissolution and liquidation of the Trust were to occur. The Preferred Securities that an investor may purchase, or the Junior Subordinated Debentures that an investor may receive on dissolution and liquidation of the Trust, may, therefore, trade at a discount to the price that the investor paid to purchase the Preferred Securities offered hereby.

REDEMPTION PROCEDURES

        Preferred Securities redeemed on each Redemption Date will be redeemed at the Redemption Price with the applicable proceeds from the contemporaneous redemption of the Junior Subordinated Debentures. Redemptions of the Preferred Securities will be made and the Redemption Price will be payable on each Redemption Date only to the extent that the Trust has funds on hand available for the payment of such Redemption Price. See "--Subordination of the Common Securities."

        If the Trust gives a notice of redemption in respect of its Preferred Securities, then, by 12:00 noon, New York time, on the Redemption Date, to the extent funds are available, the Property Trustee will irrevocably deposit with the paying agent for the Preferred Securities funds sufficient to pay the aggregate Redemption Price and will give the paying agent for the Preferred Securities irrevocable instructions and authority to pay the Redemption Price to the holders thereof upon surrender of their certificates evidencing such Preferred Securities. Notwithstanding the foregoing, Distributions payable on or prior to the Redemption Date for any Preferred Securities called for redemption will be payable to the holders of such Preferred Securities on the relevant record dates for the related Distribution Dates. If notice of redemption will have been given and funds deposited as required, then upon the date of such deposit, all rights of the holders of such Preferred Securities so called for redemption will cease, except the right of the holders of such Preferred Securities to receive the Redemption Price and any Distribution payable on or before the Redemption Date, but without interest on such Redemption Price or Distribution, and such Preferred Securities will cease to be outstanding. In the event that any date fixed for redemption of Preferred Securities is not a Business Day, then payment of the Redemption Price payable on such date will be made on the next succeeding day which is a Business Day (and without any additional Distribution, interest or other payment in respect of any such delay) with the same force and effect as if made on such date. In the event that payment of the Redemption Price in respect of Preferred Securities called for redemption is improperly withheld or refused and not paid either by the Trust, or by the Company pursuant to the Guarantee, Distributions on such Preferred Securities will continue to accrue at the then applicable rate, from the Redemption Date originally established by the Trust for such Preferred Securities to the date such Redemption Price is actually paid, in which case the actual payment date will be considered the date fixed for redemption for purposes of calculating the Redemption Price. See "Description of the Guarantee."

        Subject to applicable law (including, without limitation, United States federal securities law), and further provided that the Company does not and is not continuing to exercise its right to defer interest payments on the Junior Subordinated Debentures, the Company or its subsidiaries may at any time and from time to time purchase outstanding Preferred Securities by tender, in the open market or by private agreement.

        Payment of the Redemption Price on the Preferred Securities and any distribution of Junior Subordinated Debentures to holders of Preferred Securities will be made to the applicable holders thereof as they appear on the register for the Preferred Securities on the relevant record date, which date will be the date 15 days prior to the Redemption Date or liquidation date, as applicable.

        If less than all of the Trust Securities are to be redeemed on a Redemption Date, then the aggregate Liquidation Amount of such Trust Securities to be redeemed will be allocated pro rata to the Trust Securities based upon the relative Liquidation Amounts of such classes. The particular Preferred Securities to be redeemed will be selected by the Property Trustee from the outstanding Preferred Securities not previously called for redemption, by such method as the Property Trustee deems fair and appropriate and which may provide for the selection for redemption of portions (equal to $10 or an integral multiple of $10 in excess thereof) of the Liquidation Amount of Preferred Securities of a denomination larger than $10. The Property Trustee will promptly notify the registrar for the Preferred Securities in writing of the Preferred Securities selected for redemption and, in the case of any Preferred Securities selected for partial redemption, the Liquidation Amount thereof to be redeemed. For all purposes of the Trust Agreement, unless the context otherwise requires, all provisions relating to the redemption of Preferred Securities will relate to the portion of the aggregate Liquidation Amount of Preferred Securities which has been or is to be redeemed.


         Notice of any redemption will be mailed at least 30 days but not more than 60 days before the Redemption Date to each holder of Trust Securities to be redeemed at its registered address. Unless the Company defaults in payment of the redemption price on the Junior Subordinated Debentures, on and after the Redemption Date interest will cease to accrue on such Junior Subordinated Debentures or portions thereof (and Distributions will cease to accrue on the related Preferred Securities or portions thereof) called for redemption.

SUBORDINATION OF THE COMMON SECURITIES

        Payment of Distributions on, and the Redemption Price of, the Preferred Securities and Common Securities, as applicable, will be made pro rata based on the Liquidation Amount of the Preferred Securities and Common Securities; provided, however, that if on any Distribution Date or Redemption Date a Debenture Event of Default has occurred and is continuing, no payment of any Distribution on, or Redemption Price of, any of the Common Securities, and no other payment on account of the redemption, liquidation or other acquisition of such Common Securities, will be made unless payment in full in cash of all accumulated and unpaid Distributions on all of the outstanding Preferred Securities for all Distribution periods terminating on or prior thereto, or in the case of payment of the Redemption Price the full amount of such Redemption Price on all of the outstanding Preferred Securities then called for redemption, will have been made or provided for, and all funds available to the Property Trustee will first be applied to the payment in full in cash of all Distributions on, or Redemption Price of, the Preferred Securities then due and payable.

        In the case of any Event of Default resulting from a Debenture Event of Default, the Company as holder of the Common Securities will be deemed to have waived any right to act with respect to any such Event of Default under the Trust Agreement until the effect of such Events of Default with respect to the Preferred Securities have been cured, waived or otherwise eliminated. Until any such Event of Default under the Trust Agreement with respect to the Preferred Securities has been so cured, waived or otherwise eliminated, the Property Trustee will act solely on behalf of the holders of the Preferred Securities and not on behalf of the Company, as holder of the Common Securities, and only the holders of the Preferred Securities will have the right to direct the Property Trustee to act on their behalf.

LIQUIDATION DISTRIBUTION UPON DISSOLUTION

        The Company will have the right at any time to dissolve the Trust and cause the Junior Subordinated Debentures, after satisfaction of liabilities to creditors of the Trust, to be distributed to the holders of the Preferred Securities. Such right is subject, however, to the Company having received prior approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve.

        Pursuant to the Trust Agreement, the Trust will automatically dissolve upon expiration of its term and will dissolve earlier on the first to occur of
(i) certain events of bankruptcy, dissolution or liquidation of the Company,
(ii) the Company, as depositor, giving written direction to the Property Trustee to dissolve the Trust (which direction is optional and wholly within the discretion of the Company, as depositor), (iii) redemption of all of the Preferred Securities as described under "Redemption or Exchange--Mandatory Redemption," or (iv) the entry of an order for the dissolution of the Trust by a court of competent jurisdiction.

        If an early dissolution occurs as described in clause (i), (ii) or (iv) of the preceding paragraph, the Trust will be liquidated by the Trustees as expeditiously as the Trustees determine to be possible by distributing, after satisfaction of liabilities to creditors of the Trust as provided by applicable law, to the holders of such Trust Securities a Like Amount of the Junior Subordinated Debentures, unless such distribution is determined by the

Property Trustee not to be practical, in which event such holders will be entitled to receive out of the assets of the Trust available for distribution to holders, after satisfaction of liabilities to creditors of the Trust as provided by applicable law, an amount equal to, in the case of holders of Preferred Securities, the aggregate of the Liquidation Amount plus accumulated but unpaid Distributions thereon to the date of payment (such amount being the "Liquidation Distribution"). If such Liquidation Distribution can be paid only in part because the Trust has insufficient assets available to pay in full the aggregate Liquidation Distribution, then the amounts payable directly by the Trust on the Preferred Securities will be paid on a pro rata basis. The Company, as the holder of the Common Securities, will be entitled to receive distributions upon any such liquidation pro rata with the holders of the Preferred Securities, except that, if a Debenture Event of Default has occurred and is continuing, the Preferred Securities will have a priority over the Common Securities. See "--Subordination of Common Securities."

         Under current United States federal income tax law and interpretations and assuming, as expected, that the Trust is treated as a grantor trust, a distribution of the Junior Subordinated Debentures should not be a taxable event to holders of the Preferred Securities. Should there be a change in law, a change in legal interpretation, a Tax Event or other circumstances, however, the distribution could be a taxable event to holders of the Preferred Securities. See "Certain Federal Income Tax Consequences--Receipt of Junior Subordinated Debentures or Cash Upon Liquidation of the Trust." If the Company elects neither to redeem the Junior Subordinated Debentures prior to maturity nor to liquidate the Trust and distribute the Junior Subordinated Debentures to holders of the Preferred Securities, the Preferred Securities will remain outstanding until the repayment of the Junior Subordinated Debentures.

         If the Company elects to dissolve the Trust and thereby causes the Junior Subordinated Debentures to be distributed to holders of the Preferred Securities in liquidation of the Trust, the Company will continue to have the right to shorten or extend the maturity of such Junior Subordinated Debentures, subject to certain conditions. See "Description of the Junior Subordinated Debentures--General."

LIQUIDATION VALUE

         The amount of the Liquidation Distribution payable on the Preferred Securities in the event of any liquidation of the Trust is $10 per Preferred Security plus accrued but unpaid Distributions thereon to the date of payment, which may be in the form of a distribution of such amount in Junior Subordinated Debentures, subject to certain exceptions. See "--Liquidation Distribution Upon Dissolution."

EVENTS OF DEFAULT; NOTICE

         Any one of the following events constitutes an event of default under the Trust Agreement (an "Event of Default") with respect to the Preferred Securities (whatever the reason for such Event of Default and whether voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

         (i) the occurrence of a Debenture Event of Default (see "Description of the Junior Subordinated Debentures--Debenture Events of Default"); or

         (ii) default by the Trust or the Property Trustee in the payment of any Distribution when it becomes due and payable, and continuation of such default for a period of 30 days; or

         (iii) default by the Trust or the Property Trustee in the payment of any Redemption Price of any Trust Security when it becomes due and payable; or

         (iv) default in the performance, or breach, in any material respect, of any covenant or warranty of the Trustees in the Trust Agreement (other than a covenant or warranty a default in the performance of which or the breach of which is dealt with in clauses (ii) or (iii) above), and continuation of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to the Trustee(s) by the holders of at least 25% in aggregate Liquidation Amount of the outstanding Preferred Securities, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" under the Trust Agreement; or

         (v) the occurrence of certain events of bankruptcy or insolvency with respect to the Property Trustee and the failure by the Company to appoint a successor Property Trustee within 60 days thereof.

         Within five Business Days after the occurrence of any Event of Default actually known to the Property Trustee, the Property Trustee will transmit notice of such Event of Default to the holders of the Preferred Securities, the Administrative Trustees and the Company, as depositor, unless such Event of Default has been cured or waived. The Company, as depositor, and the Administrative Trustees are required to file annually with the Property Trustee a certificate as to whether or not they are in compliance with all the conditions and covenants applicable to them under the Trust Agreement.

         If a Debenture Event of Default has occurred and is continuing, the Preferred Securities will have a preference over the Common Securities upon dissolution of the Trust. See "--Liquidation Distribution Upon Dissolution." The existence of an Event of Default does not entitle the holders of Preferred Securities to accelerate the maturity thereof.

REMOVAL OF THE TRUST TRUSTEES

        Unless a Debenture Event of Default has occurred and is continuing, any Trustee may be removed at any time by the holder of the Common Securities. If a Debenture Event of Default has occurred and is continuing, the Property Trustee and the Delaware Trustee may be removed at such time by the holders of a majority in Liquidation Amount of the outstanding Preferred Securities. In no event, however, will the holders of the Preferred Securities have the right to vote to appoint, remove or replace the Administrative Trustees, which voting rights are vested exclusively in the Company as the holder of the Common Securities. No resignation or removal of a Trustee and no appointment of a successor trustee will be effective until the acceptance of appointment by the successor trustee in accordance with the provisions of the Trust Agreement.

CO-TRUSTEES AND SEPARATE PROPERTY TRUSTEE

        Unless an Event of Default has occurred and is continuing, at any time or times, for the purpose of meeting the legal requirements of the Trust Indenture Act or of any jurisdiction in which any part of the Trust Property (as defined in the Trust Agreement) may at the time be located, the Company, as the holder of the Common Securities, will have power to appoint one or more Persons (as defined in the Trust Agreement) either to act as a co-trustee, jointly with the Property Trustee, of all or any part of such Trust Property, or to act as separate trustee of any such Trust Property, in either case with such powers as may be provided in the instrument of appointment, and to vest in such Person or Persons in such capacity any property, title, right or power deemed necessary or desirable, subject to the provisions of the Trust Agreement. In case a Debenture Event of Default has occurred and is continuing, the Property Trustee alone will have power to make such appointment.

MERGER OR CONSOLIDATION OF TRUSTEES

        Any Person into which the Property Trustee, the Delaware Trustee or any Administrative Trustee that is not a natural person may be merged or converted or with which it may be consolidated, or any Person resulting from any merger, conversion or consolidation to which such Trustee is a party, or any Person succeeding to all or substantially all the corporate trust business of such Trustee, will be the successor of such Trustee under the Trust Agreement, provided such Person is otherwise qualified and eligible.

MERGERS, CONSOLIDATIONS, AMALGAMATIONS OR REPLACEMENTS OF THE TRUST

         The Trust may not merge with or into, consolidate, amalgamate, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to any Person, except as described below. The Trust may, at the request of the Company, with the consent of the Administrative Trustees and without the consent of the holders of the Preferred Securities, the Property Trustee or the Delaware Trustee, merge with or into, consolidate, amalgamate, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to a trust organized as such under the laws of any State; provided, that (i) such successor entity either (a) expressly assumes all of the obligations of the Trust with respect to the Preferred Securities, or (b) substitutes for the Preferred Securities other securities having substantially the same terms as the Preferred Securities (the "Successor Securities") so long as the Successor Securities rank the same as the Preferred Securities rank in priority with respect to distributions and payments upon liquidation, redemption and otherwise, (ii) the Company expressly appoints a trustee of such successor entity possessing the same powers and duties as the Property Trustee in its capacity as the holder of the Junior Subordinated Debentures, (iii) the Successor Securities are listed, or any Successor Securities will be listed upon notification of issuance, on any national securities exchange or other organization on which the Preferred Securities are then listed (including, if applicable, The Nasdaq Stock Market's National Market), if any, (iv) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the Preferred Securities (including any Successor Securities) in any material respect, (v) prior to such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, the Company has received an opinion from independent counsel to the effect that (a) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the Preferred Securities (including any Successor Securities) in any material respect, and (b) following such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, neither the Trust nor such successor entity will be required to register as an "investment company" under the Investment Company Act, and (vi) the Company owns all of the common securities of such successor entity and guarantees the obligations of such successor entity under the Successor Securities at least to the extent provided by the Guarantee, the Indenture, the Junior Subordinated Debentures, the Trust Agreement and the Expense Agreement. Notwithstanding the foregoing, the Trust will not, except with the consent of holders of 100% in Liquidation Amount of the Preferred Securities, consolidate, amalgamate, merge with or into, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to any other Person or permit any other Person to consolidate, amalgamate, merge with or into, or replace it if such consolidation, amalgamation, merger, replacement, conveyance, transfer or lease would cause the Trust or the successor entity to be classified as other than a grantor trust for United States federal income tax purposes.

VOTING RIGHTS; AMENDMENT OF TRUST AGREEMENT

        Except as provided below and under "Description of the Guarantee--Amendments and Assignment" and as otherwise required by the Trust Act and the Trust Agreement, the holders of the Preferred Securities will have no voting rights.

        The Trust Agreement may be amended from time to time by the Company, the Property Trustee and the Administrative Trustees, without the consent of the holders of the Preferred Securities (i) with respect to acceptance of appointment by a successor trustee, (ii) to cure any ambiguity, correct or supplement any provisions in such Trust Agreement that may be inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the Trust Agreement (provided such amendment is not inconsistent with the other provisions of the Trust Agreement), (iii) to modify, eliminate or add to any provisions of the Trust Agreement to such extent as is necessary to ensure that the Trust will be classified for United States federal income tax purposes as a grantor trust at all times that any Trust Securities are outstanding or to ensure that the Trust will not be required to register as an "investment company" under the Investment Company Act, or (iv) to reduce or increase the Liquidation Amount per Trust Security and simultaneously to increase or reduce the number of Trust Securities issued and outstanding solely for the purpose of maintaining the eligibility of the Preferred Securities for listing or quotation on any national securities exchange or other organization on which the Preferred Securities are then listed or quoted (including, if applicable, The Nasdaq Stock Market's National Market); provided, however, that in the case of clause (ii), such action may not adversely affect in any material respect the interests of any holder of Trust Securities, and that, in the case of clause (iv), the aggregate Liquidation Amount of the Trust Securities outstanding, upon completion of any such reduction or increase must be the same as the aggregate Liquidation Amount of the Trust Securities outstanding immediately prior to any such reduction or increase, and any amendments of such Trust Agreement will become effective when notice thereof is given to the holders of Trust Securities (or, in the case of an amendment pursuant to clause (iv), as of the date specified in the notice). The Trust Agreement may be amended by the Trustees and the Company with (i) the consent of holders representing not less than a majority in the aggregate Liquidation Amount of the outstanding Trust Securities, and (ii) receipt by the Trustees of an opinion of counsel to the effect that such amendment or the exercise of any power granted to the Trustees in accordance with such amendment will not affect the Trust's status as a grantor trust for United States federal income tax purposes or the Trust's exemption from status as an "investment company" under the Investment Company Act. Notwithstanding anything in this paragraph to the contrary, without the consent of each holder of Trust Securities, the Trust Agreement may not be amended to (a) change the amount or timing of any Distribution on the Trust Securities or otherwise adversely affect the amount of any Distribution required to be made in respect of the Trust Securities as of a specified date, or (b) restrict the right of a holder of Trust Securities to institute suit for the enforcement of any such payment on or after such date.

         The Trustees will not, so long as any Junior Subordinated Debentures are held by the Property Trustee, (i) direct the time, method and place of conducting any proceeding for any remedy available to the Debenture Trustee, or executing any trust or power conferred on the Property Trustee with respect to the Junior Subordinated Debentures, (ii) waive any past default that is waivable under the Indenture, (iii) exercise any right to rescind or annul a declaration that the principal of all the Junior Subordinated Debentures will be due and payable, or (iv) consent to any amendment, modification or termination of the Indenture or the Junior Subordinated Debentures, where such consent is required, without, in each case, obtaining the prior approval of the holders of a majority in aggregate Liquidation Amount of all outstanding Preferred Securities; provided, however, that where a consent under the Indenture requires the consent of each holder of Junior Subordinated Debentures affected thereby, no such consent will be given by the Property Trustee without the prior consent of each holder of the Preferred Securities. The Trustees may not revoke any action previously authorized or approved by a vote of the holders of the Preferred Securities except by subsequent vote of the holders of the Preferred Securities. The Property Trustee will notify each holder of Preferred Securities of any notice of default with respect to the Junior Subordinated Debentures. In addition to obtaining the foregoing approvals of the holders of the Preferred Securities, prior to taking any of the foregoing actions, the Trustees must obtain an opinion of counsel experienced in such matters to the effect that the Trust will not be classified as an association taxable as a corporation for United States federal income tax purposes on account of such action.

         Any required approval of holders of Preferred Securities may be given at a meeting of holders of Preferred Securities convened for such purpose or pursuant to written consent. The Property Trustee will cause a notice of any meeting at which holders of Preferred Securities are entitled to vote, or of any matter upon which action by written consent of such holders is to be taken, to be given to each holder of record of Preferred Securities in the manner set forth in the Trust Agreement.

         No vote or consent of the holders of Preferred Securities will be required for the Trust to redeem and cancel its Preferred Securities in accordance with the Trust Agreement.

         Notwithstanding the fact that holders of Preferred Securities are entitled to vote or consent under any of the circumstances described above, any of the Preferred Securities that are owned by the Company, the Trustees or any affiliate of the Company or any Trustee, will, for purposes of such vote or consent, be treated as if they were not outstanding.

PAYMENT AND PAYING AGENCY

         Payments in respect of the Preferred Securities will be made by check mailed to the address of the holder entitled thereto as such address will appear on the register of holders of the Preferred Securities. The paying agent for the Preferred Securities will initially be the Property Trustee and any co-paying agent chosen by the Property Trustee and acceptable to the Administrative Trustees and the Company. The paying agent for the Preferred Securities may resign as paying agent upon 30 days' written notice to the Property Trustee and the Company. In the event that the Property Trustee no longer is the paying agent for the Preferred Securities, the Administrative Trustees will appoint a successor (which must be a bank or trust company acceptable to the Administrative Trustees and the Company) to act as paying agent.

REGISTRAR AND TRANSFER AGENT

         The Property Trustee will act as the registrar and the transfer agent for the Preferred Securities. Registration of transfers of Preferred Securities will be effected without charge by or on behalf of the Trust, but upon payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange. The Trust will not be required to register or cause to be registered the transfer of Preferred Securities after such Preferred Securities have been called for redemption.

INFORMATION CONCERNING THE PROPERTY TRUSTEE

         The Property Trustee, other than upon the occurrence and during the continuance of an Event of Default, undertakes to perform only such duties as are specifically set forth in the Trust Agreement and, upon the occurrence and during the continuance of an Event of Default, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the Property Trustee is under no obligation to exercise any of the powers vested in it by the Trust Agreement at the request of any holder of Preferred Securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby. If no Event of Default has occurred and is continuing and the Property Trustee is required to decide between alternative causes of action, construe ambiguous provisions in the Trust Agreement or is unsure of the application of any provision of the Trust Agreement, and the matter is not one on which holders of Preferred Securities are entitled under the Trust Agreement to vote, then the Property Trustee will take such action as is directed by the Company and if not so directed, will take such action as it deems advisable and in the best interests of the holders of the Trust Securities and will have no liability except for its own bad faith, negligence or willful misconduct.

MISCELLANEOUS

         The Administrative Trustees are authorized and directed to conduct the affairs of and to operate the Trust in such a way that the Trust will not be deemed to be an "investment company" required to be registered under the Investment Company Act or classified as an association taxable as a corporation for United States federal income tax purposes and so that the Junior Subordinated Debentures will be treated as indebtedness of the Company for United States federal income tax purposes. The Company and the Administrative Trustees are authorized, in this connection, to take any action, not inconsistent with applicable law, the certificate of trust of the Trust or the Trust Agreement, that the Company and the Administrative Trustees determine in their discretion to be necessary or desirable for such purposes.

         Holders of the Preferred Securities have no preemptive or similar rights.

         The Trust Agreement and the Preferred Securities will be governed by, and construed in accordance with, the internal laws of the State of Delaware.


                DESCRIPTION OF THE JUNIOR SUBORDINATED DEBENTURES

         Concurrently with the issuance of the Preferred Securities, the Trust will invest the proceeds thereof, together with the consideration paid by the Company for the Common Securities, in the Junior Subordinated Debentures issued by the Company. The Junior Subordinated Debentures will be issued as unsecured debt under the Indenture, to be dated as of April __, 1998 (the "Indenture"), between the Company and State Street Bank and Trust Company, as trustee (the "Debenture Trustee"). The Indenture will be qualified as an indenture under the Trust Indenture Act. The following summary of the material terms and provisions of the Junior Subordinated Debentures and the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Indenture and to the Trust Indenture Act. Wherever particular defined terms of the Indenture are referred to, but not defined herein, such defined terms are incorporated herein by reference. The form of the Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

GENERAL

         The Junior Subordinated Debentures will be limited in aggregate principal amount to approximately $25,773,200 (or $29,639,180 if the Underwriters' over-allotment option is exercised) the sum of the aggregate stated Liquidation Amount of the Trust Securities'. The Junior Subordinated Debentures will bear interest at the annual rate of ___% of the principal amount thereof, payable quarterly in arrears on March 31, June 30, September 30, and December 31 of each year (each, an "Interest Payment Date") beginning September 30, 1998, to the Person (as defined in the Indenture) in whose name each Subordinated Debenture is registered, subject to certain exceptions, at the close of business on the fifteenth day of the last month of the calendar quarter. It is anticipated that, until the liquidation of the Trust, the Junior Subordinated Debentures will be held in the name of the Property Trustee in trust for the benefit of the holders of the Preferred Securities. The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Junior Subordinated Debentures is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day that is a Business Day (and without any interest or other payment in respect of any such delay), with the same force and effect as if made on the date such payment was originally payable. Accrued interest that is not paid on the applicable Interest Payment Date will bear additional interest on the amount thereof (to the extent permitted by law) at the rate per annum of __% thereof, compounded quarterly. The term "interest," as used herein, includes quarterly interest payments, interest on quarterly interest payments not paid on the applicable Interest Payment Date and Additional Interest, as applicable.

         The Junior Subordinated Debentures will mature on June 30, 2029 (such date, as it may be shortened or extended as hereinafter described, the "Stated Maturity"). Such date may be shortened at any time by the Company to any date not earlier than June 30, 2003, subject to the Company having received prior approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve. In the event that the Company elects to shorten or extend the Stated Maturity of the Junior Subordinated Debentures, it will give notice thereof to the Debenture Trustee, the Trust and to the holders of the Junior Subordinated Debentures no more than 180 days and no less than 90 days prior to the effectiveness thereof. The Company will not have the right to purchase the Junior Subordinated Debentures, in whole or in part, from the Trust until on or after June 30, 2003, except if a Tax Event, a Capital Treatment Event or an Investment Company Event has occurred and is continuing.

         The Junior Subordinated Debentures will be unsecured and will rank junior and be subordinate in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company. Because the

Company is a holding company, the right of the Company to participate in any distribution of assets of the Bank, upon the Bank's liquidation or reorganization or otherwise (and thus the ability of holders of the Junior Subordinated Debentures to benefit indirectly from such distribution), is subject to the prior claim of creditors of the Bank, except to the extent that the Company may itself be recognized as a creditor of the Bank. The Junior Subordinated Debentures will, therefore, be effectively subordinated to all existing and future liabilities of the Bank, and holders of Junior Subordinated Debentures should look only to the assets of the Company for payments on the Junior Subordinated Debentures. The Indenture does not limit the incurrence or issuance of other secured or unsecured debt of the Company, including Senior Debt, Subordinated Debt and Additional Senior Obligations, whether under the Indenture or any existing indenture or other indenture that the Company may enter into in the future or otherwise. See "--Subordination."

         The Indenture does not contain provisions that afford holders of the Junior Subordinated Debentures protection in the event of a highly leveraged transaction or other similar transaction involving the Company that may adversely affect such holders.

OPTION TO EXTEND INTEREST PAYMENT PERIOD

         The Company has the right under the Indenture at any time during the term of the Junior Subordinated Debentures, so long as no Debenture Event of Default has occurred and is continuing, to defer the payment of interest at any time, or from time to time (each, an "Extension Period"). The right to defer the payment of interest on the Junior Subordinated Debentures is limited, however, to a period, in each instance, not exceeding 20 consecutive quarters and no Extension Period may extend beyond the Stated Maturity of the Junior Subordinated Debentures. At the end of each Extension Period, the Company must pay all interest then accrued and unpaid (together with interest thereon at the annual rate of __%, compounded quarterly, to the extent permitted by applicable law). During an Extension Period, interest will continue to accrue and holders of Junior Subordinated Debentures (or the holders of Preferred Securities if such securities are then outstanding) will be required to accrue and recognize income for United States federal income tax purposes. See "Certain Federal Income Tax Consequences--Potential Extension of Interest Payment Period and Original Issue Discount."

         During any such Extension Period, the Company may not (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of the Company's capital stock, (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Company that rank pari passu with or junior in interest to the Junior Subordinated Debentures or make any guarantee payments with respect to any guarantee by the Company of the debt securities of any subsidiary of the Company if such guarantee ranks pari passu or junior in interest to the Junior Subordinated Debentures (other than payments under the Guarantee), or (iii) redeem, purchase or acquire less than all of the Junior Subordinated Debentures or any of the Preferred Securities. Prior to the termination of any such Extension Period, the Company may further defer the payment of interest; provided, that no Extension Period may exceed 20 consecutive quarters or extend beyond the Stated Maturity of the Junior Subordinated Debentures. Upon the termination of any such Extension Period and the payment of all amounts then due on any Interest Payment Date, the Company may elect to begin a new Extension Period subject to the above requirements. No interest will be due and payable during an Extension Period, except at the end thereof. The Company has no present intention of exercising its rights to defer payments of interest on the Junior Subordinated Debentures. The Company must give the Property Trustee, the Administrative Trustees and the Debenture Trustee notice of its election of such Extension Period at least two Business Days prior to the earlier of (i) the next succeeding date on which Distributions on the Trust Securities would have been payable except for the election to begin such Extension Period, or (ii) the date the Trust is required to give notice of the record date, or the date such Distributions are payable, to The Nasdaq Stock Market's National Market (or other applicable self-regulatory organization) or to holders of the Preferred Securities, but in any event at least one Business Day before such record date. Subject to the foregoing, there is no limitation on the number of times that the Company may elect to begin an Extension Period.

ADDITIONAL SUMS

         If the Trust or the Property Trustee is required to pay any additional taxes, duties or other governmental charges as a result of the occurrence of a Tax Event, the Company will pay to the holders of the Junior Subordinated Debentures as additional amounts (referred to herein as "Additional Interest") on the Junior Subordinated Debentures such additional amounts as may be required so that the net amounts received and retained by the Trust after paying any such additional taxes, duties or other governmental charges will not be less than the amounts the Trust would have received had such additional taxes, duties or other governmental charges not been imposed.

REDEMPTION OR EXCHANGE

         The Company will have the right to redeem the Junior Subordinated Debentures prior to maturity (i) on or after June 30, 2003, in whole at any time or in part from time to time, or (ii) at any time in whole (but not in part), within 180 days following the occurrence of a Tax Event, a Capital Treatment Event or an Investment Company Event, in each case at a redemption price equal to the accrued and unpaid interest on the Junior Subordinated Debentures so redeemed to the date fixed for redemption, plus 100% of the principal amount thereof. Any such redemption prior to the Stated Maturity will be subject to prior approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve.

         "Tax Event" means the receipt by the Trust of an opinion of counsel experienced in such matters to the effect that, as a result of any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which pronouncement or decision is announced on or after the date of issuance of the Preferred Securities under the Trust Agreement, there is more than an insubstantial risk that (i) the Trust is, or will be within 90 days after the date of such opinion of counsel, subject to United States federal income tax with respect to income received or accrued on the Junior Subordinated Debentures, (ii) interest payable by the Company on the Junior Subordinated Debentures is not, or within 90 days of the date of such opinion will not be, deductible by the Company, in whole or in part, for United States federal income tax purposes, or (iii) the Trust is, or will be within 90 days after the date of such opinion of counsel, subject to more than a de minimis amount of other taxes, duties, assessments or other governmental charges. The Company must request and receive an opinion with regard to such matters within a reasonable period of time after it becomes aware of the possible occurrence of any of the events described in clauses (i) through (iii) above.

         "Capital Treatment Event" means the receipt by the Trust of an opinion of counsel experienced in such matters to the effect that, as a result of any amendment to or any change (including any announced prospective change) in the laws (or any regulations thereunder) of the United States or any political subdivision thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which proposed change, pronouncement or decision is announced on or after the date of issuance of the Preferred Securities under the Trust Agreement, there is more than an insubstantial risk of impairment of the Company's ability to treat the aggregate Liquidation Amount of the Preferred Securities (or any substantial portion thereof) as "Tier 1 Capital" (or the then equivalent thereof) for purposes of the capital adequacy guidelines of the Federal Reserve, as then applicable to the Company; provided, however, that the inability of the Company to treat all or any portion of the Liquidation Amount of the Preferred Securities as Tier 1 Capital shall not constitute the basis for a Capital Treatment Event if such inability results from the Company having cumulative preferred capital in excess of the amount which may qualify for treatment as Tier 1 Capital under applicable capital adequacy guidelines of the Federal Reserve.

         "Investment Company Event" means the receipt by the Trust of an opinion of counsel experienced in such matters to the effect that, as a result of the occurrence of a change in law or regulation or a change in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority, the Trust is or will be considered an "investment company" that is required to be registered under the Investment Company Act, which change becomes effective on or after the date of original issuance of the Preferred Securities.

         Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of Junior Subordinated Debentures to be redeemed at its registered address. Unless the Company defaults in payment of the redemption price for the Junior Subordinated Debentures, on and after the redemption date interest ceases to accrue on such Junior Subordinated Debentures or portions thereof called for redemption.

         The Junior Subordinated Debentures will not be subject to any sinking fund.

DISTRIBUTION UPON LIQUIDATION

         As described under "Description of the Preferred Securities--Liquidation Distribution Upon Dissolution," under certain circumstances involving the dissolution of the Trust, the Junior Subordinated Debentures may be distributed to the holders of the Preferred Securities in liquidation of the Trust after satisfaction of liabilities to creditors of the Trust as provided by applicable law. Any such distribution will be subject to receipt of prior approval by the Federal Reserve if then required under applicable policies or guidelines of the Federal Reserve. If the Junior Subordinated Debentures are distributed to the holders of Preferred Securities upon the dissolution of the Trust, the Company will use its best efforts to list the Junior Subordinated Debentures on The Nasdaq Stock Market's National Market or such stock exchanges, if any, on which the Preferred Securities are then listed. There can be no assurance as to the market price of any Junior Subordinated Debentures that may be distributed to the holders of Preferred Securities.

RESTRICTIONS ON CERTAIN PAYMENTS

         If at any time (i) there has occurred a Debenture Event of Default,
(ii) the Company is in default with respect to its obligations under the Guarantee or (iii) the Company has given notice of its election of an Extension Period as provided in the Indenture with respect to the Junior Subordinated Debentures and has not rescinded such notice, or such Extension Period, or any extension thereof, is continuing, the Company will not (1) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Company's capital stock, (2) make any payment of principal, interest or premium, if any, on or repay or repurchase or redeem any debt securities of the Company that rank pari passu with or junior in interest to the Junior Subordinated Debentures or make any guarantee payments with respect to any guarantee by the Company of the debt securities of any subsidiary of the Company if such guarantee ranks pari passu or junior in interest to the Junior Subordinated Debentures (other than payments under the Guarantee), or (3) redeem, purchase or acquire less than all of the Junior Subordinated Debentures or any of the Preferred Securities.

SUBORDINATION

         The Indenture provides that the Junior Subordinated Debentures are subordinated and junior in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshaling of assets or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceedings of the Company, the holders of Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company will first be entitled to receive payment in full of principal of (and premium on, if any) and interest on, if any, such Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company before the holders of Junior Subordinated Debentures will be entitled to receive or retain any payment in respect of the principal of or interest on the Junior Subordinated Debentures.

        In the event of the acceleration of the maturity of any Junior Subordinated Debentures, the holders of all Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company outstanding at the time of such acceleration will first be entitled to receive payment in full of all amounts due thereon (including any amounts due upon acceleration) before the holders of the Junior Subordinated Debentures will be entitled to receive or retain any payment in respect of the principal of or interest on the Junior Subordinated Debentures.

         No payments on account of principal or interest in respect of the Junior Subordinated Debentures may be made if there has occurred and is continuing a default in any payment with respect to Senior Debt, Subordinated Debt or Additional Senior Obligations of the Company or an event of default with respect to any Senior Debt, Subordinated Debt or Additional Senior Obligations of the Company resulting in the acceleration of the maturity thereof, or if any judicial proceeding is pending with respect to any such default.

         "Debt" means, with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business), (v) every capital lease obligation of such Person, and (vi) every obligation of the type referred to in clauses (i) through (v) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or is responsible or liable, directly or indirectly, as obligor or otherwise.

         "Senior Debt" means, with respect to the Company, the principal of (and premium, if any) and interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not such claim for post-petition interest is allowed in such proceeding), on Debt, whether incurred on or prior to the date of the Indenture or thereafter incurred, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are not superior in right of payment to the Junior Subordinated Debentures or to other Debt which is pari passu with, or subordinated to, the Junior Subordinated Debentures; provided, however, that Senior Debt will not be deemed to include (i) any Debt of the Company which when incurred and without respect to any election under section 1111(b) of the United States Bankruptcy Code of 1978, as amended, was without recourse to the Company, (ii) any Debt of the Company to any of its subsidiaries, (iii) any Debt to any employee of the Company, (iv) any Debt which by its terms is subordinated to trade accounts payable or accrued liabilities arising in the ordinary course of business to the extent that payments made to the holders of such Debt by the holders of the Junior Subordinated Debentures as a result of the subordination provisions of the Indenture would be greater than they otherwise would have been as a result of any obligation of such holders to pay amounts over to the obligees on such trade accounts payable or accrued liabilities arising in the ordinary course of business as a result of subordination provisions to which such Debt is subject, and (v) Debt which constitutes Subordinated Debt.

         "Subordinated Debt" means, with respect to the Company, the principal of (and premium, if any) and interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not such claim for post-petition interest is allowed in such proceeding), on Debt, whether incurred on or prior to the date of the Indenture or thereafter incurred, which is by its terms expressly provided to be junior and subordinate to other Debt of the Company (other than the Junior Subordinated Debentures).

        "Additional Senior Obligations" means, with respect to the Company, all indebtedness, whether incurred on or prior to the date of the Indenture or thereafter incurred, for claims in respect of derivative products such as interest and foreign exchange rate contracts, commodity contracts and similar arrangements; provided, however, that Additional Senior Obligations do not include claims in respect of Senior Debt or Subordinated Debt or obligations which, by their terms, are expressly stated to be not superior in right of payment to the Junior Subordinated Debentures or to rank pari passu in right of payment with the Junior Subordinated Debentures. "Claim," as used herein, has the meaning assigned thereto in Section 101(4) of the United States Bankruptcy Code of 1978, as amended.

         The Indenture places no limitation on the amount of additional Senior Debt, Subordinated Debt or Additional Senior Obligations that may be incurred by the Company. The Company expects from time to time to incur additional indebtedness constituting Senior Debt, Subordinated Debt and Additional Senior Obligations. As of December 31, 1997, the Company had no outstanding Senior Debt, Subordinated Debt or Additional Senior Obligations. Because the Company is a holding company, the Junior Subordinated Debentures are effectively subordinated to all existing and future liabilities of the Company's subsidiaries, including obligations to depositors of the Bank.

PAYMENT AND PAYING AGENTS

         Payment of principal of and any interest on the Junior Subordinated Debentures will be made at the office of the Debenture Trustee in Boston, Massachusetts, except that, at the option of the Company, payment of any interest may be made (i) by check mailed to the address of the Person entitled thereto as such address appears in the register of holders of the Junior Subordinated Debentures, or (ii) by transfer to an account maintained by the Person entitled thereto as specified in the register of holders of the Junior Subordinated Debentures, provided that proper transfer instructions have been received by the regular record date. Payment of any interest on Junior Subordinated Debentures will be made to the Person in whose name such Subordinated Debenture is registered at the close of business on the regular record date for such interest, except in the case of defaulted interest. The Company may at any time designate additional paying agents for the Junior Subordinated Debentures or rescind the designation of any paying agent for the Junior Subordinated Debentures; however, the Company will at all times be required to maintain a paying agent in Boston, Massachusetts and each place of payment for the Junior Subordinated Debentures.

         Any moneys deposited with the Debenture Trustee or any paying agent for the Junior Subordinated Debentures, or then held by the Company in trust, for the payment of the principal of or interest on the Junior Subordinated Debentures and remaining unclaimed for two years after such principal or interest has become due and payable will be repaid to the Company on May 31 of each year or (if then held in trust by the Company) will be discharged from such trust and the holder of such Junior Subordinated Debenture will thereafter look, as a general unsecured creditor, only to the Company for payment thereof.

REGISTRAR AND TRANSFER AGENT

         The Debenture Trustee will act as the registrar and the transfer agent for the Junior Subordinated Debentures. Junior Subordinated Debentures may be presented for registration of transfer (with the form of transfer endorsed thereon, or a satisfactory written instrument of transfer, duly executed), in Boston, Massachusetts or at the office of the registrar in Boston, Massachusetts. The Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts. The Company may at any time designate additional transfer agents with respect to the Junior Subordinated Debentures. In the event of any redemption, neither the Company nor the Debenture Trustee will be required to
(i) issue, register the transfer of or exchange Junior Subordinated Debentures during a period beginning at the opening of business 15 days before the day of selection for redemption of Junior Subordinated Debentures and ending at the close of business on the day of mailing of the relevant notice of redemption, or
(ii) transfer or exchange any Junior Subordinated Debentures so selected for redemption, except, in the case of any Junior Subordinated Debentures being redeemed in part, any portion thereof not to be redeemed.

MODIFICATION OF INDENTURE

         The Company and the Debenture Trustee may, from time to time without the consent of the holders of the Junior Subordinated Debentures, amend, waive or supplement the Indenture for specified purposes, including, among other things, curing ambiguities, defects or inconsistencies and qualifying, or maintaining the qualification of, the Indenture under the Trust Indenture Act. The Indenture contains provisions permitting the Company and the Debenture Trustee, with the consent of the holders of not less than a majority in principal amount of the outstanding Junior Subordinated Debentures, to modify the Indenture; provided, that no such modification may, without the consent of the holder of each outstanding Subordinated Debenture affected by such proposed modification, (i) extend the fixed maturity of the Junior Subordinated Debentures, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or (ii) reduce the percentage of principal amount of Junior Subordinated Debentures, the holders of which are required to consent to any such modification of the Indenture; provided that so long as any of the Preferred Securities remain outstanding, no such modification may be made that requires the consent of the holders of the Junior Subordinated Debentures, and no termination of the Indenture may occur, and no waiver of any Debenture Event of Default may be effective, without the prior consent of the holders of at least a majority of the aggregate Liquidation Amount of the Preferred Securities and that if the consent of the holder of each Subordinated Debenture is required, such modification will not be effective until each holder of Trust Securities has consented thereto.

DEBENTURE EVENTS OF DEFAULT

         The Indenture provides that any one or more of the following described events with respect to the Junior Subordinated Debentures that has occurred and is continuing constitutes an event of default (each, a "Debenture Event of Default") with respect to the Junior Subordinated Debentures:

         (i) failure for 30 days to pay any interest on the Junior Subordinated Debentures, when due (subject to the deferral of any due date in the case of an Extension Period); or

         (ii) failure to pay any principal on the Junior Subordinated Debentures when due whether at maturity, upon redemption by declaration or otherwise; or

         (iii) failure to observe or perform in any material respect certain other covenants contained in the Indenture for 90 days after written notice to the Company from the Debenture Trustee or the holders of at least 25% in aggregate outstanding principal amount of the Junior Subordinated Debentures; or

         (iv) certain events in bankruptcy, insolvency or reorganization of the Company.

         The holders of a majority in aggregate outstanding principal amount of the Junior Subordinated Debentures have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Debenture Trustee. The Debenture Trustee, or the holders of not less than 25% in aggregate outstanding principal amount of the Junior Subordinated Debentures, may declare the principal due and payable immediately upon a Debenture Event of Default. The holders of a majority in aggregate outstanding principal amount of the Junior Subordinated Debentures may annul such declaration and waive the default if the default (other than the non-payment of the principal of the Junior Subordinated Debentures which has become due solely by such acceleration) has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the Debenture Trustee. Should the holders of the Junior Subordinated Debentures fail to annul such declaration and waive such default, the holders of a majority in aggregate Liquidation Amount of the Preferred Securities will have such right.

         The Company is required to file annually with the Debenture Trustee a certificate as to whether or not the Company is in compliance with all the conditions and covenants applicable to it under the Indenture.

         If a Debenture Event of Default has occurred and is continuing, the Property Trustee will have the right to declare the principal of and the interest on such Junior Subordinated Debentures, and any other amounts payable under the Indenture, to be forthwith due and payable and to enforce its other rights as a creditor with respect to such Junior Subordinated Debentures.

ENFORCEMENT OF CERTAIN RIGHTS BY HOLDERS OF THE PREFERRED SECURITIES

         If a Debenture Event of Default has occurred and is continuing and such event is attributable to the failure of the Company to pay interest on or principal of the Junior Subordinated Debentures on the payment date on which such payment is due and payable, then a holder of Preferred Securities may institute a legal proceeding directly against the Company for enforcement of payment to such holder of the principal of or interest on such Junior Subordinated Debentures having a principal amount equal to the aggregate Liquidation Amount of the Preferred Securities of such holder (a "Direct Action"). In connection with such Direct Action, the Company will have a right of set-off under the Indenture to the extent of any payment made by the Company to such holder of Preferred Securities in the Direct Action. The Company may not amend the Indenture to remove the foregoing right to bring a Direct Action without the prior written consent of the holders of all of the Preferred Securities. If the right to bring a Direct Action is removed, the Trust may become subject to the reporting obligations under the Exchange Act. The Company has the right under the Indenture to set-off any payment made to such holder of Preferred Securities by the Company in connection with a Direct Action.

         The holders of the Preferred Securities will not be able to exercise directly any remedies, other than those set forth in the preceding paragraph, available to the holders of the Junior Subordinated Debentures unless there has been an Event of Default under the Trust Agreement. See "Description of the Preferred Securities--Events of Default; Notice."

CONSOLIDATION, MERGER, SALE OF ASSETS AND OTHER TRANSACTIONS

         The Company may not consolidate with or merge into any other Person or convey or transfer its properties and assets substantially as an entirety to any Person, and no Person may consolidate with or merge into the Company or sell, convey, transfer or otherwise dispose of its properties and assets substantially as an entirety to the Company, unless (i) in the event the Company consolidates with or merges into another Person or conveys or transfers its properties and assets substantially as an entirety to any Person, the successor Person is organized under the laws of the United States or any State or the District of Columbia, and such successor Person expressly assumes by supplemental indenture the Company obligations on the Junior Subordinated Debentures, (ii) immediately after giving effect thereto, no Debenture Event of Default, and no event which, after notice or lapse of time or both, would become a Debenture Event of Default, has occurred and is continuing, and (iii) certain other conditions prescribed in the Indenture are met.

SATISFACTION AND DISCHARGE

         The Indenture will cease to be of further effect (except as to the Company's obligations to pay certain sums due pursuant to the Indenture and to provide certain officers' certificates and opinions of counsel described therein) and the Company will be deemed to have satisfied and discharged the Indenture when, among other things, all Junior Subordinated Debentures not previously delivered to the Debenture Trustee for cancellation (i) have become due and payable, or (ii) will become due and payable at their Stated Maturity within one year or are to be called for redemption within one year, and the Company deposits or causes to be deposited with the Debenture Trustee funds, in trust, for the purpose and in an amount sufficient to pay and discharge the entire indebtedness on the Junior Subordinated Debentures not previously delivered to the Debenture Trustee for cancellation, for the principal and interest to the date of the deposit or to the Stated Maturity or redemption date, as the case may be.

GOVERNING LAW

         The Indenture and the Junior Subordinated Debentures will be governed by and construed in accordance with the laws of The Commonwealth of Massachusetts.

INFORMATION CONCERNING THE DEBENTURE TRUSTEE

         The Debenture Trustee has and is subject to all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act. Subject to such provisions, the Debenture Trustee is under no obligation to exercise any of the powers vested in it by the Indenture at the request of any holder of Junior Subordinated Debentures, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred thereby. The Debenture Trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the Debenture Trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

MISCELLANEOUS

         The Company has agreed, pursuant to the Indenture, for so long as Trust Securities remain outstanding, (i) to maintain directly or indirectly 100% ownership of the Common Securities of the Trust (provided that certain successors which are permitted pursuant to the Indenture may succeed to the Company's ownership of the Common Securities), (ii) not to voluntarily dissolve the Trust, except upon prior approval of the Federal Reserve if then so required under applicable capital guidelines or policies of the Federal Reserve, and (a) in connection with a distribution of Junior Subordinated Debentures to the holders of the Preferred Securities in liquidation of the Trust, or (b) in connection with certain mergers, consolidations or amalgamations permitted by the Trust Agreement, and (iii) to use its reasonable efforts, consistent with the terms and provisions of the Trust Agreement, to cause the Trust to remain classified as a grantor trust and not as an association taxable as a corporation for United States federal income tax purposes.

                          DESCRIPTION OF THE GUARANTEE

         The Preferred Securities Guarantee Agreement (the "Guarantee") will be executed and delivered by the Company concurrently with the issuance of the Preferred Securities for the benefit of the holders of the Preferred Securities. The Guarantee will be qualified as an indenture under the Trust Indenture Act. The Guarantee Trustee will act as indenture trustee under the Guarantee for purposes of complying with the provisions of the Trust Indenture Act. The Guarantee Trustee, State Street Bank and Trust Company, will hold the Guarantee for the benefit of the holders of the Preferred Securities. The following summary of the material terms and provisions of the Guarantee does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the Guarantee and the Trust Indenture Act. Wherever particular defined terms of the Guarantee are referred to, but not defined herein, such defined terms are incorporated herein by reference. The form of the Guarantee has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

GENERAL

         The Company will, pursuant to the Guarantee, irrevocably agree to pay in full on a subordinated basis, to the extent set forth therein, the Guarantee Payments (as defined below) to the holders of the Preferred Securities, as and when due, regardless of any defense, right of set-off or counterclaim that the Trust may have or assert other than the defense of payment. The following payments with respect to the Preferred Securities, to the extent not paid by or on behalf of the Trust (the "Guarantee Payments"), will be subject to the
Guarantee: (i) any accrued and unpaid Distributions required to be paid on the Preferred Securities, to the extent that the Trust has funds available therefor at such time, (ii) the Redemption Price with respect to any Preferred Securities called for redemption, to the extent that the Trust has funds available therefor at such time, and (iii) upon a voluntary or involuntary dissolution, winding up or liquidation of the Trust (other than in connection with the distribution of Junior Subordinated Debentures to the holders of Preferred Securities or a redemption of all of the Preferred Securities), the lesser of (a) the amount of the Liquidation Distribution, to the extent the Trust has funds available therefor at such time, and (b) the amount of assets of the Trust remaining available for distribution to holders of Preferred Securities in liquidation of the Trust. The obligation of the Company to make a Guarantee Payment may be satisfied by direct payment of the required amounts by the Company to the holders of the Preferred Securities or by causing the Trust to pay such amounts to such holders.

         The Guarantee will not apply to any payment of Distributions except to the extent the Trust has funds available therefor. If the Company does not make interest payments on the Junior Subordinated Debentures held by the Trust, the Trust will not pay Distributions on the Preferred Securities and will not have funds legally available therefor.

STATUS OF THE GUARANTEE

         The Guarantee will constitute an unsecured obligation of the Company and will rank subordinate and junior in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company in the same manner as the Junior Subordinated Debentures. The Guarantee does not place a limitation on the amount of additional Senior Debt, Subordinated Debt or Additional Senior Obligations that may be incurred by the Company. The Company expects from time to time to incur additional indebtedness constituting Senior Debt, Subordinated Debt and Additional Senior Obligations.

         The Guarantee will constitute a guarantee of payment and not of collection (that is, the guaranteed party may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against any other Person). The Guarantee will not be discharged except by payment of the Guarantee Payments in full to the extent not paid by the Trust or upon distribution of the Junior Subordinated Debentures to the holders of the Preferred Securities. Because the Company is a holding company, the right of the Company to participate in any distribution of assets of the Bank upon the Bank's liquidation or reorganization or otherwise is subject to the prior claims of creditors of the Bank, except to the extent the Company may itself be recognized as a creditor of the Bank. The Company's obligations under the Guarantee, therefore, will be effectively subordinated to all existing and future liabilities of the Company's subsidiaries, and claimants should look only to the assets of the Company for payments thereunder.

AMENDMENTS AND ASSIGNMENT

         Except with respect to any changes which do not materially adversely affect the rights of holders of the Preferred Securities (in which case no vote will be required), the Guarantee may not be amended without the prior approval of the holders of not less than a majority of the aggregate Liquidation Amount of the outstanding Preferred Securities. See "Description of the Preferred Securities--Voting Rights; Amendment of Trust Agreement." All guarantees and agreements contained in the Guarantee will bind the successors, assigns, receivers, trustees and representatives of the Company and will inure to the benefit of the holders of the Preferred Securities then outstanding.

EVENTS OF DEFAULT

         An event of default under the Guarantee will occur upon the failure of the Company to perform any of its payment or other obligations thereunder. The holders of not less than a majority in aggregate Liquidation Amount of the Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of the Guarantee or to direct the exercise of any trust or power conferred upon the Guarantee Trustee under the Guarantee.

         Any holder of Preferred Securities may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against the Trust, the Guarantee Trustee or any other Person.

         The Company, as guarantor, is required to file annually with the Guarantee Trustee a certificate as to whether or not the Company is in compliance with all the conditions and covenants applicable to it under the Guarantee.

INFORMATION CONCERNING THE GUARANTEE TRUSTEE

         The Guarantee Trustee, other than during the occurrence and continuance of a default by the Company in performance of the Guarantee, undertakes to perform only such duties as are specifically set forth in the Guarantee and, after default with respect to the Guarantee, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to such provisions, the Guarantee Trustee is under no obligation to exercise any of the powers vested in it by the Guarantee at the request of any holder of any Preferred Securities, unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby.

TERMINATION OF THE GUARANTEE

         The Guarantee will terminate and be of no further force and effect upon
(a) full payment of the Redemption Price of the Preferred Securities, (b) full payment of the amounts payable upon liquidation of the Trust, or (c) distribution of the Junior Subordinated Debentures to the holders of the Preferred Securities. The Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of the Preferred Securities must restore payment of any sums paid under such Preferred Securities or the Guarantee.

GOVERNING LAW

         The Guarantee will be governed by and construed in accordance with the laws of The Commonwealth of Massachusetts.


                                EXPENSE AGREEMENT

         The Company will, pursuant to the Agreement as to Expenses and Liabilities entered into by it under the Trust Agreement (the "Expense Agreement"), irrevocably and unconditionally guarantee to each person or entity to whom the Trust becomes indebted or liable, the full payment of any costs, expenses or liabilities of the Trust, other than obligations of the Trust to pay to the holders of the Preferred Securities or other similar interests in the Trust of the amounts due such holders pursuant to the terms of the Preferred Securities or such other similar interests, as the case may be. Third party creditors of the Trust may proceed directly against the Company under the Expense Agreement, regardless of whether such creditors had notice of the Expense Agreement.


                  RELATIONSHIP AMONG THE PREFERRED SECURITIES,
              THE JUNIOR SUBORDINATED DEBENTURES AND THE GUARANTEE

FULL AND UNCONDITIONAL GUARANTEE

         Payments of Distributions and other amounts due on the Preferred Securities (to the extent the Trust has funds available for the payment of such Distributions) are irrevocably guaranteed by the Company as and to the extent set forth under "Description of the Guarantee." The Company and the Trust believe that, taken together, the obligations of the Company under the Junior Subordinated Debentures, the Indenture, the Trust Agreement, the Expense Agreement, and the Guarantee provide, in the aggregate, a full, irrevocable and unconditional guarantee, on a subordinated basis, of payment of Distributions and other amounts due on the Preferred Securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes such guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the obligations of the Trust under the Preferred Securities. If and to the extent that the Company does not make payments on the Junior Subordinated Debentures, the Trust will not pay Distributions or other amounts due on the Preferred Securities. The Guarantee does not cover payment of Distributions when the Trust does not have sufficient funds to pay such Distributions. In such event, the remedy of a holder of Preferred Securities is to institute a legal proceeding directly against the Company for enforcement of payment of such Distributions to such holder. The obligations of the Company under the Guarantee are subordinate and junior in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company.

SUFFICIENCY OF PAYMENTS

         As long as payments of interest and other payments are made when due on the Junior Subordinated Debentures, such payments will be sufficient to cover Distributions and other payments due on the Preferred Securities, primarily because (i) the aggregate principal amount of the Junior Subordinated Debentures will be equal to the sum of the aggregate stated Liquidation Amount of the Trust Securities, (ii) the interest rate and interest and other payment dates on the Junior Subordinated Debentures will match the Distribution rate and Distribution and other payment dates for the Preferred Securities, (iii) the Company will pay for all and any costs, expenses and liabilities of the Trust (except the obligations of the Trust to holders of the Preferred Securities), and (iv) the Trust Agreement further provides that the Trust will not engage in any activity that is not consistent with the limited purposes of the Trust.

ENFORCEMENT RIGHTS OF HOLDERS OF PREFERRED SECURITIES

         A holder of any Preferred Security may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against the Guarantee Trustee, the Trust or any other Person. A default or event of default under any Senior Debt, Subordinated Debt or Additional Senior Obligations of the Company would not constitute a default or Event of Default. In the event, however, of payment defaults under, or acceleration of, Senior Debt, Subordinated Debt or Additional Senior Obligations of the Company, the subordination provisions of the Indenture provide that no payments may be made in respect of the Junior Subordinated Debentures until such Senior Debt, Subordinated Debt or Additional Senior Obligations has been paid in full or any payment default thereunder has been cured or waived. Failure to make required payments on the Junior Subordinated Debentures would constitute an Event of Default.

LIMITED PURPOSE OF THE TRUST

         The Preferred Securities evidence a preferred undivided beneficial interest in the assets of the Trust. The Trust exists for the exclusive purposes of (i) issuing the Trust Securities representing undivided beneficial interests in the assets of the Trust, (ii) investing the gross proceeds of the Trust Securities in the Junior Subordinated Debentures issued by the Company, and
(iii) engaging in only those other activities necessary, advisable, or incidental thereto. A principal difference between the rights of a holder of a Preferred Security and the rights of a holder of a Subordinated Debenture is that a holder of a Subordinated Debenture is entitled to receive from the Company the principal amount of and interest accrued on Junior Subordinated Debentures held, while a holder of Preferred Securities is entitled to receive Distributions from the Trust (or from the Company under the Guarantee) if and to the extent the Trust has funds available for the payment of such Distributions.

RIGHTS UPON DISSOLUTION

         Upon any voluntary or involuntary dissolution of the Trust involving the liquidation of the Junior Subordinated Debentures, the holders of the Preferred Securities will be entitled to receive, out of assets held by the Trust, the Liquidation Distribution in cash. See "Description of the Preferred Securities--Liquidation Distribution Upon Dissolution." Upon any voluntary or involuntary liquidation or bankruptcy of the Company, the Property Trustee, as holder of the Junior Subordinated Debentures, would be a subordinated creditor of the Company, subordinated in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company (as set forth in the Indenture), but entitled to receive payment in full of principal and interest before any shareholders of the Company receive payments or distributions. Since the Company is the guarantor under the Guarantee and has agreed to pay for all costs, expenses and liabilities of the Trust (other than the obligations of the Trust to the holders of its Preferred Securities), the positions of a holder of the Preferred Securities and a holder of the Junior Subordinated Debentures relative to other creditors and to shareholders of the Company in the event of liquidation or bankruptcy of the Company are expected to be substantially the same.

                     CERTAIN FEDERAL INCOME TAX CONSEQUENCES

GENERAL

         The following is a summary of the principal United States federal income tax consequences of the purchase, ownership and disposition of Preferred Securities which has been passed upon by Foley, Hoag & Eliot LLP, counsel to the Company and the Trust insofar as it relates to matters of law and legal conclusions. The discussion only addresses the tax consequences to a person that acquires Preferred Securities on their original issue at their original offering price and that is (i) an individual citizen or resident of the United States,
(ii) a corporation or partnership organized in or under the laws of the United States or any state thereof or the District of Columbia or (iii) an estate or trust the income of which is subject to United States federal income tax regardless of source. This discussion does not attempt to discuss all tax consequences that may be applicable to a holder of Preferred Securities, nor does it address the tax consequences to (i) persons who are not United States Persons, (ii) persons that may be subject to special tax treatment under United States federal income tax law, such as banks, insurance companies, thrift institutions, real estate investment trusts, regulated investment companies, tax-exempt organizations, and dealers in securities or currencies, (iii) persons that will hold the Preferred Securities as part of a position in a "straddle," as part of a "hedge or "synthetic security," as part of a "conversion transaction" or other integrated investment transaction for federal income tax purposes, or as other than a capital asset, or (iv) persons whose functional currency is not the United States dollar. Further, it does not include any description of any alternative minimum tax consequences or the tax laws of any state or local government or of any foreign government that may be applicable to the Preferred Securities.

         The summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, with possible retroactive effect. Subsequent changes may cause tax consequences to vary substantially from the consequences described below. Furthermore, the authorities on which this summary is based are subject to various interpretations, and it is therefore possible that the federal income tax treatment of the purchase, ownership and disposition of Preferred Securities may differ from the treatment described below.

CLASSIFICATION OF THE TRUST

         Under current law and assuming full compliance with the terms of the Trust Agreement and Indenture (and certain other documents described herein), the Trust will be classified for United States federal income tax purposes as a grantor trust and not as an association taxable as a corporation. As a result, each holder of Preferred Securities generally will be considered the owner of an undivided beneficial interest in the Junior Subordinated Debentures. Accordingly, for United States federal income tax purposes, each holder of Preferred Securities will be required to include in its gross income any interest, including original issue discount, paid or accrued with respect to its allocable share of the Junior Subordinated Debentures whether or not cash is actually distributed to such holder.

CLASSIFICATION OF THE JUNIOR SUBORDINATED DEBENTURES

         The Company intends to take the position that the Junior Subordinated Debentures will be classified for United States federal income tax purposes as indebtedness of the Company under current law and each holder of Preferred Securities will be treated as owning an indirect beneficial interest in the Junior Subordinated Debentures. No ruling is being requested from the Internal Revenue Service and there is no direct authority addressing the characterization of the Junior Subordinated Debentures. No assurance can be given that such position of the Company will not be challenged by the Internal Revenue Service or, if challenged that such a challenge will not be successful. The remainder of this discussion assumes that the Junior Subordinated Debentures will be classified for United States federal income tax purposes as indebtedness of the Company.

POTENTIAL EXTENSION OF INTEREST PAYMENT PERIOD AND ORIGINAL ISSUE DISCOUNT

         Under recently issued Treasury regulations (the "Regulations"), a debt instrument will be deemed to be issued with original issue discount ("OID") if there is more than a "remote" contingency that periodic stated interest payments due on the instrument will not be timely paid. Because the exercise by the Company of its option to defer the payment of stated interest on the Junior Subordinated Debentures would prevent the Company from declaring dividends on any class of equity, the Company believes that the likelihood of its exercising the option is "remote" within the meaning of the Regulations. As a result, the Company intends to take the position that the Junior Subordinated Debentures will not be considered to be issued with OID. Accordingly, based on this position, stated interest on the Junior Subordinated Debentures will be includible in the ordinary income of a holder at the time that such payments are paid or accrued in accordance with such holder's regular method of tax accounting. Because the Regulations have not yet been addressed in any published rulings or other published interpretations issued by the Internal Revenue Service, it is possible that the Internal Revenue Service could take a position contrary to the position taken by the Company.

         Under the Regulations, if the Company were to exercise its option to defer the payment of stated interest on the Junior Subordinated Debentures, the Junior Subordinated Debentures would at that time be treated as issued with OID and all stated interest on the Junior Subordinated Debentures would thereafter be treated as OID as long as the Junior Subordinated Debentures remain outstanding. In such event, a holder of the Junior Subordinated Debentures would be required to include OID in ordinary income, on a current basis, over the period that the instrument is held even though the Company would not be making any actual cash payments during the extended interest payment period. The amount of interest income includible in the taxable income of a holder of the Junior Subordinated Debentures would be determined on the basis of a constant yield method over the remaining term of the instrument and the actual receipt of future payments of stated interest on the Junior Subordinated Debentures would no longer be separately reported as taxable income. The amount of OID that would accrue, in the aggregate, during the extended interest payment period would be approximately equal to the amount of the cash payment due at the end of such period. Any OID included in income would increase the holder's adjusted tax basis in the Junior Subordinated Debentures and the holder's actual receipt of interest payments would reduce such basis.

         Because income on the Preferred Securities will constitute interest or OID, corporate holders of Preferred Securities will not be entitled to a dividends-received deduction with respect to any income recognized with respect to the Preferred Securities.

MARKET DISCOUNT AND ACQUISITION PREMIUM

         Holders of Preferred Securities other than a holder who purchased the Preferred Securities upon original issuance may be considered to have acquired their undivided interest in the Junior Subordinated Debentures with "market discount' or acquisition premium" as such phrases are defined for United States federal income tax purposes. Such holders are advised to consult their tax advisors as to the income tax consequences of the acquisition, ownership and disposition of the Preferred Securities.




RECEIPT OF JUNIOR SUBORDINATED DEBENTURES OR CASH UPON LIQUIDATION OF THE TRUST

         Under certain circumstances, as described herein (see "Description of the Preferred Securities -- Redemption or Exchange" and "Description of the Preferred Securities -- Liquidation Distribution Upon Dissolution"), the Junior Subordinated Debentures may be distributed to holders of Preferred Securities upon a liquidation of the Trust. Under current United States federal income tax law, such a distribution would be treated as a nontaxable event to each such holder and would result in such holder having an adjusted tax basis in the Junior Subordinated Debentures received in the liquidation equal to such holder's adjusted tax basis in the Preferred Securities immediately before the distribution. A holder's holding period in the Junior Subordinated Debentures so received in liquidation of the Trust would include the period for which such holder held the Preferred Securities. If, however, the Trust is characterized for United States federal income tax purposes as an association taxable as a corporation at the time of its dissolution, the distribution of the Junior Subordinated Debentures may constitute a taxable event to holders of Preferred Securities.

         Under certain circumstances described herein, the Junior Subordinated Debentures may be redeemed for cash and the proceeds of such redemption distributed to holders in redemption of their Preferred Securities. Under current law, such a redemption would, for United States federal income tax purposes, constitute a taxable disposition of the redeemed Preferred Securities, and a holder would recognize gain or loss as if the holder sold such Preferred Securities for cash. See "Description of the Preferred Securities -- Redemption or Exchange" and "Description of the Preferred Securities -- Liquidation Distribution Upon Dissolution."

DISPOSITION OF PREFERRED SECURITIES

         Upon the sale of the Preferred Securities, a holder will recognize gain or loss in an amount equal to the difference between its adjusted tax basis in the Preferred Securities and the amount realized in the sale (except to the extent of any amount received in respect of accrued but unpaid interest not previously included in income). A holder's adjusted tax basis in the Preferred Securities generally will be its initial purchase price increased by the amount of OID accrued and decreased by payments (if any) received on the Preferred Securities in respect of OID (if any) to the date of disposition. Such gain or loss generally will be a capital gain or loss and generally will be long-term capital gain or loss if the Preferred Securities have been held for more than one year at the time of sale. Amounts attributable to accrued interest with respect to a holder's share of the Junior Subordinated Debentures not previously included in income will be taxable as ordinary income.

         Should the Corporation exercise its option to defer any payment of interest on the Junior Subordinated Debentures, the Preferred Securities may trade at a price that does not accurately reflect the value of accrued but unpaid interest with respect to the underlying Junior Subordinated Debentures (or OID if the Junior Subordinated Debentures are treated as having been issued with OID). In the event of such a deferral, a holder who disposes of its Preferred Securities will be required to include in ordinary income (i) any portion of the amount realized that is attributable to such accrued but unpaid interest to the extent not previously included in income, or (ii) any amount of OID, in either case, that has accrued on its pro rata share of the underlying Junior Subordinated Debentures during the taxable year of sale through the date of disposition. Any such income inclusion will increase the holder's adjusted tax basis in the Preferred Securities disposed of. To the extent that the amount realized in the sale is less than the holder's adjusted tax basis, a holder will recognize a capital loss. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.

BACKUP WITHHOLDING AND INFORMATION REPORTING

         The amount of interest paid and any OID accrued on the Preferred Securities held of record by individual citizens or residents of the United States, or certain trusts, estates, and partnerships, will be reported to the Internal Revenue Service on Forms 1099, which forms should be mailed to such holders of Preferred Securities by January 31 following each calendar year. Payments of interest may be subject to a "backup" withholding tax at a rate of 31% unless the holder complies with certain identification and other requirements. Payment of the proceeds from the sale of Preferred Securities may also be subject to information reporting and backup withholding. Any amounts withheld under the backup withholding rules will be allowed as a credit against the holder's United States federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

EFFECT OF PROPOSED CHANGES IN TAX LAWS

         In both 1996 and 1997 legislation was proposed that would, if enacted, have adversely affected the tax treatment of the Preferred Securities. On March 19, 1996, President Clinton proposed certain tax law changes (the "1996 Proposed Legislation") that would, among other things, generally deny corporate issuers a deduction for interest in respect of certain debt obligations having a maximum term in excess of 20 years and not shown as indebtedness on the issuer's applicable consolidated balance sheet. Neither the 1996 Proposed Legislation or similar legislation was enacted during the 104th Congress. On February 6, 1997, President Clinton proposed in the administration's fiscal year 1998 budget certain tax law changes (the "Administration's 1997 Tax Proposals") that would, among other things, generally deny corporate issuers a deduction for interest or OID in respect of certain debt obligations having a maximum term in excess of 15 years and not shown as indebtedness on the issuer's applicable consolidated balance sheet. Neither the Administration's 1997 Tax Proposals nor similar legislation was enacted by the 105th Congress. There can be no assurance, however, that legislation enacted after the date hereof will not adversely affect the ability of the Company to deduct the interest payable on the Junior Subordinated Debentures or otherwise give rise to a Tax Event.

THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER'S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE PREFERRED SECURITIES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN THE UNITED STATES FEDERAL OR OTHER TAX LAWS.

                              ERISA CONSIDERATIONS

         Employee benefit plans that are subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or Section 4975 of the Code ("Plans"), generally may purchase Preferred Securities, subject to the investing fiduciary's determination that the investment in Preferred Securities satisfies ERISA's fiduciary standards and other requirements applicable to investments by the Plan.

         In any case, the Company and/or any of its affiliates may be considered a "party in interest" (within the meaning of ERISA) or a "disqualified person" (within the meaning of Section 4975 of the Code) with respect to certain plans (generally, Plans maintained or sponsored by, or contributed to by, any such persons with respect to which the Company or an affiliate is a fiduciary or Plans for which the Company or an affiliate provides services). The acquisition and ownership of Preferred Securities by a Plan (or by an individual retirement arrangement or other Plans described in Section 4975(e)(1) of the Code) with respect to which the Company or any of its affiliates is considered a party in interest or a disqualified person may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless such Preferred Securities are acquired pursuant to and in accordance with an applicable exemption.

         As a result, Plans with respect to which the Company or any of its affiliates is a party in interest or a disqualified person should not acquire Preferred Securities unless such Preferred Securities are acquired pursuant to and in accordance with an applicable exemption. Any other Plans or other entities whose assets include Plan assets subject to ERISA or Section 4975 of the code proposing to acquire Preferred Securities should consult with their own counsel.

                                  UNDERWRITING

         The Underwriters named below, represented by Tucker Anthony Incorporated (the "Representative"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part, to purchase from the Trust the number of Preferred Securities set forth opposite their respective names below. The several Underwriters have agreed in the Underwriting Agreement, subject to the terms and conditions set forth therein, to purchase all the Preferred Securities offered hereby if any of the Preferred Securities are purchased. In the event of default by an Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the nondefaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

                                                                               Number of Preferred
                Underwriters                                                       Securities
                ------------                                                   -------------------
         Tucker Anthony Incorporated...................................

                  Total................................................



         The Representative has advised the Trust that it proposes initially to offer the Preferred Securities to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $___ per Preferred Security. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $___ per Preferred Security to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

         In view of the fact that the proceeds of the sale of the Preferred Securities will be used to purchase the Junior Subordinated Debentures of the Company, the Underwriting Agreement provides that the Company will pay as compensation to the Underwriters arranging the investment therein of such proceeds, an amount in immediately available funds of $___ per Preferred Security (or $___ in the aggregate) for the accounts of the several Underwriters.

         The Trust has granted the Underwriters an option to purchase up to an additional 375,000 Preferred Securities at the public offering price. Such option, which expires 30 days from the date of this Prospectus, may be exercised solely to cover over-allotments. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of the additional Preferred Securities that the number of Preferred Securities to be purchased initially by the Underwriter is of the 2,500,000 Preferred Securities initially purchased by the Underwriters.

        To the extent that the Underwriters exercise their option to purchase additional Preferred Securities, the Trust will issue and sell to the Company additional Common Securities in such aggregate Liquidation Amount as is required for the Company to continue to hold Common Securities in an aggregate Liquidation Amount equal to at least 3% of the total capital of the Trust and the Company will issue and sell to the Trust Junior Subordinated Debentures in an aggregate principal amount equal to the total aggregate Liquidation Amount of the additional Preferred Securities being purchased pursuant to the option and the additional Common Securities.

         In connection with the offering of the Preferred Securities, the Underwriters and any selling group members and their respective affiliates may engage in transactions effected in accordance with Rule 104 of the Securities and Exchange Commission's Regulation M that are intended to stabilize, maintain or otherwise affect the market price of the Preferred Securities. Such transactions may include over-allotment transactions in which the Underwriters create a short position for their own account by selling more Preferred Securities than they are committed to purchase from the Trust. In such case, to cover all or part of the short position, the Underwriters may exercise the over-allotment option described above or may purchase Preferred Securities in the open market following completion of the initial offering of the Preferred Securities. The Underwriters also may engage in stabilizing transactions in which they bid for, and purchase, Preferred Securities at a level above that which might otherwise prevail in the open market for the purpose of preventing or retarding a decline in the market price of the Preferred Securities. The Underwriters also may reclaim any selling concessions allowed to an Underwriter or dealer if the Underwriters repurchase shares distributed by that Underwriter or dealer. Any of the foregoing transactions may result in the maintenance of a price for the Preferred Securities at a level above that which might otherwise prevail in the open market. Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Preferred Securities. The Underwriters are not required to engage in any of the foregoing transactions and, if commenced, such transactions may be discontinued at any time without notice.

         During a period of 180 days from the date of this Prospectus, neither the Trust nor the Company will, subject to certain exceptions, without the prior written consent of the Representative, directly or indirectly, sell, offer to sell, grant any option for sale of, or otherwise dispose of, any Preferred Securities, any security convertible into or exchangeable into or exercisable for Preferred Securities or Junior Subordinated Debentures or any debt securities substantially similar to the Junior Subordinated Debentures or equity securities substantially similar to the Preferred Securities (except for Junior Subordinated Debentures and the Preferred Securities offered hereby).

         Because the National Association of Securities Dealers, Inc. ("NASD") is expected to view the Preferred Securities as interests in a direct participation program, the offering of the Preferred Securities is being made in compliance with the applicable provisions of Rule 2810 of the NASD's Conduct Rules.

         Application has been made to have the Preferred Securities approved for quotation on The Nasdaq Stock Market's National Market. The Representative has advised the Trust that it presently intends to make a market in the Preferred Securities after the commencement of trading on The Nasdaq Stock Market's National Market, but no assurances can be made as to the liquidity of such Preferred Securities or that an active and liquid trading market will develop or, if developed, that it will continue. The offering price and distribution rate have been determined by negotiations among representatives of the Company and the Underwriters, and the offering price of the Preferred Securities may not be indicative of the market price following the Offering. The Representative will have no obligation to make a market in the Preferred Securities, however, and may cease market-making activities, if commenced, at any time.

         The Trust and the Company have agreed to indemnify the Underwriters against, or contribute to payments that the Underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act.

                                  LEGAL MATTERS

         Certain matters of Delaware law relating to the validity of the Preferred Securities, the enforceability of the Trust Agreement and the formation of the Trust will be passed upon by Morris, Nichols, Arsht & Tunnell,

Wilmington, Delaware, special Delaware counsel to the Company and the Trust. Certain legal matters for the Company and the Trust, including matters relating to United States federal income tax considerations and the validity of the Guarantee and the Junior Subordinated Debentures, will be passed upon for the Company and the Trust by Foley, Hoag & Eliot LLP, Boston, Massachusetts, counsel to the Company and the Trust. Certain legal matters will be passed upon for the Underwriters by Goodwin, Procter & Hoar LLP, Boston, Massachusetts. Foley, Hoag & Eliot LLP will rely on the opinion of Morris, Nichols, Arsht & Tunnell as to matters of Delaware law.




                                     EXPERTS

         The consolidated financial statements of the Company as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, appearing in the 1997 Annual Report of the Company to its shareholders and incorporated by reference in the Annual Report on Form 10-K for the year ended December 31, 1997, have been incorporated by reference in this Prospectus and in the Registration Statement of which this Prospectus forms a part, in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, whose report thereon appears therein, and upon the authority of said firm as experts in accounting and auditing.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The following document filed by the Company with the Commission is incorporated into this Prospectus by reference:

                  The Company's Annual Report on Form 10-K for the year ended December 31, 1997 (attached hereto as Appendix A).

        Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

        THE COMPANY WILL PROVIDE WITHOUT CHARGE TO ANY PERSON TO WHOM THIS PROSPECTUS IS DELIVERED, ON THE WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY OR ALL OF THE FOREGOING DOCUMENTS INCORPORATED BY REFERENCE HEREIN (OTHER THAN EXHIBITS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS). REQUESTS FOR SUCH DOCUMENTS SHOULD BE DIRECTED TO: CENTURY BANCORP, INC., 400 MYSTIC AVENUE, MEDFORD, MASSACHUSETTS 02155, ATTN: CHIEF FINANCIAL OFFICER (TELEPHONE (781-391-4000).

        As used herein, the terms "Prospectus" and "herein" mean this Prospectus, including the documents incorporated or deemed to be incorporated herein by reference, as the same may be amended, supplemented or otherwise modified from time to time. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein do not purport to be complete, and where reference is made to the particular provisions of such contract or other document, such provisions are qualified in all respects by reference to all of the provisions of such contract or other document.


                              AVAILABLE INFORMATION

        The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 7 World Trade Center, 13th Floor, Suite 1300, New York, New York 10048 and Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material may also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. If available, such information also may be accessed through the Commission's electronic data gathering, analysis and retrieval system ("EDGAR") via electronic means, including the Commission's home page on the Internet (http://www.sec.gov). The Company's Class A common stock is traded on the Nasdaq National Market. Such reports, proxy statements and other information concerning the Company also may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington D.C. 20006.

        The Company has filed with the Commission a Registration Statement on Form S-2 (the "Registration Statement") pursuant to the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules relating thereto as permitted by the rules and regulations of the Commission. For further information pertaining to the Company and the securities offered hereby, reference is made to the Registration Statement and the exhibits thereto. Items of information omitted from this Prospectus, but contained in the Registration Statement, may be obtained at prescribed rates or inspected without charge at the offices of the Commission set forth above. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

        No separate financial statements of the Trust have been included herein. The Company does not consider that such financial statements would be material to holders of the Preferred Securities because (i) all of the voting securities of the Trust will be owned by the Company, a reporting company under the Exchange Act, (ii) the Trust has no independent operations but exists for the sole purpose of issuing securities representing undivided beneficial interest in the assets of the Trust and investing the proceeds thereof in the Junior Subordinated Debentures issued by the Company, and (iii) the obligations of the Company described herein to provide certain indemnities in respect of and be responsible for certain costs, expenses, debts and liabilities of the Trust under the Indenture and pursuant to the Trust Agreement, the guarantee issued by the Company with respect to the Preferred Securities, and the Junior Subordinated Debentures purchased by the Trust and the related Indenture, taken together, constitute, in the belief of the Company and the Trust, a full and unconditional guarantee of payments due on the Preferred Securities. See "Description of the Junior Subordinated Debentures" and "Description of the Guarantee."

         The Trust is not currently subject to the information reporting requirements of the Exchange Act. The Trust will become subject to such requirements upon the effectiveness of the Registration Statement, although it intends to seek and expects to receive an exemption therefrom.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 10-K

(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE
      ACT OF 1934 (FEE REQUIRED)

      For the fiscal year ended        DECEMBER 31, 1997

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                         Commission file number 0-15752

                              CENTURY BANCORP, INC.

             (Exact name of registrant as specified in its charter)

 COMMONWEALTH OF MASSACHUSETTS                                  04-2498617
(State or other jurisdiction of                           (I.R.S. Employer
incorporation or organization)                            Identification number)

400 MYSTIC AVENUE, MEDFORD, MA                                          02155
(Address of principal executive offices)                          (Zip Code)

Registrant's telephone number including area code:                 (781)391-4000


Securities registered pursuant to Section 12(g) of the Act:

                      CLASS A COMMON STOCK, $1.00 PAR VALUE
                                (Title of class)

  Indicate by check mark whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                                                   X  Yes     No
                                                                  ---     ---

  Indicate by check mark if disclosure of delinquent filers pursuant to item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this form 10-K. [ ]

State the aggregate market value of the voting stock held by nonaffiliates of the registrant as of February 28, 1998:

                                   $7,848,270

Indicate the number of shares outstanding of each of the registrant's classes of common stock as of February 28,1998:

         CLASS A COMMON STOCK, $1.00 PAR VALUE     3,523,647    SHARES

         CLASS B COMMON STOCK, $1.00 PAR VALUE     2,268,770    SHARES

                              CENTURY BANCORP INC.
                                    FORM 10-K
                                TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
                      PART I

ITEM 1      BUSINESS                                                       1-16

ITEM 2      PROPERTIES                                                       17

ITEM 3      LEGAL PROCEEDINGS                                                17

ITEM 4      SUBMISSION OF MATTERS TO A VOTE OF SECURITY                      17
              HOLDERS

                      PART II

ITEM 5      MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED             17-18
              STOCKHOLDER MATTERS

ITEM 6      SELECTED FINANCIAL DATA                                          18

ITEM 7      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL                18
              CONDITION AND RESULTS OF OPERATIONS

ITEM 7a     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET            18
              RISK

ITEM 8      FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA                      18

ITEM 9      CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS                    18
              ON ACCOUNTING AND FINANCIAL DISCLOSURE

                      PART III

ITEM 10     DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT            45-47

ITEM 11     EXECUTIVE COMPENSATION AND OTHER INFORMATION                  47-51

ITEM 12     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS                  52
              AND MANAGEMENT

ITEM 13     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS                   53

                      PART IV

ITEM 14     EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND                      53
              REPORTS ON FORM 8-K

                      SIGNATURES                                             54

                                                       PART I

ITEM 1.   BUSINESS

THE COMPANY


Century Bancorp, Inc. (together with its subsidiary, unless the context otherwise requires, the "Company"), is a Massachusetts state chartered bank holding company headquartered in Medford, Massachusetts. The Company is a Massachusetts corporation formed in 1972 and has one banking subsidiary (the "Bank"): Century Bank and Trust Company formed in 1969. The Company had total assets of $631.1 million on December 31, 1997. The Company presently operates 15 banking offices in 14 cities and towns ranging from Braintree to Peabody. The Banks' customers consist primarily of small and medium-sized businesses and retail customers in these communities and surrounding areas, as well as local governments throughout Massachusetts.

On December 10, 1997, the Company announced an agreement to merge Haymarket Cooperative Bank, based in Boston, Massachusetts, into Century Bank and Trust Company. The agreement called for the Bank to acquire assets of approximately $142 million and two banking offices located in Boston. Century Bank and Trust Company will pay approximately $20 million in cash for Haymarket Cooperative Bank and is subject to federal and state regulatory approval. The transaction will be accounted for using the purchase method of accounting.

The Company offers a wide range of services to commercial enterprises, state and local governments and agencies, and individuals. It makes commercial loans, real estate and construction loans, and consumer loans, and accepts savings, time, and demand deposits. In addition, the Company offers to its corporate customers automated lock box collection services, cash management services and account reconciliation services, and actively promotes the marketing of these services to the municipal market.

The Company emphasizes service to small and medium-sized businesses and retail customers in its market area. It provides business and consumer deposit services and makes commercial loans, real estate and construction loans and consumer loans. The Company provides full service brokerage through Century Financial Services in conjunction with Commonwealth Equities.

The Company is a provider of financial services including cash management, transaction processing, short term financing and intermediate term leasing to municipalities in Massachusetts. The Company has deposit relationships with approximately 30% of the 351 cities and towns in the state.

The following table sets forth the distribution of the Company's average assets, liabilities and stockholders' equity, and average rates earned or paid on a fully taxable equivalent basis for each of the years indicated.

                             YEAR ENDED DECEMBER 31,

                                                          1997                                 1996
                                                          ----                                 ----
                                           Average      Interest       Rate       Average    Interest      Rate
                                           Balance      Income (1)   Earned (1)   Balance    Income (1)  Earned (1)
                                          ---------     ---------    ----------  ---------   ---------   ----------
                                                                                 (Dollars In Thousands)
Assets

Interest-earning assets:
Loans(2)                                  $ 304,147     $  28,479       9.36%    $ 281,943   $  26,429      9.37%

Securities available-for-sale:
      Taxable                                82,163         5,054       6.15%       90,652       5,627      6.21%
      Tax-exempt                              1,327            80       6.03%          872          52      5.96%

Securities held-to-maturity:
      Taxable                               109,458         7,047       6.44%       94,335       6,007      6.37%
      Tax-exempt                                 33             3       9.09%          170          13      7.65%

 Federal funds sold                          12,864           706       5.49%       15,090         807      5.35%
 Interest bearing deposits
    in other banks                               36             1       2.78%           47           2      4.26%
                                          -----------------------                ---------------------

           Total interest-earning assets    510,028        41,370       8.11%      483,109      38,937      8.06%
                                                        ---------       -----                ---------      -----

 Non  interest-earning assets                61,211                                 61,450

 Allowance for loan losses                   (4,412)                                (4,163)
                                          ---------                              ---------
           Total assets                   $ 566,827                              $ 540,396
                                          =========                              =========


                                                      1995
                                                      ----
                                           Average   Interest      Rate
                                          Balance    Income (1)  Earned (1)
                                        -----------  ---------   ----------

Assets

Interest-earning assets:
Loans(2)                                  $ 279,555  $  26,490      9.48%

Securities available-for-sale:
      Taxable                                70,467      4,218      5.99%
      Tax-exempt                              1,372         91      6.63%

Securities held-to-maturity:
      Taxable                                62,158      3,650      5.87%
      Tax-exempt                                180         15      8.33%

 Federal funds sold                          29,076      1,723      5.93%
 Interest bearing deposits
    in other banks                               29          1      3.45%
                                          --------------------

           Total interest-earning assets    442,837     36,188      8.17%
                                                     ---------   --------

 Non  interest-earning assets                56,127

 Allowance for loan losses                   (4,479)
                                        -----------
           Total assets                 $   494,485
                                        ===========


-------------------------------------------------------------------------------
(1) On a fully taxable equivalent basis calculated using a federal tax rate of 34%.

(2) Nonaccrual loans are included in average amounts outstanding.

                             YEAR ENDED DECEMBER 31,

                                                            1997                                          1996

                                       Average   Interest Income    Rate Earned       Average     Interest Income     Rate Earned
                                       Balance    /Expense (1)       /Paid (1)        Balance       /Expense (1)       /Paid (1)
                                      --------   ---------------    -----------       --------    ---------------     -----------
                                                                                      (Dollars In Thousands)
Liabilities and Stockholders'
    Equity

 Interest-bearing deposits:
   NOW accounts                       $ 91,938     $  2,561               2.79%       $ 84,620       $  2,367              2.80%
   Savings accounts                     55,911        1,433               2.56%         55,905          1,439              2.57%
   Money market accounts                66,936        1,888               2.82%         70,735          2,084              2.95%
   Time deposits                       155,607        8,474               5.45%        158,037          9,020              5.71%
                                      --------     --------                           --------       --------
         Total interest-bearing
            deposits                   370,392       14,356               3.88%        369,297         14,910              4.04%

 Securities sold under
     agreements to repurchase           24,994        1,075               4.30%         16,654            713              4.28%

 Other borrowed funds                    7,908          491               6.21%          3,135            182              5.81%
                                      --------     --------                           --------       --------

      Total interest-bearing
        liabilities                    403,294       15,922               3.95%        389,086         15,805              4.06%
                                      --------     --------               ----        --------       --------              ----

 Non interest-bearing
     liabilities
          Demand deposits              105,417                                          99,179
          Other liabilities              7,787                                           7,340
                                       --------                                       --------
                  Total liabilities    516,498                                         495,605
Stockholders' equity                    50,329                                          44,791
                                       --------                                       --------
    Total liabilities &
        stockholders' equity          $566,827                                        $540,396
                                      ========                                        ========
Net interest income(1)                             $ 25,448                                          $ 23,132
                                                   ========                                          ========

Net interest spread                                                       4.16%                                            4.00%
                                                                          ----                                             ----

Net yield on earnings assets                                              4.99%                                            4.79%
                                                                          ----                                             ----


                                                             1995

                                         Average     Interest Income     Rate Earned
                                         Balance       /Expense (1)       /Paid (1)
                                         --------    ----------------    -----------

Liabilities and Stockholders'
    Equity

 Interest-bearing deposits:
   NOW accounts                          $ 82,628       $  2,568              3.11%
   Savings accounts                        50,916          1,335              2.62%
   Money market accounts                   78,029          2,487              3.19%
   Time deposits                          134,769          7,612              5.65%
                                         --------       --------
         Total interest-bearing
            deposits                      346,342         14,002              4.04%

 Securities sold under
     agreements to repurchase              14,390            632              4.39%

 Other borrowed funds                         960             52              5.42%
                                         --------       --------       -----------

      Total interest-bearing
        liabilities                       361,692         14,686              4.06%
                                                        --------              ----
 Non interest-bearing
     liabilities
          Demand deposits                  86,328
          Other liabilities                 6,084
                                      -----------
                  Total liabilities       454,104
Stockholders' equity                       40,381
                                       -----------
    Total liabilities &
        stockholders' equity          $   494,485
                                      ===========
Net interest income(1)                                  $21,502
                                                        =======

Net interest spread                                                           4.11%
                                                                              ----

Net yield on earnings assets                                                  4.86%
                                                                              ----



--------------------------------------------------------------------------------
(1) On a fully taxable equivalent basis calculated using a federal tax rate of 34%.

The following table summarizes the year-to-year changes in the Company's net interest income resulting from fluctuations in interest rates and volume changes in earning assets and interest bearing liabilities. Changes due to rate are the change in rate multiplied by the prior year's volume. Changes due to volume are the change in volume multiplied by the prior year's rate. Changes in volume and rate that cannot be separately identified have been allocated in proportion to the relationship of the absolute dollar amounts of each change.

Net interest income improved in 1997. Interest income was affected positively by higher loan volume and by improvements in the interest earned in most categories of earning assets. Much of the Company's earning assets were repriced to improve their respective returns. Interest expense rose primarily because of a higher level of borrowed funds. Interest income on securities increased primarily because of volume.

                                                 Year Ended December 31,

                                      1997 Compared with 1996              1996 Compared with 1995
                                   -------------------------------     -------------------------------
                                   Increase/(Decrease)                 Increase/(Decrease)
                                   Due to Change in                    Due to Change in
                                                           Total                               Total
                                   Average     Average    Increase     Average    Average     Increase
                                   Balance      Rate     (Decrease)    Balance      Rate     (Decrease)
                                   -------     -------     -------     -------    --------     -------

                                                                    (In Thousands)
Interest income:
 Loans                             $ 2,079     $   (29)    $ 2,050     $   225     $  (286)    $   (61)
 Securities available-for-sale:
   Taxable                            (523)        (50)       (573)      1,248         161       1,409
   Tax-exempt                           27           1          28         (31)         (8)        (39)
 Securities held-to-maturity:
   Taxable                             973          66       1,039       2,027         330       2,357
   Tax-exempt                          (12)          2         (10)         (1)         (1)         (2)
 Federal funds sold                   (122)         21        (101)       (762)       (154)       (916)
 Interest-bearing deposits
  in other banks                        (1)          1           0           1           0           1
                                   -------     -------     -------     -------     -------     -------
   Total interest income             2,422          11       2,433       2,707          42       2,749
                                   -------     -------     -------     -------     -------     -------

Interest expense:
 Deposits:
  NOW accounts                         204         (10)        194          61        (262)       (201)
  Savings accounts                       0          (6)         (6)        129         (25)        104
  Money market accounts               (109)        (87)       (196)       (223)        180         403
  Time deposits                       (137)       (409)       (546)      1,327          81       1,408
                                                                       -------     -------     -------
    Total interest-bearing
     deposits                          (42)       (512)       (554)      1,294        (386)        908
 Securities sold under
 agreements to repurchase              359           3         362          97         (16)         81

Other borrowed funds                   262          13         309         126           4         130
                                   -------     -------     -------     -------     -------     -------
    Total interest expense             612        (495)        117       1,517        (398)      1,119
                                   -------     -------     -------     -------     -------     -------
Change in net interest income      $ 1,811     $   505     $ 2,316     $ 1,190     $   440     $ 1,630
                                   =======     =======     =======     =======     =======     =======

ASSET/LIABILITY MANAGEMENT

The Company's asset/liability management objective is to attempt to insulate the balance sheet, and therefore the income statement, from excessive risk due to changes in market interest rates. It is the responsibility of the Company's ALCO committee to establish long-term strategies with respect to interest rate exposure, and to monitor that exposure in relation to present and prospective market interest rates, economic conditions, and balance sheet composition on an on-going basis. Monitoring techniques include gap management and simulation analysis.

The Company attempts to manage its exposure to interest rate risk by closely monitoring the maturities and interest rate sensitivities of its assets and liabilities. The following table measures the extent to which interest-sensitive assets exceed interest-sensitive liabilities (or vice versa) within certain time periods. This "Gap" analysis is one measure of the Company's sensitivity to interest rate fluctuations. A Gap is considered positive when the amount of interest-sensitive assets maturing or repricing within a period exceeds the amount of interest-sensitive liabilities maturing or repricing within that period; a Gap is considered negative when the converse occurs. During a decreasing interest rate environment, a negative Gap would tend to result in an increase in net interest income while a positive Gap would tend to adversely affect net interest income. In a rising interest rate environment, an institution with a positive Gap would generally expect an increase in net interest income, whereas an institution with a negative Gap would generally be expected to experience the opposite result.

The Company's targeted Gap range is +/- 10% within 3 months or less and +/- 10% within 4 to 12 months with a cumulative 1 year Gap at +/- 10%. The table presents categorical balances based on contractual maturities and repricing opportunities. The resulting amounts have been modified to reflect a management adjustment that pertains to NOW and savings accounts. While these core deposit accounts are subject to immediate withdrawal, the management adjustment is based on the fact that interest changes on such accounts have been infrequent and have not coincided with changes in market interest rates. In addition, a management adjustment has been made in the first maturity interval for the uncollected portion of cash and due from banks.



                                                                       Repricing / Maturity Interval Within
                                             -----------------------------------------------------------------------------------
December  31, 1997                             3 months      4 months      One year         Over            Non-
                                               or less     to 12 months   to 5 years       5 years        Maturing(1)    Total
                                             -----------------------------------------------------------------------------------

Interest-earning assets:                                                   (Dollars in Thousands)
------------------------
Loans                                         $ 118,184     $  49,270      $ 131,471      $  15,760     $   1,705      $ 316,390
Securities available-for-sale:
    Taxable                                       8,926        24,004         54,251          1,259             0         88,440
    Tax exempt                                        0           750              0              0             0            750
Securities held-to-maturity:
    Taxable                                       2,524         9,494         79,217         17,981             0        109,216
    Tax exempt                                        0            12             11              0             0             23
Federal funds sold                               51,000             0              0              0             0         51,000
Interest-bearing deposits in other banks:            24             0              0              0             0             24
                                               ---------     --------      ---------       --------       -------      ---------
       Total interest-earning assets            180,658        83,530        264,950         35,000         1,705        565,843
                                               ---------     --------      ---------       --------       -------      ---------

Interest-bearing liabilities:
Deposits:
    NOW accounts                                 93,825             0              0              0             0         93,825
    Savings accounts                             55,983             0              0              0             0         55,983
    Money market deposits                        50,110        20,951              0              0             0         71,061
    Time deposits                               101,719        55,263         14,297              0             0        171,279
                                               ---------     --------      ---------       --------       -------      ---------
        Total interest-bearing deposits         301,637        76,214         14,297              0             0        392,148
Securities sold under agreements
  to repurchase                                  32,850             0              0              0             0         32,850
Other borrowed funds                             10,972         1,048              0          1,454             0         13,474
                                               ---------     --------      ---------       --------       -------      ---------
        Total interest-bearing liabilities      345,459        77,262         14,297          1,454             0        438,472
                                               ---------     --------      ---------       --------       -------      ---------

Interest-earning assets minus
  interest-bearing liabilities(Gap)           ($164,801)    $   6,268      $ 250,653      $  33,546     $   1,705      $ 127,371
Management adjustment                           126,189       (30,489)       (60,978)             0             0         34,722
                                               ---------     --------      ---------       --------       -------      ---------
Management-adjusted Gap                       ($ 38,612)    ($ 24,221)     $ 189,675      $  33,546     $   1,705      $ 162,093
Management-adjusted Cumulative Gap                            (62,833)       126,842        160,388       162,093             --

Management-adjusted Gap / Total Assets           -6.08%        -3.81%          29.84%          5.28%         0.27%         25.50
Management-adjusted Cumulative Gap /
  Total Assets                                                 -9.89%          19.96%         25.24%        25.50%          --

(1) Represents loans placed on nonaccrual status.

LENDING ACTIVITIES

The following summary shows the composition of the loan portfolio at the dates indicated.


                                                                        December 31,

                                             1997                1996                  1995
                                             ----                ----                  ----

                                               Percent               Percent               Percent
                                      Amount   of Total     Amount   of Total     Amount   of Total
                                     --------  --------    --------  --------    --------  --------
                                                                                (Dollars In Thousands)

Construction and land development    $  7,549      2.4%    $  3,576      1.2%    $  1,444      0.5%
Commercial and industrial              50,560     16.0       41,006     14.2       37,811     13.2
Industrial revenue bonds                2,693      0.9        3,030      1.1        3,362      1.2
Commercial real estate                140,270     44.3      133,757     46.4      130,173     45.6
Residential real estate                76,385     24.1       76,638     26.6       82,132     28.8
Consumer                               19,254      6.1       12,749      4.4        9,243      3.2
Home equity                            19,031      6.0       17,330      6.0       21,130      7.4
Overdrafts                                648      0.2          194      0.1          143      0.1
                                     --------    -----     --------    -----     --------    -----
Loans(net of unearned
      discount)                      $316,390    100.0%    $288,280    100.0%    $285,438    100.0%
                                     ========    =====     ========    =====     ========    =====




                                            1994                   1993
                                            ----                   ----

                                               Percent                Percent
                                      Amount    of Total    Amount    of Total
                                     --------   --------   --------   --------


Construction and land development    $  1,924      0.7%    $  1,228        0.5%
Commercial and industrial              33,283     12.2       29,664       10.9
Industrial revenue bonds                3,873      1.4        4,186        1.5
Commercial real estate                122,538     44.9      120,064       44.2
Residential real estate                82,028     30.1       85,260       31.3
Consumer                               12,017      4.4       15,208        5.6
Home equity                            16,826      6.2       16,180        5.9
Overdrafts                                232      0.1          250        0.1
                                     --------    -----     --------      -----
Loans(net of unearned
      discount)                      $272,721    100.0%    $272,040      100.0%
                                     ========    =====     ========      =====

The following table summarizes the remaining maturity distribution of certain components of the Company's loan portfolio at December 31, 1997. The table excludes loans secured by one-to-four family residential real estate and loans for household family and other personal expenditures. Maturities are presented as if scheduled principal amortization payments are due on the last contractual payment date.

           Remaining Maturities of Selected Loans at December 31, 1997

                                   One Year  One to Five    Over
                                   or Less      Years     Five Years     Total
                                   --------  -----------  ----------   --------
                                                  (In Thousands)

Construction and land development  $  4,927    $  2,622    $      0    $  7,549
Commercial and industrial            36,499      13,964          97      50,560
Industrial revenue bonds                 50       1,902         741       2,693
Commercial real estate               64,668      72,437       3,165     140,270
                                   --------    --------    --------    --------
  Total                            $106,144    $ 90,925    $  4,003    $201,072
                                   ========    ========    ========    ========

The following table indicates the rate variability of the above loans due after one year.

                                December 31, 1997

                                       One to Five     Over
                                          Years     Five Years    Total
                                         -------      -------    -------
                                                   (In Thousands)
Predetermined interest rates             $75,535      $ 3,919    $79,454
Floating or adjustable interest rates     15,390           83     15,473
                                         -------      -------    -------
  Total                                  $90,925      $ 4,002    $94,927
                                         =======      =======    =======

Individual loan officers have designated lending authorities established by the Board of Directors, with larger loans requiring a second approval. The Bank has an Executive Committee of the Board of Directors which meets monthly and ratifies or approves all credits above a specified size. In addition, the Company has an Executive Management Committee which meets monthly and monitors the Company's lending policies and practices. The members of the Executive Management Committee are: Marshall M. Sloane, Chairman, President and CEO; George F. Swansburg, Executive Vice President; Jonathan G. Sloane, Senior Vice President; Paul V. Cusick, Jr., Vice President and Treasurer; all of the Company, and Donald H. Lang and William J. Sloboda, both Executive Vice Presidents of the Bank.

The Company's commercial and industrial (C&I) loan customers represent various small and middle market established businesses involved in manufacturing, distribution, retailing and services. Most clients are privately owned with markets that range from local to national in scope. Many of the loans to this segment are secured by liens on corporate assets and the personal guarantees of the principals. The Bank has placed greater emphasis on building its C&I base over the future. The regional economic strength or weakness impacts on the relative risks in this loan category. There is little concentration to any one business sector and loan risks are generally diversified among many borrowers.

Commercial real estate loans are extended to finance various manufacturing, warehouse, light industrial, office, retail and residential properties in the Banks's market area to generally include Eastern Massachusetts and Southern New Hampshire. Loans are normally extended in amounts up to a maximum of 80% of appraised value and normally for terms up to three to five years. Amortization schedules are long term and thus a balloon payment is due at maturity. Under most circumstances, the Bank will offer to re-write or otherwise extend the loan at prevailing interest rates. During recent years, the Bank has emphasized non-residential type owner-occupied properties. This complements the above C&I emphasis placed on the operating business entities and will be continued. The regional economic environment impacts on the risk to both non-residential and residential mortgages. This environment has improved over the recent period. Together the above factors have stabilized many sections of the regional market.

Residential real estate (1-4 family) includes two categories of loans. Approximately $14 million of loans are classified as "Commercial and Industrial" type loans secured by 1-4 family real estate. Primarily, these are small businesses with modest capital or shorter operating histories wherein the collateral mitigates some risk. The collateral position notwithstanding, this category of loans shares similar risk characteristics as the C&I loans. The balance of loans in this category are mostly 1-4 family residential properties located in the Bank's market area. General underwriting criteria are largely the same as FNMA but normally only one or three year adjustable interest rates are used. The Bank does utilize mortgage insurance in order to provide lower down payment products and has provided a "First Time Homebuyer" product to encourage new home ownership. Residential real estate loan volume has declined but nonetheless remains a core consumer product. The regional environment impacts on the risks to this category. In the recent period, the environment has improved, and the market has generally been stable. Declining interest rates could negatively impact the risk on adjustable interest rate loans as they are repriced in the future.

Home equity loans are extended as both first and second mortgages on owner occupied residential properties in the Bank's market area. Loans are underwritten to a maximum loan to value of 75%.

The Bank does intend to maintain a market for construction loans, principally for smaller local residential projects or an owner occupied commercial project. Independent appraisals of the project and the costs are obtained and funds are advanced over the life of the project as inspections of completed work warrant. Individual consumer residential home construction loans are also extended on a similar basis.

Bank officers evaluate the feasibility of construction projects, based on independent appraisals of the project, architects or engineers evaluations of the cost of construction, and other relevant data. At December 31, 1997, the Company was obligated to advance a total of $321 thousand to complete projects under construction.

At December 31, 1997 approximately 44% of the Company's loan portfolio consisted of commercial real estate loans. Construction loans had increased to 2.4 % of the Company's outstanding loans.

At December 31, 1997, the Company's residential mortgage loans amounted to $76.4 million. The Company's consumer loan portfolio amounted to $38.3 million at December 31, 1997, primarily consisting of home equity loans amounting to $19.0 million and personal lines of credit, motor vehicle loans and other installment loans amounting to $19.3 million.

NONPERFORMING ASSETS AND ALLOWANCE FOR POSSIBLE LOAN LOSSES

Loans are placed on nonaccrual status when any payment of principal and/or interest is 90 days or more past due, unless the collateral is sufficient to cover both principal and interest and the loan is in the process of collection. The Company monitors closely the performance of its loan portfolio. In addition to internal loan review, the Company has contracted with an independent organization to review the Company's commercial and commercial real estate loan portfolios. This independent review was performed in each of the past five years. The status of delinquent loans, as well as situations identified as potential problems, are reviewed on a regular basis by senior management and monthly by the Board of Directors of the Bank.

The following table summarizes the Company's nonperforming assets at the dates indicated.

                                  December 31,

                                     1997        1996        1995        1994       1993
                                   -------     -------     -------     -------     -------
                                               (Dollars in Thousands)

Loans on nonaccrual                $ 1,705     $ 2,140     $ 3,751     $ 2,954     $ 4,676
Loans not included above
   which are nonperforming
   troubled debt restructurings      1,026       1,164       1,457       3,113       5,427
Other real estate owned , net          -0-         182         845       3,192      10,388
                                   -------     -------     -------     -------     -------
     Total nonperforming assets    $ 2,731     $ 3,486     $ 6,053     $ 9,259     $20,491
                                   =======     =======     =======     =======     =======

Percentage of nonperforming
   assets to total loans and
   other related assets               0.86%       1.21%       2.11%       3.36%       7.26%
                                   =======     =======     =======     =======     =======

The lower level of nonperforming assets in 1997 resulted from a reduction in new additions to nonperforming assets during the year combined with an improvement in the resolution of nonperforming assets including payments on nonperforming loans and sales of other real estate owned (OREO).

The Company identifies loans renegotiated prior to January 1, 1995 at then below market rates as troubled debt restructurings. Interest income associated with the $3,306,000 of troubled debt restructurings and performing impaired loans at December 31, 1997 amounted to $230,000 for the year then ended. Interest income for the same period would have amounted to $277,000 under the original terms and agreements of the notes. As a result of placing loans on non-accrual status, the Company has foregone $118,000 of interest income during 1997 compared to $172,000 during 1996.

In addition to the above, the Company is monitoring closely $7.7 million of loans on which management is concerned with the ability of the borrowers to perform. The majority of the loans are secured by real estate properties experiencing higher than expected vacancies and lower than expected rental revenue. While the properties are considered to have adequate value to cover the loan balances at December 31, 1997, such values can fluctuate with changes in the economy and the real estate market.

There were no impaired loans with specific reserves at December 31, 1997 and 1996 because, in the opinion of management, none required a specific reserve. All impaired loans have been measured using the fair value of the collateral method.

The following table summarizes the Company's loans past due 90 days or more and still accruing and impaired loans at the dates indicated.



                                             December 31,
                               1997      1996      1995      1994      1993
                              ------    ------    ------    ------    ------
                                          (Dollars in Thousands)
Loans past due 90 days or
   more and still accruing    $    7    $  192    $   87    $  114    $  502
Impaired loans                $3,515    $3,055    $3,356       n/a       n/a

The Company maintains an allowance for loan losses in an amount determined by management on the basis of the character of the loans, loan performance, the financial condition of borrowers, the value of collateral securing loans and other relevant factors. The following table summarizes the changes in the Company's allowance for loan losses for the years indicated.

                                                                      Year Ended December 31,
                                                 1997         1996         1995         1994         1993
                                               --------     --------     --------     --------     --------
                                                                    (Dollars in Thousands)
Year end loans outstanding
  (net of unearned discount)                   $316,390     $288,280     $285,438     $272,721     $272,040
                                               ========     ========     ========     ========     ========

Average loans outstanding
  (net of unearned discount)                   $304,147     $281,943     $279,555     $267,123     $289,007
                                               ========     ========     ========     ========     ========

Balance of allowance for
  loan losses at
  beginning of year                            $  4,179     $  4,193     $  4,239     $  5,129     $  5,644
                                               --------     --------     --------     --------     --------

Loans charged-off:
  Commercial                                         25            2            2          781          657
  Construction and land development                   0            0            0          292           23
  Commercial real estate                             48          380        1,144          433        2,024
  Residential real estate                           363          801          551        1,016        1,075
  Consumer                                          253          120          131          242          408
                                               --------     --------     --------     --------     --------
     Total loans charged-off                        689         1303        1,828        2,764        4,187
                                               --------     --------     --------     --------     --------

Recoveries of loans previously charged-off:
  Commercial                                         76           78           39           23           32
  Real estate                                       162          163          134          204          297
  Consumer                                           58           28           49           27           43
                                               --------     --------     --------     --------     --------
     Total recoveries of loans
      previously charged-off                        296          269          222          254          372
                                               --------     --------     --------     --------     --------
     Net loans charged-off                          393        1,034        1,606        2,510        3,815
                                               --------     --------     --------     --------     --------
  Additions to allowance charged to
    operating expense                               660        1,020        1,560        1,620        1,800
  Acquired allowance                               --           --           --           --          1,500
                                               --------     --------     --------     --------     --------
  Balance at end of year                       $  4,446     $  4,179     $  4,193     $  4,239     $  5,129
                                               ========     ========     ========     ========     ========

  Ratio of net charge-offs during
    the year to average loans
    outstanding                                    0.13%        0.37%         .57%         .94%        1.32%
                                               ========     ========     ========     ========     ========

  Ratio of allowance for
    loan losses to loans
    outstanding                                    1.41%        1.45%        1.47%        1.55%        1.89%
                                               ========     ========     ========     ========     ========

 The provision for 1997, while below the prior four year average, remains above historical levels and reflects significant improvements in the loan portfolio. At December 31, 1997 nonperforming assets were $2.7 million or .86% of loans and related assets. Such figures are significantly lower than those at the end of the last four years.

 While the Company expects a similar level of charge-offs in future periods, the pace of the charge-offs depends on many factors including the national and regional economy. Cyclical lagging factors may result in charge-offs being higher than historical levels.

The allowance for loan losses is an estimate of the amount needed for an adequate reserve to absorb losses in the existing loan portfolio. This amount is determined by an evaluation of the loan portfolio including input from an independent organization engaged to review selected larger loans, a review of loan loss experience and current economic conditions. At December 31, the allowance was comprised of the following components.

                                                      1997                    1996                    1995                    1994
                                                      ----                    ----                    ----                    ----
                                                Percent of              Percent of              Percent of              Percent of
                                                  loans in                loans in                loans in                loans in
                                             each category           each category           each category           each category
Balance at end of                                 to total                to total                to total                to total
period applicable to                 Amount          loans   Amount          loans   Amount          loans   Amount          loans
--------------------                 ------          -----   ------          -----   ------          -----   ------          -----
                                                                        (Dollars In Thousands)
Construction and land development   $   104            2.4%  $   48            1.2%  $   21            0.5%  $   49            0.7%
Commercial and industrial               716           16.0      660           14.2      595           13.2      530           12.2
Industrial revenue bonds                 17            0.9       17            1.1       23            1.2       26            1.4
Commercial real estate                2,138           44.3    2,201           46.4    2,095           45.6    2,158           44.9
Residential real estate                 846           24.1      830           26.6    1,031           28.8    1,025           30.1
Consumer                                402            6.1      233            4.4      228            3.2      293            4.4
Home equity                             214            6.0      187            6.0      198            7.4      155            6.2
Overdrafts                                9            0.2        3            0.1        2            0.1        3            0.1
                                    -------          -----   ------          -----   ------          -----   ------          -----
                                    $ 4,446          100.0%  $4,179          100.0%  $4,193          100.0%  $4,239          100.0%
                                    =======          =====   ======          =====   ======          =====   ======          =====

                                                      1993
                                                      ----
                                                Percent of
                                                  loans in
                                             each category
Balance at end of                                 to total
period applicable to                 Amount          loans
--------------------                 ------          -----
                                    (Dollars In Thousands)
Construction and land development    $  102            0.5%
Commercial and industrial               958           10.9
Industrial revenue bonds                 23            1.5
Commercial real estate                2,422           44.1
Residential real estate               1,023           31.3
Consumer                                462            5.6
Home equity                             139            5.9
Overdrafts                                0            0.1
                                     ------          -----
                                     $5,129          100.0%
                                     ======          =====


Investment Activities

The following table sets forth certain information regarding the Company's investment portfolio. Dollar amounts reflect carrying values. At December 31, 1997, the market value of securities available-for-sale was $89.2 million compared to the amortized cost of $89.0 million for such securities. At December 31, 1997, the market value of securities held-to-maturity was $109.5 million, compared to the amortized cost of $109.2 million of such securities.

                                            Securities available-for-sale             Securities held-to-maturity
                                                    December 31,                               December 31,
                                         -----------------------------------      -----------------------------------
                                            1997          1996          1995          1997          1996         1995
                                            ----          ----          ----          ----          ----         ----
                                                    (In Thousands)                            (In Thousands)
Balance at end of
period applicable to

U.S. Government and Agencies             $84,763      $ 77,155      $ 97,482      $107,117      $105,582      $74,710
Obligations of states and political
 subdivison                                  750         1,241         1,510            22            34          179
 Other                                     3,677         2,619         1,762         2,100         2,099        3,098
                                         -------      --------      --------      --------      --------      -------
                                         $89,190      $ 81,015      $100,754      $109,239      $107,715      $77,987
                                         =======      ========      ========      ========      ========      =======

The following table sets forth the maturities of the Company's investment securities on the basis of their carrying values at December 31, 1997 and the weighted average yields of securities, which are based on amortized cost, calculated on a fully taxable equivalent basis.

                                                         Securities Available-for-Sale
                                                         -----------------------------
                                                         After One         After Five
                                        Within           But Within        But Within          After
                                       One Year          Five Years        Ten Years         Ten Years         Total
                                       --------          ----------        ----------        ---------         -----
                                     Amount   Yield    Amount    Yield   Amount    Yield   Amount    Yield   Amount    Yield
                                     ------   -----    ------    -----   ------    -----   ------    -----   ------    -----
                                                                          (Dollars In Thousands)
U.S Government and
  Agencies                           $29,503   5.97%   $54,251   6.24%   $1,000    6.50%   $    0    0.00%   $84,754    6.15%
Obligations of states
  and political
  subdivisions                           750   4.18%         0   0.00%        0    0.00%        0    0.00%       750    4.18%
Other                                      0   0.00%         0   0.00%      259    7.80%    3,427    6.38%     3,686    6.48%
                                     -------           -------           ------            ------            -------

                                     $30,253   5.92%   $54,251   6.24%   $1,259    6.77%   $3,427    6.38%   $89,190    6.15%
                                     =======  =====    =======   ====    ======    ====    ======    ====    =======    ====

                                                        Securities Held-To-Maturity
                                                        ---------------------------
                                                        After One         After Five
                                      Within            But Within        But Within          After
                                      One Year          Five Years        Ten Years         Ten Years         Total
                                      --------          ----------        ----------        ---------         -----
                                    Amount    Yield   Amount    Yield   Amount    Yield   Amount    Yield   Amount    Yield
                                    ------    -----   ------    -----   ------    -----   ------    -----   ------    -----
                                                                   (Dollars In Thousands)
U.S Government and
  Agencies                         $ 9,970    6.12%   $79,191   6.37%   $16,956   6.57%   $1,000    6.65%   $107,117  6.38%
Obligations of states
  and political
  subdivisions                          11    8.65%        11   8.65%         0   0.00%        0    0.00%         22  8.65%
Other                                2,025    4.91%        50   4.19%        25   5.50%        0    0.00%      2,100  4.90%
                                     -----            -------           -------           ------            --------
                                   $12,006    5.91%   $79,252   6.37%   $16.981   6.57%   $1,000    6.65%   $109,239  6.35%
                                   =======    ====    =======   ====    =======   ====    ======    ====    ========  ====

Obligations of states and political subdivisions consist primarily of obligations of the Commonwealth of Massachusetts and entities within it having other relationships with the Company. The Company regularly bids on tax anticipation notes and other short-term instruments of municipalities who have depository relationships with it. The Company also writes equipment leases to finance acquisition of computers, fire trucks, snow plows and other equipment used by municipalities.

Except for obligations of the United States Government, the portfolio at December 31, 1997 did not include securities of any single issuer in an amount in excess of 10% of stockholders' equity.

DEPOSITS

The Company offers savings accounts, NOW accounts, demand deposits, certificates of deposit and money market accounts. The Company offers cash management accounts which provide either automatic transfer of funds above a specified level from the customer's checking account to a money market account or short-term borrowings. Also, an account reconciliation service is offered whereby the Company provides a computerized report balancing the customer's checking account.

Interest rates on deposits are set weekly by the Treasurer, based on factors including loan demand, maturities and a review of competing interest rates offered. Interest rate policies are reviewed periodically by the Executive Management Committee.

The following table shows the average amount of and average interest rate paid on various categories of deposits during the years indicated.

                                                     1997                         1996                        1995
                                                     ----                         ----                        ----
                                                              Average                    Average                       Average
                                                              Interest                   Interest                      Interest
                                             Average          Rate        Average        Rate         Average          Rate
                                             Amount           Paid        Amount         Paid         Amount           Paid
                                             ------           ----        ------         ----         ------           ----
Interest-bearing deposits:
NOW accounts                               $ 91,938          2.79%       $ 84,620        2.80%       $ 82,628          3.11%
Savings accounts                             55,911          2.56%         55,905        2.57%         50,916          2.62%
Money market accounts                        66,936          2.82%         70,735        2.95%         78,029          3.19%
Time deposits of $100,000 or more            35,939          5.14%         34,542        5.19%         26,872          5.50%
Other time deposits                         119,668          5.54%        123,495        5.85%        107,897          5.69%
                                           --------                      --------                    --------

Total interest-bearing deposits             370,392          3.88%        369,297        4.04%        346,342          4.04%

Non interest-bearing demand deposits        105,417                        99,179                      86,328
                                           --------                      --------                    --------


Total average deposits                     $475,809          3.02%       $468,476       3.18%        $432,670          3.24%
                                           ========          ====        ========       ====         ========          ====

Total deposits at December 31, 1997 amounted to $515 million, including $63 million of time deposits of $100,000 or more. Traditionally, the Company experiences a decline in deposits during the first and third quarters of each year because of the deposit cycles of certain of its customers, notably municipalities.

The Company's time certificates of deposit in amounts of $100,000 or more at December 31, 1997 mature as follows.

                                         (In Thousands)
Three months or less                         $49,960
Three through six months                       6,193
Six through twelve months                      6,279
Over twelve months                               782
                                             -------
                                             $63,214
                                             =======

BORROWED FUNDS

The Company sells securities under repurchase agreements and enters into other borrowings to obtain funds to support asset growth. Pertinent data relating to borrowed funds is presented below.

                                                           1997                  1996              1995
                                                           ----                  ----              ----
                                                                     (Dollars In Thousands)
Securities sold under agreements to repurchase:

Amount outstanding at year end                            $32,850               $17,790          $21,580
Weighted average interest rate
  at end of year                                             4.49%                 4.34%            4.25%
Maximum amount outstanding at
  any month end during year                               $39,060               $17,790          $21,580
Daily average amount outstanding
  during year                                             $24,994               $16,654          $14,390
Weighted average interest rate
  during year                                                4.30%                 4.28%            4.39%

Other borrowed funds:

Amount outstanding at year end                            $13,474               $12,353          $ 1,897
Weighted average interest rate
  at end of year                                             6.96%                 7.16%            5.21%
Maximum amount outstanding at
  any month end during year                               $36,609               $17,577          $ 1,897
Daily average amount outstanding
  during year                                             $ 7,908               $ 3,135          $   960
Weighted average interest rate
  during year                                                6.21%                 5.81%            5.42%

Securities sold under agreements to repurchase are primarily over-night demand obligations and are collateralized by U.S. Government and Agency securities.

OTHER SERVICES

In addition to fees derived from traditional banking activities such as loan origination fees, the Company derives revenues from its automated lock box collection system and full service securities brokerage offered through Commonwealth Equity Services, Inc., a registered securities broker-dealer and investment adviser.

Under the lock-box program, which is not tied to extensions of credit by the Company, the Company's customer arranges for payments of its accounts receivable to be made directly to the Company. The Company records on its computer the amounts paid to its customers, deposits the funds to the customer's account with the Company and provides computerized records of the amounts received to the Company's customers. Typical customers for the lock box service are municipalities who use it to automate tax collections, cable TV companies, and other commercial enterprises.

Through Commonwealth Equity Services, Inc., the Bank provides full service securities brokerage services. Registered representatives employed by the Bank offer investment advice, execute transactions and assist customers in financial and retirement planning. Commonwealth Equity Services, Inc., provides research to and supervises the representatives in exchange for payment by the Bank for a fixed fee and a share in the commission revenues.

EMPLOYEES

As of December 31, 1997, the Company had 201 full-time and 85 part-time employees. The Company's employees are not represented by any collective bargaining unit. The Company believes that its employee relations are good.

HOLDING COMPANY REGULATION

The Company is a bank holding company as defined by the Bank Holding Company Act of 1956, as amended (the "Holding Company Act") and is registered as such with the Federal Reserve Board (the "FRB"), which is responsible for administration of the Holding Company Act. As required by the Holding Company Act, the Company files with the FRB an annual report regarding its financial condition and operations, management and intercompany relationships of the Company and the Bank. It is also subject to examination by the FRB and must obtain FRB approval before (I) acquiring direct or indirect ownership or control of more than 5% of the voting stock of any bank, unless it already owns or controls a majority of the voting stock of that bank, (ii) acquiring all or substantially all of the assets of a bank, except through a subsidiary which is a bank, or (iii) merging or consolidating with any other bank holding company. A bank holding company must also give the FRB prior written notice before purchasing or redeeming its equity securities if the gross consideration for the purchase or redemption, when aggregated with the net consideration paid by the company for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the Company's consolidated net worth.

The Holding Company Act prohibits a bank holding company, with certain exceptions, from (I) acquiring direct or indirect ownership or control of any voting shares of any company which is not a bank or a bank holding company, or
(ii) engaging in any activity other than managing or controlling banks, or furnishing services to or performing services for its subsidiaries. A bank holding company may own, however, shares of a company engaged in activities which the FRB has determined are so closely related to banking or managing or controlling banks as to be a proper incident thereto. Such activities include leasing real or personal property under certain conditions; operating as a mortgage finance or factoring company; servicing loans and other extensions of credit; acting as a fiduciary; acting as investment or financial advisor under certain conditions; acting as insurance agent or broker principally in connection with extension of credit by the bank holding company or any subsidiary; acting as underwriter for credit life insurance and credit accident and health insurance which is directly related to extension of credit by the bank holding company or any subsidiary; arranging commercial real estate equity financing under certain circumstances; providing securities brokerage and related services as agent for the account of customers; providing bookkeeping or data processing services for the bank holding company, its affiliates and other institutions, with certain limitations; making certain equity and debt investments in community rehabilitation and development corporations; and providing certain kinds of management consulting advice to unaffiliated banks.

A bank holding company and its subsidiaries are prohibited from acquiring any voting shares of, interest in, or all or substantially all of the assets of, any bank located outside the state in which the operations of the bank holding company's banking subsidiaries are principally conducted, unless the acquisition is specifically authorized by the statutes of the state in which the bank to be acquired is located.

The Company and its subsidiaries are examined by federal and state regulators. The FRB has responsibility for holding company activities and performed a review in 1997.

The regulatory standard for capital adequacy assigns risk factors to asset categories and certain off-balance sheet commitments. The fully-phased in 1992 standard requires a tier-1 capital to risk assets ratio of 4.00% and a total capital to risk assets ratio of 8.00%. At December 31, 1997, the Company's ratios were 15.51% and 16.76%, respectively. The Bank also exceeded these risk-weighted capital measures at December 31, 1997. In addition to these risk based capital requirements, federal banking regulators have leverage guidelines. The minimum leverage requirement is 4% as measured by the ratio of core capital, net of intangible assets, to total assets. At December 31, 1997 the Company's ratio was 9.09%. The Bank also exceeded the leverage requirement at December 31, 1997.

FEDERAL DEPOSIT INSURANCE CORPORATION IMPROVEMENT ACT OF 1991

On December 19, 1991, the FDIC Improvement Act of 1991 (the "1991 Act") was enacted. This legislation seeks to recapitalize the Bank Insurance Fund of the FDIC ("BIF") so that the BIF can continue to resolve its caseload of failed banks. The recapitalization will be funded through, among other things, increased deposit insurance assessments payable by BIF-insured institutions, which will increase the cost of doing business by all BIF-insured institutions, including the Company's subsidiary. The 1991 Act also provides for, among other things: enhanced federal supervision of depository institutions, including greater authority for the appointment of a conservator or receiver for undercapitalized institutions; the establishment of risk-based deposit insurance premiums; a requirement that the federal banking agencies amend their risk-based capital requirements to include components for interest-rate risk, concentration of credit risk, and the risk of nontraditional activities; expanded authority for cross-industry mergers and acquisitions; mandated consumer protection disclosures with respect to deposit accounts; and imposed restrictions on the activities of state-chartered banks, including the Company's subsidiary.

Provisions of the 1991 Act relating to the activities of state-chartered banks may significantly impact the way the Company conducts its business. In this regard, the 1991 Act provides that, effective one year from date of enactment, insured state banks, such as the Company's subsidiary, may not engage as principal in any activity that is not permissible for a national bank, unless the FDIC has determined that the activity would pose no significant risk to the BIF and the state bank is in compliance with applicable capital standards. Activities of subsidiaries of insured state banks are similarly restricted to those activities permissible for subsidiaries of national banks, unless the FDIC has determined that the activity would pose no significant risk to the BIF and the state bank is in compliance with applicable capital standards.

COMPETITION

The Company experiences substantial competition in attracting deposits and making loans from commercial banks, thrift institutions and other enterprises such as insurance companies and mutual funds. These competitors include several major commercial banks whose greater resources may afford them a competitive advantage by enabling them to maintain numerous branch offices and mount extensive advertising campaigns.

ITEM 2.  PROPERTIES

The Company owns its main banking office, headquarters, and operations center in Medford, and 11 of the 14 other facilities in which its branch offices are located. The remaining offices are occupied under leases expiring on various dates from 1997 to 2026. The Company has renovated its Medford operations center to provide space for its Executive and Lending staff.

ITEM 3.  LEGAL PROCEEDINGS

The Company and its subsidiaries are parties to various claims and lawsuits arising in the course of their normal business activities. Although the ultimate outcome of these suits cannot be ascertained at this time, it is the opinion of management that none of these matters, when resolved, will have a material adverse effect on the Company's consolidated financial position.


ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS


No matters were submitted to a vote of Security Holders during the fourth quarter of the fiscal year ended December 31, 1997.


                                     PART II


ITEM 5.  MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER
MATTERS

         (a) The Class A Common Stock of the Company is traded on the NASDAQ system. The price range of the Company's common stock since January 1, 1996 is shown on page 19.

                  The shares of Class A Common Stock are not entitled to vote in the election of Company Directors but, in limited circumstances, are entitled to vote as a class on certain extraordinary transactions, including any merger or consolidation (other than one in which the Company is the surviving corporation or one which by law may be approved by the directors without any stockholder vote) or the sale, lease, or exchange of all or substantially all of the property and assets of the Company. Since the vote of a majority of the shares of Class B Common Stock, voting as a class, is required to approve certain extraordinary corporate transactions, the Board of Directors of the Company has power to prevent any takeover of the Company not approved by them in their capacity as Class B stockholders.


         (b) Approximate number of equity security holders as of December 31, 1997.

                                                     Approximate Number
                     Title of Class                  of Record Holders

                     Class A Common Stock                   347
                     Class B Common Stock                    79

         (C) Under the Company's Articles of Organization, the holders of the Class A Common Stock are entitled to receive dividends per share equal to at least 200% of that paid, if any, from time to time on each share of Class B Common Stock.(cont.)

                    The following table shows the dividends paid by the Company on the Class A and Class B Common Stock for the periods indicated.

                                                            Dividends Per Share

                                                          Class A           Class B
                                                          -------           -------
                    1995
                         First quarter                    $  .030           $ .0042
                         Second quarter                      .030             .0042
                         Third quarter                       .030             .0042
                         Fourth quarter                      .030             .0042

                    1996
                         First quarter                    $  .040           $ .0056
                         Second quarter                      .040             .0056
                         Third quarter                       .040             .0056
                         Fourth quarter                      .040             .0056

                    1997
                         First quarter                    $ .050            $ .0070
                         Second quarter                      .050             .0070
                         Third quarter                       .050             .0070
                         Fourth quarter                      .050             .0070


                    As a bank holding company, the Company's ability to pay dividends is dependent in part upon the dividend payments it receives from the Bank, which are subject to certain restrictions on the payment of dividends. A Massachusetts trust company may pay dividends out of net profits from time to time, provided that either (I) the trust company's capital stock and surplus account equal an aggregate of at least 10% of its deposit liability, or (ii) the amount of its surplus account is equal to at least the amount of its capital account.



ITEM 6.  SELECTED FINANCIAL DATA

         The information required herein is shown on page 19 and 20.


ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The information required herein is shown on pages 21 through 24.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         The information required herein is shown on page 23.

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

         The information required herein is shown on pages 25 through 44.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         None.

FINANCIAL HIGHLIGHTS



------------------------------------------------------------------------------------
                                                  1997           1996           1995
------------------------------------------------------------------------------------
(dollars in thousands except share data)
YEAR-END
Total assets                                $  631,125     $  560,857     $  531,928
Total loans                                    316,390        288,280        285,438
Total deposits                                 515,449        476,135        458,615
Total stockholders' equity                      53,857         47,489         42,935

YEARLY AVERAGES
Total assets                                $  566,827     $  540,396     $  494,485
Total earning assets                           510,028        483,109        442,837
Total securities available-for-sale             83,396         91,524         71,839
Total securities held-to-maturity              109,491         94,505         62,338
Total loans                                    304,147        281,943        279,555
Total deposits                                 475,809        468,476        432,670
Total borrowed funds                            32,902         19,789         15,350
Total stockholders' equity                      50,329         44,791         40,381

EARNINGS
Net income                                  $    6,823     $    5,434     $    4,574
Net interest income, taxable equivalent         25,448         23,132         21,502
Other operating income                           4,994          4,761          4,722
Operating expenses                              18,600         17,874         18,224

PERFORMANCE MEASURES
Earnings per share, basic                   $     1.18     $     0.95     $     0.80
Earnings per share, diluted                 $     1.17     $     0.93     $     0.78
Return on average stockholders' equity           13.56%         12.13%         11.33%
Book value per share at December 31         $     9.30     $     8.25     $     7.50
Return on average assets                          1.20%          1.01%           .92%

COMMON SHARE DATA
Average shares outstanding, basic            5,772,135      5,736,230      5,722,646
Average shares outstanding, diluted          5,830,910      5,818,942      5,831,042
Shares outstanding at year-end               5,790,417      5,758,467      5,724,117

PER SHARE DATA

1997, Quarter Ended                December 31,     September 30,      June 30,         March 31,
-------------------------------------------------------------------------------------------------
Market price range (Class A)
   High                              $  19.00         $  17.25         $ 13.875         $ 14.125
   Low                                 16.625            13.25           12.625            12.75
Dividends class A                        0.05             0.05             0.05             0.05
Dividends class B                       0.007            0.007            0.007            0.007

1996, Quarter Ended                December 31,     September 30,      June 30,         March 31,
-------------------------------------------------------------------------------------------------
Market price range (Class A)
   High                              $  14.50         $  13.00         $ 12.875         $ 11.375
   Low                                  12.25            11.50            11.00            10.00
Dividends class A                        0.04             0.04             0.04             0.04
Dividends class B                      0.0056           0.0056           0.0056           0.0056

SELECTED FINANCIAL DATA


                                                1997          1996          1995          1994          1993
                                                ----          ----          ----          ----          ----
(dollars in thousands except share data)

FOR THE YEAR
Interest income..............................   $   41,216    $   38,777    $   35,988    $   30,461    $   29,262
Interest expense.............................       15,922        15,805        14,686        10,924        11,813
                                                ----------    ----------    ----------    ----------    ----------
   Net interest income.......................       25,294        22,972        21,302        19,537        17,449
Provision for loan losses....................          660         1,020         1,560         1,620         1,800
                                                ----------    ----------    ----------    ----------    ----------
   Net interest income after provision
     for loan losses.........................       24,634        21,952        19,742        17,917        15,649
Other operating income.......................        4,994         4,761         4,722         5,420         6,833
Operating expenses...........................       18,600        17,874        18,224        19,265        20,654
                                                ----------    ----------    ----------    ----------    ----------
   Income before income taxes................       11,028         8,839         6,240         4,072         1,828
Provision for income taxes...................        4,205         3,405         1,666           768           605
                                                ----------    ----------    ----------    ----------    ----------
   Net income................................   $    6,823    $    5,434    $    4,574    $    3,304    $    1,223
                                                ==========    ==========    ==========    ==========    ==========
Average shares outstanding, basic............    5,772,135     5,736,230     5,722,646     5,722,450     5,722,450
Average shares outstanding, diluted..........    5,830,910     5,818,942     5,831,042     5,832,093     5,722,450
Earnings per share:
   Basic.....................................   $     1.18    $     0.95    $     0.80    $     0.58    $     0.21
   Diluted...................................   $     1.17    $     0.93    $     0.78    $     0.57    $     0.21
Dividend payout ratio........................         11.1%         10.9%          9.6%         10.9%         28.9%

AT YEAR-END
Assets.......................................   $  631,125    $  560,857    $  531,928    $  465,419    $  469,823
Loans........................................      316,390       288,280       285,438       272,721       272,040
Deposits.....................................      515,449       476,135       458,615       409,542       421,395
Stockholders' equity.........................       53,857        47,489        42,935        37,553        35,505
Book value per share.........................   $     9.30    $     8.25    $     7.50    $     6.56    $     6.20

SELECTED FINANCIAL PERCENTAGES
Return on average assets.....................         1.20%         1.01%         0.92%         0.70%         0.25%
Return on average stockholders' equity.......        13.56%        12.13%        11.33%         9.11%         3.48%
Net yield on average earning assets,
   taxable equivalent........................         4.99%         4.79%         4.86%         4.70%         4.16%
Net charge-offs as a percent of
   average loans.............................         0.13%         0.37%         0.57%         0.94%         1.32%
Average stockholders' equity to
   average assets............................         8.88%         8.29%         8.17%         7.67%         7.30%

            MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


OVERVIEW

Century Bancorp, Inc. (the "Company") had net income of $6,823,000 for the year ended December 31, 1997, compared with net income of $5,434,000 for year ended December 31, 1996 and net income of $4,574,000 for the year ended December 31, 1995. Basic earnings per share were $1.18 in 1997 compared to $0.95 in 1996 and $0.80 in 1995. Diluted earnings per share were $1.17 in 1997 compared to $0.94 in 1996 and $0.79 in 1995.

     Total assets were $631,125,000 at December 31, 1997, an increase of 12.5% from total assets of $560,857,000 on December 31, 1996, which, in turn, were 5.4% higher than total assets of $531,928,000 on December 31, 1995.

     On December 31, 1997, stockholders' equity totaled $53,857,000 compared with $47,489,000 on December 31, 1996, and $42,935,000 on December 31, 1995.
Book value increased to $9.30 at December 31, 1997 from $8.25 on December 31, 1996, which had increased from $7.50 on December 31, 1995.

     On December 10, 1997 the Company announced an agreement to merge Haymarket Cooperative Bank, based in Boston, Massachusetts, into Century Bank and Trust Company. The agreement called for the Bank to acquire assets of approximately $142 million and operate two banking offices located in Boston. Century Bank and Trust Company will pay approximately $20 million in cash for Haymarket Cooperative Bank and is subject to federal and state regulatory approval. The transaction will be accounted for using the purchase method of accounting.

     During 1997 the Company conducted a comprehensive review of its computer systems to identify the systems that could be affected by the "Year 2000" issue and has developed an implementation plan to resolve the issue. The Year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather then the year 2000. This could result in a major system failure or miscalculations. The Company presently believes that, with the previously planned conversion to a new core processing software and modifications to existing software, the Year 2000 problem will not pose significant operational problems for the Company's computer systems as so modified and converted. The new core processing software is Year 2000 compliant and the other systems which require modifications are not significant and the cost is not material. However, if such modifications and conversions are not completed timely, the Year 2000 problem may have a material impact on the operations of the Company.

RESULTS OF OPERATIONS

The Company's operating results depend primarily on net interest income and fees received for providing services. Net interest income on a fully taxable equivalent basis increased 10.0% in 1997 to $25,448,000 compared with $23,132,000 in 1996. Interest income was affected positively by improvements in the interest earned in most categories of earning assets. Much of the Company's earning assets were repriced to improve their respective returns. Net interest income is affected by the level of interest rates, the ability of the Company's earning assets and deposits to adjust to changes in interest rates and the mix of the Company's earning assets and deposits. The net yield on earning assets on a fully taxable equivalent basis increased to 4.99% in 1997 from 4.79% in 1996 which, in turn, had decreased from 4.86% in 1995.

     Average earning assets were $510,028,000 in 1997, an increase of $26,919,000 or 5.6% from the average in 1996, which was 9.1% higher than the average in 1995. Total average securities, including securities available for sale and securities held to maturity, increased 3.7% to $192,887,000. The increase in securities volume combined with a slight lengthening in the maturity of the portfolios resulted in higher securities income, which increased 4.1% to $12,156,000. Total average loans increased 7.9% to $304,147,000 after increasing $2,388,000 in 1996. The increase in loan volume combined with a slightly higher level of interest rates resulted in higher loan income, which increased by 7.8% or $2,062,000 to $28,353,000. Total loan income was $26,326,000 in 1995.

     The Company's sources of funds include deposits and borrowed funds. On average, deposits showed an increase of 1.6% in 1997 after increasing by 8.3% in 1996. Borrowed funds increased by 66.3% in 1997 following an increase of 28.9% in 1996. The majority of the Company's borrowed funds are in repurchase agreements. Interest expense totaled $15,922,000 in 1997, an increase of $117,000 or .7% from 1996 when interest expense increased 7.6% from 1995. This increase in interest expense is due primarily to an increase in deposits and borrowed funds volume.

PROVISION FOR LOAN LOSS

The provision for loan losses was $660,000 in 1997 compared with $1,020,000 in 1996 and $1,560,000 in 1995. These provisions are the result of management's evaluation of the quality of the loan portfolio considering such factors as loan status, collateral values, financial condition of the borrower, the state of the economy and other relevant information.

     The allowance for loan losses was $4,446,000 at December 31, 1997 compared with $4,179,000 at December 31, 1996 and $4,193,000 at December 31, 1995.
Expressed as a percentage of outstanding loans at year-end, the allowance was 1.41% in 1997, 1.45% in 1996 and 1.47% in 1995.

     Management believes that the allowance for loan losses is adequate. Management uses available information to provide for losses but recognizes that changes in economic conditions may result in additional losses and additional loss provisions. Also, the allowance is reviewed in conjunction with regulatory examinations. These reviews may require the Company to make additional provisions to the allowance based on judgements made by the regulators.

     The Company experienced a decrease in net charge-offs in 1997 with net charge-offs as a percent of average loans outstanding at 0.13%. The comparable figures for 1996 and 1995 were 0.37% and 0.57% respectively. Non-performing loans, which include all non-accruing loans and certain restructured, accruing loans, totaled $2,731,000 on December 31, 1997, compared with $3,304,000 on December 31, 1996.

OTHER OPERATING INCOME

The Company continued to experience good results in its fee-based services in 1997. These fee-based services include deposit related services, lock-box processing, mortgage origination services and securities brokerage services.

     Total other operating income in 1997, was $4,994,000 an increase of $233,000 or 4.9% compared to 1996. This increase followed an increase of $39,000 or 0.8% in 1996, compared to 1995. Service charge income, which continues to be the largest area of other operating income with $1,791,000 in 1997, saw an increase of $164,000 in 1997 as more customers paid demand deposit fees. Lock-box revenues totaled $1,467,000 up $187,000 in 1997, primarily as a result of an increase in the lock-box customer base. Brokerage commissions increased slightly to $1,171,000 in 1997 from $1,072,000 in 1996, which, saw an increase of $45,000 from 1995. Gain on sale of loans decreased to $136,000 in 1997 from $290,000 in 1996 and $217,000 in 1995. There were no security transactions in 1997, 1996 and 1995.

OPERATING EXPENSES

Total operating expenses excluding other real estate owned (OREO) expenses and writedowns were $18,578,000 in 1997 compared to $17,894,000 in 1996 and $18,007,000 in 1995. Total OREO expenses were $22,000 in 1997, $(20,000) in 1996 and $217,000 in 1995. At year-end the Company had $0 of OREO compared with $182,000 at December 31, 1996.

     Salaries and employee benefits expenses increased by $379,000 or 3.2% in 1997 after increasing 3.0% in 1996. Nearly all of the increase, for 1997 and 1996, was in the salaries category and was caused by an increase in the wage base.

     Occupancy expense decreased by $50,000 or 3.8% in 1997 primarily because of an increase in tenant rents. Occupancy expense decreased by 6.4% in 1996 primarily because of a decrease in building depreciation. Equipment expense increased by $5,000 in 1997 primarily because of increased equipment depreciation. Equipment expense increased by $54,000 in 1996 also because of increased equipment depreciation.

     Other operating expenses increased by $350,000 in 1997, which followed a $423,000 decrease in 1996. In 1997 increases were primarily the result of increased marketing, FDIC insurance and other operating expenses. In 1996 decreases in FDIC insurance expense and legal expense were offset by increased marketing and amortization of the core deposit intangible associated with a prior branch acquisition.

PROVISION FOR INCOME TAXES

Income tax expense was $4,205,000 in 1997, $3,405,000 in 1996 and $1,666,000 in
1995. The relatively low tax expense for 1995 is a result of reductions in the valuation reserve for deferred income taxes. The effective tax rate was 38.1% in 1997, 38.5% in 1996 and 26.7% in 1995.

MARKET RISK AND ASSET LIABILITY MANAGEMENT

Market risk is the risk of loss from adverse changes in market prices and rates. The Company's market risk arises primarily from interest rate risk inherent in its lending and deposit taking activities. To that end, management actively monitors and manages its interest rate risk exposure.

     The Company's profitability is affected by fluctuations in interest rates. A sudden and substantial increase in interest rates may adversely impact the Company's earnings to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent, or on the same basis. The Company monitors the impact of changes in interest on its net interest income using several tools. One measure of the Company's exposure to differential changes in interest rates between assets and liabilities is shown in the Company's gap table shown below. Another measure is an interest rate risk management test. This test measures the impact on net interest income of an immediate change in interest rates in 100 basis point increments.

            --------------------------------------------------------------------------------------------
            Change in Interest Rates (in Basis Points)      Percentage Change in Net Interest Income (1)
            --------------------------------------------------------------------------------------------
                               +200                                             5.1%
                               +100                                             2.5%
                               -100                                            (2.0%)
                               -200                                            (3.8%)

     (1) The percentage change in this column represents net interest income for 12 months in a stable interest rate environment versus the Net Interest Income in the various rate scenarios.

     The Company's primary objective in managing interest rate risk is to minimize the adverse impact of changes in interest rates on the Company's net interest income and capital, while structuring the Company's asset-liability structure to obtain the maximum yield-cost spread on that structure. The Company relies primarily on its asset-liability structure to control interest rate risk.

     The Company manages the mix, maturity and pricing of its assets and liabilities so that changes in interest rates will not impact earnings adversely. The interest rate gap is used to measure the Company's exposure. At December 31, 1997 the gap was:

                  ------------------------------------------------------------------------------------
                  Subject to Interest Rate Changes Within     Three Months      Three to Twelve Months
                  ------------------------------------------------------------------------------------
                  (in thousands)
                  Assets                                         $ 215,380                   $  83,530
                  Liabilities                                      253,991                     107,751
                  ------------------------------------------------------------------------------------
                  Gap                                            $ (38,611)                  $ (24,221)
                  ====================================================================================

LIQUIDITY

Liquidity is provided by maintaining an adequate level of liquid assets that include cash and due from banks, federal funds sold and other temporary investments. Liquid assets totaled $97,892,000 on December 31, 1997 compared with $67,681,000 on December 31, 1996, and $51,114,000 on December 31, 1995. In
each of the three years deposit activity has generally been adequate to support asset activity.

     The source of funds for dividends paid by the Company is dividends received from the Bank. The Company and the Bank are regulated enterprises and their abilities to pay dividends are subject to regulatory review and restriction. Certain regulatory and statutory restrictions exist regarding dividends, loans and advances from the Bank to the Company. Generally, the Bank has the ability to pay dividends to the Company subject to minimum regulatory capital requirements.

CAPITAL ADEQUACY

Total stockholders' equity was $53,857,000 at December 31, 1997, compared with $47,489,000 at December 31, 1996 and $42,935,000 at December 31, 1995. The
increases in all years reported were primarily the result of retained earnings less dividends paid, although there was a $123,000 increase in 1997, a $133,000 increase in 1996 and a $6,000 increase in 1995 from the execution of certain stock options.

     Federal banking regulators have issued risk-based capital guidelines which assign risk factors to asset categories and off-balance sheet items. The current guidelines require a tier-1 capital-to-risk assets ratio of 4.00% and a total capital-to-risk assets ratio of 8.00%. The Company and the Bank exceeded these requirements with a tier-1 capital-to-risk assets ratio of 15.51% and 13.38% respectively, and total capital-to-risk assets ratio of 16.76% and 14.64%, respectively at December 31, 1997. Additionally, federal banking regulators have issued leverage ratio guidelines which supplement the risk-based capital guidelines. The minimum leverage ratio requirement applicable to the Company is 4.00% and at December 31, 1997, the Company and the Bank exceeded this requirement with leverage ratios of 9.09% and 7.85%, respectively.

RECENT ACCOUNTING DEVELOPMENTS

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and displaying comprehensive income, which is defined as all changes to equity except investments by and distributions to shareholders. Net income is a component of comprehensive income, with all other components referred to in the aggregate as other comprehensive income. This statement is effective for 1998 financial statements.

     Also in June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes standards for reporting information about operating segments. An operating segment is defined as a components of a business for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and evaluate performance.

     This statement requires a company to disclose certain income statement and balance sheet information by operating segment, as well as provide a reconciliation of operating segment information to the company's consolidated balances. This statement is effective for 1998 annual financial statements.

                                                     CONSOLIDATED BALANCE SHEETS


-----------------------------------------------------------------------------------------------------------------
December 31,                                                                                   1997          1996
-----------------------------------------------------------------------------------------------------------------
(dollars in thousands except share data)
ASSETS

   Cash and due from banks (note 2)                                                       $  46,868     $  46,681
   Federal funds sold and interest-bearing deposits in other banks                           51,024        21,000
                                                                                          -----------------------
       Total cash and cash equivalents                                                       97,892        67,681

   Securities available-for-sale, amortized cost $89,004,000 in 1997
     and $81,140,000 in 1996 (note 3)                                                        89,190        81,015
   Securities held-to-maturity, market value $109,454,000 in 1997
     and $107,331,000 in 1996 (notes 4 and 10)                                              109,239       107,715

   Loans, net (note 5)                                                                      316,390       288,280
   Less: allowance for loan losses (note 6)                                                   4,446         4,179
                                                                                          -----------------------
       Net loans                                                                            311,944       284,101

   Bank premises and equipment (note 7)                                                       8,718         8,265
   Accrued interest receivable                                                                4,334         4,283
   Other real estate owned, net of allowance for losses (note 8)                                 --           182
   Other assets (note 13)                                                                     9,808         7,615
                                                                                          -----------------------
       Total assets                                                                       $ 631,125     $ 560,857
                                                                                          =======================
LIABILITIES AND STOCKHOLDERS' EQUITY
   Demand deposits                                                                        $ 123,301     $ 111,704
   Savings and NOW deposits                                                                 149,808       129,792
   Money market accounts                                                                     71,061        69,772
   Time deposits (note 9)                                                                   171,279       164,867
                                                                                          -----------------------
       Total deposits                                                                       515,449       476,135

   Securities sold under agreements to repurchase (note 10)                                  32,850        17,790
   Other borrowed funds (note 11)                                                            13,474        12,353
   Other liabilities                                                                         15,495         7,090
                                                                                          -----------------------
       Total liabilities                                                                    577,268       513,368
   Commitments and contingencies (notes 7, 15 and 16)

   Stockholders' equity (note 12):
     Class A common stock,
       $1.00 par value per share; authorized 10,000,000 shares;
         issued 3,541,447 shares in 1997 and 3,488,297 in 1996                                3,541         3,488
     Class B common stock,
       $1.00 par value per share; authorized 5,000,000 shares;
         issued 2,326,520 shares in 1997 and 2,347,720 in 1996                                2,327         2,348
     Additional paid-in-capital                                                              10,877        10,786
     Retained earnings                                                                       37,180        31,117
     Treasury stock, Class A, 30,000 shares in 1997 and 1996, at cost                          (136)         (136)
     Treasury stock, Class B, 47,550 shares in 1997 and 1996, at cost                           (41)          (41)
                                                                                          -----------------------
       Realized stockholders' equity                                                         53,748        47,562
     Unrealized gains (losses) on securities available-for-sale, net of taxes (note 3)          109           (73)
                                                                                          -----------------------
       Total stockholders' equity                                                            53,857        47,489
                                                                                          -----------------------
         Total liabilities and stockholders' equity                                       $ 631,125     $ 560,857
                                                                                          =======================

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME


      ----------------------------------------------------------------------------------------------------------------
      Year Ended December 31,                                                      1997           1996            1995
      ----------------------------------------------------------------------------------------------------------------
      (dollars in thousands except share data)
      INTEREST INCOME

         Loans                                                              $    28,353    $    26,291     $    26,326
         Securities held-to-maturity                                              7,049          6,016           3,660
         Securities available-for-sale                                            5,107          5,661           4,278
         Federal funds sold and interest-bearing deposits in other banks            707            809           1,724
                                                                            ------------------------------------------
           Total interest income                                                 41,216         38,777          35,988

      INTEREST EXPENSE

         Savings and NOW deposits                                                 3,994          3,806           3,903
         Money market accounts                                                    1,888          2,084           2,487
         Time deposits (note 9)                                                   8,474          9,020           7,612
         Securities sold under agreements to repurchase                           1,075            713             632
         Other borrowed funds                                                       491            182              52
                                                                            ------------------------------------------
           Total interest expense                                                15,922         15,805          14,686
                                                                            ------------------------------------------
             Net interest income                                                 25,294         22,972          21,302

      Provision for loan losses (note 6)                                            660          1,020           1,560
                                                                            ------------------------------------------
             Net interest income after provision for loan losses                 24,634         21,952          19,742

      OTHER OPERATING INCOME

         Service charges on deposit accounts                                      1,791          1,627           1,559
         Lockbox fees                                                             1,467          1,280           1,421
         Brokerage commissions                                                    1,171          1,072           1,027
         Gain on sales of loans                                                     136            290             217
         Other income                                                               429            492             498
                                                                            ------------------------------------------
           Total other operating income                                           4,994          4,761           4,722

      OPERATING EXPENSES

         Salaries and employee benefits (note 14)                                12,120         11,741          11,394
         Occupancy                                                                1,272          1,322           1,413
         Equipment                                                                1,140          1,135           1,081
         Other real estate owned                                                     22            (20)            217
         Other (note 17)                                                          4,046          3,696           4,119
                                                                            ------------------------------------------
           Total operating expenses                                              18,600         17,874          18,224
                                                                            ------------------------------------------

             Income before income taxes                                          11,028          8,839           6,240
      Provision for income taxes (note 13)                                        4,205          3,405           1,666
                                                                            ------------------------------------------

             NET INCOME                                                     $     6,823    $     5,434     $     4,574
                                                                            ==========================================

      SHARE DATA (NOTE 12)

         Weighted average number of shares outstanding, basic                 5,772,135      5,736,230       5,722,646
         Weighted average number of shares outstanding, diluted               5,830,910      5,818,942       5,831,042
         Net income per share, basic                                        $      1.18    $      0.95     $      0.80
         Net income per share, diluted                                      $      1.17    $      0.93     $      0.78

      See accompanying Notes to Consolidated Financial Statements.

                      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY


                                                                                                                     Unrealized
                                                                                                                 Gains (losses)
                                                                                                                  on Securities
                                           Class A   Class B    Additional               Treasury    Treasury        available-
                                            Common    Common       Paid-In   Retained       Stock       Stock         for-sale,
                                             Stock     Stock       Capital   Earnings     Class A     Class B      net of taxes
--------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands except share data)

BALANCE, DECEMBER 31, 1994                  $3,312    $2,488       $10,683    $22,142       $(136)       $(41)           $ (895)

Conversion of Class B common
     stock to Class A common
     stock, 91,698 shares                       92       (92)           --         --          --          --                --
Stock options exercised,
     1,667 shares                                2        --             4         --          --          --                --
Net income                                      --        --            --      4,574          --          --                --
Cash dividends, Class A common
     stock $0.12 per share                      --        --            --       (397)         --          --                --
Cash dividends, Class B common
     stock $0.0168 per share                    --        --            --        (41)         --          --                --
Change in unrealized gains (losses)
     on securities available-for-sale,
     net of taxes                               --        --            --         --          --          --             1,240
                                           -------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995                   3,406     2,396        10,687     26,278        (136)        (41)              345

Conversion of Class B common
     stock to Class A common
     stock, 48,200 shares                       48       (48)           --         --          --          --                --
Stock options exercised,
     34,350 shares                              34        --            99         --          --          --                --
Net income                                      --        --            --      5,434          --          --                --
Cash dividends, Class A common
     stock $0.16 per share                      --        --            --       (543)         --          --                --
Cash dividends, Class B common
     stock $0.0224 per share                    --        --            --        (52)         --          --                --
Change in unrealized gains (losses)
     on securities available-for-sale,
     net of taxes                               --        --            --         --          --          --              (418)
                                           -------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996                   3,488     2,348        10,786     31,117        (136)        (41)              (73)

Conversion of Class B common
     stock to Class A common
     stock, 21,200 shares                       21       (21)           --         --          --          --                --
Stock options exercised,
     31,950 shares                              32        --            91         --          --          --                --
Net income                                      --        --            --      6,823          --          --                --
Cash dividends, Class A common
     stock $0.20 per share                      --        --            --       (696)         --          --                --
Cash dividends, Class B common
     stock $0.028 per share                     --        --            --        (64)         --          --                --
Change in unrealized gains (losses)
     on securities available-for-sale,
     net of taxes                               --        --            --         --          --          --               182
                                           -------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997                  $3,541    $2,327       $10,877    $37,180       $(136)       $(41)           $  109
                                           =====================================================================================

                                                   Total
                                           Stockholders'
                                                  Equity
--------------------------------------------------------
(dollars in thousands except share data)

BALANCE, DECEMBER 31, 1994                       $37,553

Conversion of Class B common
     stock to Class A common
     stock, 91,698 shares                             --
Stock options exercised,
     1,667 shares                                      6
Net income                                         4,574
Cash dividends, Class A common
     stock $0.12 per share                          (397)
Cash dividends, Class B common
     stock $0.0168 per share                         (41)
Change in unrealized gains (losses)
     on securities available-for-sale,
     net of taxes                                  1,240
                                           -------------
BALANCE, DECEMBER 31, 1995                        42,935

Conversion of Class B common
     stock to Class A common
     stock, 48,200 shares                             --
Stock options exercised,
     34,350 shares                                   133
Net income                                         5,434
Cash dividends, Class A common
     stock $0.16 per share                          (543)
Cash dividends, Class B common
     stock $0.0224 per share                         (52)
Change in unrealized gains (losses)
     on securities available-for-sale,
     net of taxes                                   (418)
                                           -------------
BALANCE, DECEMBER 31, 1996                        47,489

Conversion of Class B common
     stock to Class A common
     stock, 21,200 shares                             --
Stock options exercised,
     31,950 shares                                   123
Net income                                         6,823
Cash dividends, Class A common
     stock $0.20 per share                          (696)
Cash dividends, Class B common
     stock $0.028 per share                          (64)
Change in unrealized gains (losses)
     on securities available-for-sale,
     net of taxes                                    182
                                           -------------
BALANCE, DECEMBER 31, 1997                       $53,857
                                           =============


See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

      ---------------------------------------------------------------------------------------------------------
      Year Ended December 31,                                                    1997         1996         1995
      ---------------------------------------------------------------------------------------------------------
      (in thousands)
      CASH FLOWS FROM OPERATING ACTIVITIES:
           Net income                                                        $  6,823     $  5,434     $  4,574
           Adjustments to reconcile net income to net cash
             provided by operating activities:
               Provision for loan losses                                          660        1,020        1,560
               Deferred income taxes                                             (710)        (616)         (82)
               Net depreciation and amortization                                  586          668          548
               (Increase) decrease in accrued interest receivable                 (51)           9       (1,001)
               (Increase) decrease in other assets                             (1,818)          72        1,382
               Loans originated for sale                                       (9,442)     (18,033)     (16,407)
               Proceeds from sales of loans                                    10,507       19,317       16,025
               Gain on sales of loans                                            (137)        (290)        (226)
               Loss (gain) on sales of other real estate owned                      1          (82)         (27)
               Provision for losses on other real estate owned                     --           --           70
               Increase (decrease) in other liabilities                         8,405          189         (690)
                                                                             ----------------------------------
                 Net cash provided by operating activities                     14,824        7,688        5,726

      CASH FLOWS FROM INVESTING ACTIVITIES:
           Proceeds from maturities of securities available-for-sale           30,235       49,193       27,860
           Purchase of securities available-for-sale                          (37,934)     (29,999)     (56,543)
           Proceeds from maturities of securities held-to-maturity             39,013       53,946       38,447
           Purchase of securities held-to-maturity                            (40,418)     (83,675)     (68,575)
           Net cash and cash equivalents received from acquisitions                --           --       17,877
           Net increase in loans                                              (29,400)      (4,823)     (13,618)
           Proceeds from sales of other real estate owned                         566        1,121        2,744
           Capital expenditures                                                (1,533)        (608)      (1,416)
                                                                             ----------------------------------
                 Net cash used in investing activities                        (39,471)     (14,845)     (53,224)

      CASH FLOWS FROM FINANCING ACTIVITIES:
           Net increase in time deposit accounts                                6,412        9,849       17,658
           Net increase in demand, savings,
             money market and NOW deposits                                     32,902        7,671       11,499
           Net proceeds from the issuance of common stock                         123          133            6
           Cash Dividends                                                        (760)        (595)        (438)
           Net increase (decrease) in securities sold
             under agreements to repurchase                                    15,060       (3,790)      11,780
           Net increase in other borrowed funds                                 1,121       10,456          963
                                                                             ----------------------------------
                 Net cash provided by financing activities                     54,858       23,724       41,468
                                                                             ----------------------------------

      Net increase (decrease) in cash and cash equivalents                     30,211       16,567       (6,030)
           Cash and cash equivalents at beginning of year                      67,681       51,114       57,144
                                                                             ----------------------------------
           Cash and cash equivalents at end of year                          $ 97,892     $ 67,681     $ 51,114
                                                                             ==================================

      SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
           Cash paid during the year for:
             Interest                                                        $ 14,800     $ 16,170     $ 13,884
             Income taxes                                                       4,784        3,644        1,512
           Noncash transactions:
             Property acquired through foreclosure                           $    385     $    376     $    440
           Change in unrealized gains (losses)
             on securities available-for-sale, net of taxes                  $    182     $   (418)    $  1,240
           Assets acquired and liabilities assumed through acquisitions:
               Assets acquired, net of cash and cash equivalents received          --           --     $  2,040
               Cash and cash equivalents received                                  --           --       17,877
               Liabilities assumed                                                 --           --       19,917

      See accompanying Notes to Consolidated Financial Statements.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the accounts of Century Bancorp, Inc. (the "Company") and its wholly-owned subsidiary, Century Bank and Trust Company (the "Bank"). The Company provides a full range of banking services to individual, business and municipal customers in Massachusetts. As a bank holding company, the Company is subject to the regulation and supervision of the Federal Reserve Board. The Bank, a state chartered financial institution, is subject to supervision and regulation by applicable state and federal banking agencies, including the Federal Reserve Board, the Office of the Comptroller of the Currency (the "Comptroller"), the Federal Deposit Insurance Corporation (the "FDIC") and the Commonwealth of Massachusetts Commissioner of Banks. The Bank is also subject to various requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted and the interest that may be charged thereon, and limitations on the types of investments that may be made and the types of services that may be offered. Various consumer laws and regulations also affect the operations of the Bank. In addition to the impact of regulation, commercial banks are affected significantly by the actions of the Federal Reserve Board as it attempts to control the money supply and credit availability in order to influence the economy. All aspects of the Company's business are highly competitive. The Company faces aggressive competition from other lending institutions and from numerous other providers of financial services.

BASIS OF FINANCIAL STATEMENT PRESENTATION

The financial statements have been prepared in conformity with generally accepted accounting principles and to general practices within the banking industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ from those estimates.

     Material estimates that are susceptible to change in the near-term relate to the allowance for losses on loans. Management believes that the allowance for losses on loans is adequate based on independent appraisals and review of other factors associated with the assets. While management uses available information to recognize losses on loans, future additions to the allowance for loans may be necessary based on changes in economic conditions. In addition, regulatory agencies periodically review the Company's allowance for losses on loans. Such agencies may require the Company to recognize additions to the allowance for loans based on their judgements about information available to them at the time of their examination.

INVESTMENT SECURITIES

Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost; debt and equity securities that are bought and held principally for the purpose of selling are classified as trading and reported at fair value, with unrealized gains and losses included in earnings; and debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of estimated related income taxes. The Company has no securities held for trading.

     Premiums and discounts on investment securities are amortized or accreted into income by use of the level-yield method. If a decline in fair value below the amortized cost basis of an investment is judged to be other than temporary, the cost basis of the investment is written down to fair value. The amount of the writedown is included as a charge to earnings. Gains and losses on the sale of investment securities are recognized at the time of sale on a specific identification basis.

LOANS

Interest on loans is recognized based on the daily principal amount outstanding. Accrual of interest is discontinued when loans become 90 days delinquent unless the collateral is sufficient to cover both principal and interest and the loan is in the process of collection. Loans, including impaired loans, on which the accrual of interest has been discontinued are designated non-accrual loans. When a loan is placed on non-accrual, all income which has been accrued but remains unpaid is reversed against current period income and all amortization of deferred loan fees is discontinued. Non-accrual loans may be returned to an accrual status when principal and interest payments are not delinquent and the risk characteristics of the loan have improved to the extent that there no longer exists a concern as to the collectibility of principal and income. Income received on non-accrual loans is either recorded in income or applied to the principal balance of the loan depending on management's evaluation as to the collectibility of principal.

     Loans held for sale are carried at the lower of aggregate cost or market value. Gain or loss on sales of loans is recognized at the time of sale when the sales proceeds exceed or are less than the Bank's investment in the loans. Additionally, gains and losses are recognized when the average interest rate on the loans sold, adjusted for normal servicing fee, differs from the agreed yield to the buyer. The resulting excess service fee receivables, if any, are amortized using the interest method over the estimated life of the loans, adjusted for estimated prepayments.

     Discounts and premiums on loans purchased from failed financial institutions that represent market yield adjustments are accreted or amortized to interest income over the estimated lives of the loans using the level-yield method.

     Loan origination fees and related direct incremental loan origination costs are offset and the resulting net amount is deferred and amortized over the life of the related loans using the level-yield method.

     The Bank accounts for impaired loans, except those loans that are accounted for at fair value or at lower of cost or fair value, at the present value of the expected future cash flows discounted at the loan's effective interest rate. This method applies to all loans, uncollateralized as well as collateralized, except large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment, loans that are measured at fair value and leases and debt securities. Management considers the payment status, net worth and earnings potential of the borrower, and the value and cash flow of the collateral as factors to determine if a loan will be paid in accordance with its contractual terms. Management does not set any minimum delay of payments as a factor in reviewing for impaired classification. Impaired loans are charged-off when management believes that the collectibility of the loan's principal is remote. In addition, criteria for classification of a loan as in-substance foreclosure has been modified so that such classification need be made only when a lender is in possession of the collateral. The Bank measures the impairment of troubled debt restructurings using the pre-modification rate of interest.

     The Bank recognizes the rights to service mortgage loans for others as an asset, including rights acquired through both purchases and originations. Capitalized mortgage servicing rights are amortized over the period of estimated net servicing income and are periodically evaluated for impairment based on their fair value.

     Effective January 1, 1997, the Bank adopted SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. Under the financial-components approach, after a transfer of financial assets, an entity recognizes all financial and servicing assets it controls and liabilities it has incurred and derecognizes financial assets it no longer controls and liabilities that have been extinguished. The financial-components approach focuses on the assets and liabilities that exist after the transfer. Many of these assets and liabilities are components of financial assets that existed prior to the transfer. If a transfer does not meet the criteria for a sale, the transfer is accounted for as a secured borrowing with a pledge of collateral. However, SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of SFAS No. 125," requires the deferral of implementation as it relates to repurchase agreements, dollar-rolls, securities lending and similar transactions until after December 31, 1997. Earlier or retroactive applications of this statement is not permitted. The Company has determined that the adoption of SFAS No. 127 will not have a material impact on its consolidated financial statements. The adoption of SFAS No. 125 did not have a significant impact.

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is based on management's evaluation of the quality of the loan portfolio and is used to provide for losses resulting from loans which ultimately prove uncollectible. In determining the level of the allowance, periodic evaluations are made of the loan portfolio which take into account such factors as the character of the loans, loan status, financial posture of the borrowers, value of collateral securing the loans and other relevant information sufficient to reach an informed judgement. The allowance is increased by provisions charged to income and reduced by loan charge-offs, net of recoveries.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     While management uses available information in establishing the allowance for loan losses, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluations. Loans are charged-off in whole or in part when, in management's opinion, collectibility is not probable.

     Management believes that the allowance for loan losses is adequate. In addition, various regulatory agencies, as part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgements about information available to them at the time of their examination.

OTHER REAL ESTATE OWNED

Other real estate owned ("OREO") includes real estate acquired by foreclosure and real estate substantively repossessed. Real estate acquired by foreclosure is comprised of properties acquired through foreclosure proceedings or acceptance of a deed in lieu of foreclosure. Real estate substantively repossessed includes only those loans for which the Company has taken possession of the collateral, but has not completed legal foreclosure proceedings. Both in-substance foreclosures and real estate formally acquired in settlement of loans are recorded at the lower of the carrying value of the loan or the fair value of the property constructively or actually received. Loan losses from the acquisition of such properties are charged against the allowance for loan losses. After foreclosure, if the fair value of an asset minus its estimated cost to sell is less than the carrying value of the asset, such amount is recognized as a valuation allowance. If the fair value of an asset less its estimated cost to sell subsequently increases so that the resulting amount is more than the asset's current carrying value, the valuation allowance is reversed by the amount of the increase. Increases or decreases in the valuation allowance are charged or credited to income. Gains upon disposition of OREO are reflected in the statement of income as realized. Realized losses are charged to the valuation allowance.

BANK PREMISES AND EQUIPMENT

Bank premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets or the terms of leases, if shorter. It is general practice to charge the cost of maintenance and repairs to operations when incurred; major expenditures for improvements are capitalized and depreciated.

INCOME TAXES

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

2. CASH AND DUE FROM BANKS

The Company is required to maintain a portion of its cash and due from banks as a reserve balance under the Federal Reserve Act. Such reserve is calculated based upon deposit levels and amounted to $471,000 at December 31, 1997 and $10,768,000 at December 31, 1996.

3. SECURITIES AVAILABLE-FOR-SALE

                                               December 31,1997                                  December 31,1996
                                -----------------------------------------------   -----------------------------------------------
                                                 Gross        Gross   Estimated                    Gross        Gross   Estimated
                                Amortized   Unrealized   Unrealized      Market   Amortized   Unrealized   Unrealized      Market
                                     Cost        Gains       Losses       Value        Cost        Gains       Losses       Value
-------------------------------------------------------------------------------   -----------------------------------------------
(in thousands)
U.S. Government and Agencies      $84,582         $237          $56     $84,763     $77,283          $93         $221     $77,155
Obligations of states
   and political subdivisions         750           --           --         750       1,241           --           --       1,241
FHLB Stock                          3,419           --           --       3,419       2,364           --           --       2,364
Other                                 253            5           --         258         252            3           --         255
                                -----------------------------------------------   -----------------------------------------------
                                  $89,004         $242          $56     $89,190     $81,140          $96         $221     $81,015
                                ===============================================   ===============================================

The following tables show the maturity distribution of the Company's securities available-for-sale at December 31, 1997 and 1996:

                                                       December 31, 1997
                                  -----------------------------------------------------------
                                                   Obligations
                                          U.S.       of States                      Estimated
                                    Government   and Political                         Market
                                  and Agencies    Subdivisions    Other     Total       Value
---------------------------------------------------------------------------------------------
(in thousands)
Within one year                        $29,460            $750   $   --   $30,210     $30,253
After one but within five years         54,122              --       --    54,122      54,251
After five but within ten years          1,000              --      250     1,250       1,259
Non-maturing                                --              --    3,422     3,422       3,427
                                  -----------------------------------------------------------
                                       $84,582            $750   $3,672   $89,004     $89,190
                                  ===========================================================

                                                       December 31, 1996
                                  -----------------------------------------------------------
                                                   Obligations
                                          U.S.       of States                      Estimated
                                    Government   and Political                         Market
                                  and Agencies    Subdivisions    Other     Total       Value
---------------------------------------------------------------------------------------------
(in thousands)
Within one year                        $13,988          $1,241   $   --   $15,229     $15,254
After one but within five years         63,295              --       --    63,295      63,142
After five but within ten years             --              --      250       250         250
Non-maturing                                --              --    2,366     2,366       2,369
                                  -----------------------------------------------------------
                                       $77,283          $1,241   $2,616   $81,140     $81,015
                                  ===========================================================



There were no sales of securities available-for-sale in 1997, 1996 and 1995.

4. SECURITIES HELD-TO-MATURITY

                                                     December 31, 1997                         December 31, 1996
                               -----------------------------------------------   -----------------------------------------------
                                                Gross        Gross   Estimated                    Gross        Gross   Estimated
                               Amortized   Unrealized   Unrealized      Market   Amortized   Unrealized   Unrealized      Market
                                    Cost        Gains       Losses       Value        Cost        Gains       Losses       Value
------------------------------------------------------------------------------   -----------------------------------------------
(in thousands)
U.S. Government and Agencies    $107,117         $347         $124    $107,340    $105,582         $211         $574    $105,219
Obligations of states
  and political subdivisions          22           --           --          22          34           --           --          34
Other                              2,100           --            8       2,092       2,099           --           21       2,078
                               -----------------------------------------------   -----------------------------------------------
                                $109,239         $347         $132    $109,454    $107,715         $211         $595    $107,331
                               ===============================================   ===============================================

Included in U.S. Government and Agency securities are securities pledged to secure public deposits and repurchase agreements amounting to $40,256,000 at December 31, 1997 and $24,746,000 at December 31, 1996.

     The following tables show the maturity distribution of the Company's securities held-to-maturity at December 31, 1997 and 1996:

                                                        December 31, 1997
                                  ------------------------------------------------------------
                                                   Obligations
                                          U.S.       of States                       Estimated
                                    Government   and Political                          Market
                                  and Agencies    Subdivisions    Other      Total       Value
----------------------------------------------------------------------------------------------
(in thousands)
Within one year                       $  9,970             $11   $2,025   $ 12,006    $ 12,009
After one but within five years         79,191              11       50     79,252      79,439
After five but within ten years         16,956              --       25     16,981      17,007
More than ten years                      1,000              --       --      1,000         999
                                  ------------------------------------------------------------
                                      $107,117             $22   $2,100   $109,239    $109,454
                                  ============================================================

                                                        December 31, 1996
                                  ------------------------------------------------------------
                                                   Obligations
                                          U.S.       of States                       Estimated
                                    Government   and Political                          Market
                                  and Agencies    Subdivisions    Other      Total       Value
----------------------------------------------------------------------------------------------
(in thousands)
Within one year                       $  2,511             $11   $    2   $  2,524    $  2,516
After one but within five years         83,636              23    2,072     85,731      85,562
After five but within ten years         18,935              --       25     18,960      18,759
More than ten years                        500              --       --        500         494
                                  ------------------------------------------------------------
                                      $105,582             $34   $2,099   $107,715    $107,331
                                  ============================================================


     There were no sales of securities held-to-maturity in 1997, 1996 or 1995.

5. LOANS

The Company's lending activities are conducted principally in Massachusetts. The Company grants single and multi-family residential loans, commercial and commercial real estate loans, and a variety of consumer loans. To a lesser extent, the Company grants loans for the construction of residential homes, multi-family properties, commercial real estate properties, and land development. Most loans granted by the Company are secured by real estate collateral. The ability and willingness of commercial real estate, commercial, construction, residential and consumer loan borrowers to honor their repayment commitments is generally dependent on the health of the real estate market in the borrowers' geographic areas and the general economy.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


   The composition of the loan portfolio at December 31, 1997 and 1996 is as follows:

                                                            1997            1996
--------------------------------------------------------------------------------
(in thousands)
Construction and land development                       $  7,549        $  3,576
Commercial and industrial                                 50,560          41,006
Industrial revenue bonds                                   2,693           3,030
Commercial real estate                                   140,270         133,757
Residential real estate                                   76,160          76,081
Residential real estate held for sale                        225             557
Consumer                                                  19,254          12,749
Home equity                                               19,031          17,330
Overdrafts                                                   648             194
                                                        ------------------------
                                                        $316,390        $288,280
                                                        ========================

     At December 31, 1997 and 1996, loans were carried net of discounts of $2,875,000 and $3,360,000 respectively. Included in these amounts at December 31, 1997 and 1996, residential real estate loans were carried net of discounts of $2,847,000 and $3,319,000 respectively, associated with the acquisition of Wollaston.

     The composition of non-accrual loans, impaired loans and troubled debt restructuring agreements is as follows:

                                                                1997        1996
--------------------------------------------------------------------------------
(in thousands)
Loans on non-accrual                                          $1,705      $2,140
  Impaired loans on non-accrual included above                 1,235       1,676

Troubled debt restructuring agreements                        $3,306      $2,543
  Impaired troubled debt restructuring
   agreements included above                                   2,280       1,377

Total recorded investment in impaired loans                   $3,515      $3,055
Average recorded value of impaired loans                      $3,157      $2,935

Loans 90 days past due and still accruing                     $    7      $  192

Interest income on non-accrual loans according to
  their original terms                                        $  202      $  270
Interest income on non-accrual loans
  actually recorded                                           $   84      $   98
Interest income recognized on impaired loans                  $  216      $  149

     The composition of impaired loans at December 31, is as follows:

                                                            1997            1996
--------------------------------------------------------------------------------
(in thousands)
Residential real estate:

  1 to 4 family                                           $  250          $  299
  Multi-family                                               771           1,201
Construction and land development                             --              --
Commercial real estate                                     2,323           1,248
Commercial and industrial                                    171             307
                                                          ----------------------
   Total                                                  $3,515          $3,055
Specific valuation allowance                                  --              --
                                                          ----------------------
   Total impaired loans                                   $3,515          $3,055
                                                          ======================

     There were no impaired loans with specific reserves at December 31, 1997 and 1996 and in the opinion of management, none of the above listed impaired loans required a specific reserve. All of the impaired loans listed above have been measured using the fair value of the collateral method.

     The Company was servicing mortgage loans sold to others without recourse of approximately $18,053,000 at December 31, 1997 and $20,359,000 at December 31, 1996. Additionally, the Company was servicing mortgage loans sold to others with limited recourse. The outstanding balance of these loans with limited recourse was approximately $753,000 at December 31, 1997 and $1,092,000 at December 31, 1996.

     Directors and officers of the Company and their associates are customers of, and have other transactions with, the Company in the normal course of business. All loans and commitments included in such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and do not involve more than normal risk of collection or present other unfavorable features.

     The following table shows the aggregate amount of loans to directors and officers of the Company and their associates during 1997.

                         Balance at                  Repayments          Balance at
                  December 31, 1996   Additions   and Deletions   December 31, 1997
-----------------------------------------------------------------------------------
(in thousands)

                             $  928      $1,055          $  556              $1,427
                  -----------------------------------------------------------------


6. ALLOWANCE FOR LOAN LOSSES

                                                 1997             1996            1995
--------------------------------------------------------------------------------------
(in thousands)
Balance at beginning of year                   $4,179          $ 4,193         $ 4,239
Provision charged to operating expense            660            1,020           1,560
Loans charged-off                                (689)          (1,303)         (1,828)
Loan recoveries                                   296              269             222
                                               ---------------------------------------
Balance at end of year                         $4,446          $ 4,179         $ 4,193
                                               =======================================

7. BANK PREMISES AND EQUIPMENT

December 31,                                                1997           1996
--------------------------------------------------------------------------------
(in thousands)
Land                                                    $  1,839       $  1,839
Bank premises                                              6,533          6,254
Furniture and equipment                                    9,468          8,261
Leasehold improvements                                     1,888          1,888
                                                        -----------------------
                                                          19,728         18,242
Accumulated depreciation and amortization                (11,010)        (9,977)
                                                        -----------------------
                                                        $  8,718       $  8,265
                                                        =======================

The Company and its subsidiaries are obligated under a number of noncancelable operating leases for premises and equipment expiring in various years through the year 2026. Total lease expense approximated $85,000, $144,000 and $168,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

     Future minimum rental commitments for noncancelable operating leases with initial or remaining terms of one year or more at December 31, 1997 were as follows:

                                                      Year              Amount
------------------------------------------------------------------------------
(in thousands)
                                                      1998             $    80
                                                      1999                  64
                                                      2000                  64
                                                      2001                  28
                                                      2002                  21
                                                Thereafter                 554
                                                ------------------------------
                                                                       $   811
                                                ==============================


8. ALLOWANCE FOR LOSSES ON OTHER REAL ESTATE OWNED

                                           1997             1996            1995
--------------------------------------------------------------------------------
(in thousands)
Balance at beginning of year             $   19           $   60          $  238
Valuation writedowns                        (19)             (41)           (248)
Provision charged to expense                 --               --              70
                                         ---------------------------------------
Balance at end of year                   $   --           $   19          $   60
                                         =======================================

9. DEPOSITS

      Time deposits as of December 31 are as follows:

                                                        1997             1996
-----------------------------------------------------------------------------
(in thousands)
Three months or less                                $101,719         $ 60,569
Three through twelve months                           55,263           57,369
Over twelve months                                    14,297           46,929
                                                    -------------------------
                                                    $171,279         $164,867
                                                    =========================

Time deposits in denominations of $100,000 or more totaled $63,214,000 and $45,646,000 at December 31, 1997 and 1996, respectively. Interest expense associated with deposits in denominations of $100,000 or more was $2,251,000, $2,124,000 and $1,749,000 for the years ended 1997, 1996 and 1995, respectively.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


10. SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

                                                   1997        1996        1995
--------------------------------------------------------------------------------
(dollars in thousands)
Average rate at December 31,                       4.49%       4.34%       4.25%
Average balance outstanding during the year     $24,994     $16,654     $14,390
Average rate during the year                       4.30%       4.28%       4.39%
Maximum amount outstanding at any month-end     $39,060     $17,790     $21,580
Amount outstanding at December 31,              $32,850     $17,790     $21,580

Amounts outstanding at December 31, 1997, 1996 and 1995 carried maturity dates of the next business day. U.S. Government and Agency securities with a total book value of $32,776,000, $17,762,000 and $21,497,000 were pledged as collateral and held by custodians to secure the agreements at December 31, 1997, 1996 and 1995, respectively. The approximate market value of the collateral at those dates was $32,814,000, $17,605,000 and $21,715,000, respectively.

11. OTHER BORROWED FUNDS

December 31,                                          1997                1996
------------------------------------------------------------------------------
(in thousands)
Treasury tax and loan note                         $   834             $   726
Federal Home Loan Bank - IDEAL Advance                  -               10,000
Federal Home Loan Bank - Advance                    11,454               1,489
Other                                                1,186                 138
                                                   ---------------------------
                                                   $13,474             $12,353
                                                   ===========================

The Bank serves as a Treasury Tax and Loan depository under a note option with the Federal Reserve Bank of Boston. This open-ended interest bearing borrowing carries an interest rate equal to the daily Federal funds rate less 0.25%. The Bank borrowed $10,000,000 from the Federal Home Loan Bank on December 31, 1997 as an overnight advance. The interest rate on this advance was 7.05%. The Bank also borrowed $1,500,000 during 1996 from Federal Home Loan Bank. The borrowing bears interest at a fixed rate of 7.20%, has a remaining principal balance of $1,454,000 and matures on July 24, 2006.

12. STOCKHOLDERS' EQUITY

DIVIDENDS

Holders of the Class A common stock may not vote in the election of directors, but may vote as a class to approve certain extraordinary corporate transactions. Class A common stockholders are entitled to receive dividends per share equal to at least 200% per share of that paid, if any, on each share of Class B common stock. Class A common stock is publicly traded. Class B common stock is not publicly traded, however, it can be converted on a share for share basis to Class A common stock at any time. Dividend payments by the Company are dependent in part on the dividends it receives from its bank subsidiary, which are subject to certain regulatory restrictions.

EARNINGS PER SHARE

In February 1997, the FASB issued SFAS No. 128, "Earnings per Share," which is effective for financial statements for both interim and annual periods ending December 31, 1997. Primary EPS has been replaced with basic EPS and fully diluted EPS has been replaced with diluted EPS. Diluted EPS includes the dilutive effect of common stock equivalents; basic EPS excludes all common stock equivalents. Diluted EPS is very similar to fully diluted EPS. The statement also requires a reconciliation of basic EPS to diluted EPS. The only common stock equivalents for the Company are the stock options discussed below. The dilutive effect of these stock options for 1997, 1996 and 1995 was an increase of 58,775, 82,712 and 108,396 shares, respectively.

STOCK OPTION PLAN

On March 10, 1987, the common stockholders of the Company approved a stock option plan (the "Option Plan") that provides for granting of options for not more than 150,000 shares of Class A common stock. Under the Option Plan, all officers and other key employees of the Company are eligible to receive non-qualified and incentive stock options to purchase shares of Class A common stock. The Option Plan is administered by the Compensation Committee whose members are ineligible to participate in the Option Plan. Based on management's recommendations, the Committee submits its recommendations to the Board of Directors as to persons to whom options are to be granted, the number of shares to be granted to each, the option price (which may not be less than 85% of the fair market value for non-qualified stock options, or the fair market value for incentive stock options, of the shares on the date of grant) and the time period over which the options are exercisable (no more than ten years from the date of grant). Options exercisable at December 31, 1997 totaled 78,533 with a weighted average option price of $3.75.

     Information with regard to the stock option plan is as follows:

                                           Number of            Weighted Average
                                       Option Shares      Option Price Per Share
--------------------------------------------------------------------------------
Outstanding at December 31, 1994             146,500                       $3.80
Granted                                           --                          --
Exercised                                     (1,667)                       3.75
Cancelled                                         --                          --
--------------------------------------------------------------------------------
Outstanding at December 31, 1995             144,833                        3.80
Granted                                           --                          --
Exercised                                    (34,350)                       3.89
Cancelled                                         --                          --
--------------------------------------------------------------------------------
Outstanding at December 31, 1996             110,483                        3.78
Granted                                           --                          --
Exercised                                    (31,950)                       3.84
Cancelled                                         --                          --
--------------------------------------------------------------------------------
Outstanding at December 31, 1997              78,533                       $3.75
================================================================================

A summary of options by maturity is as follows:

Expiring During the                    Number of                Weighted average
Year Ended December 31,                   Shares          Option Price Per Share
--------------------------------------------------------------------------------
1998                                          --                              --
1999                                          --                              --
2000                                          --                              --
2001                                      78,533                         $  3.75
2002                                          --                              --
--------------------------------------------------------------------------------
                                          78,533                         $  3.75
================================================================================

The Company measures compensation cost for stock-based compensation plans using the intrinsic value based method prescribed by Accounting Principles Board Opinion No. 25. The Company granted no stock options during 1997, 1996 or 1995 and, therefore, no disclosures of proforma net income and earnings per share as if the fair value method had been applied are required. The new disclosures will be provided when additional stock options are granted.

CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Bank is subject to various regulatory requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory- and possibly additional discretionary-actions by regulators that, if undertaken, could have a direct material affect on the Company's financial statements. Under capital adequacy guidelines and regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk weighted assets (as defined), and Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1997 that the Bank meets all capital adequacy requirements to which it is subject.

     As of December 31, 1997, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes would cause a change in the Bank's categorization.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The Bank's actual capital amounts and ratios are presented in the following table.

                                                                                                             To Be Well Capitalized
                                                                                                             Under Prompt Corrective
                                                         Actual              For Capital Adequacy Purposes      Action Provisions
-----------------------------------------------------------------------------------------------------------------------------------
                                                  Amount           Ratio           Amount        Ratio         Amount         Ratio
-----------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)
As of December 31, 1997:
  Total capital (to risk-weighted assets)        $49,735          14.64%          $27,179         8.0%        $33,974         10.0%
  Tier I capital (to risk-weighted assets)        45,474          13.38%           13,590         4.0%         20,384          6.0%
  Tier I capital (to average assets)              45,474           7.85%           22,670         4.0%         28,338          5.0%
As of December 31, 1996:
  Total capital (to risk-weighted assets)        $44,004          14.74%          $23,882         8.0%        $29,852         10.0%
  Tier I capital (to risk-weighted assets)        40,267          13.49%           11,941         4.0%         17,911          6.0%
  Tier I capital (to average assets)              40,267           7.46%           21,577         4.0%         26,971          5.0%

     In February 1997, the FASB issued SFAS No. 129, "Disclosure of Information about Capital Structure," which is effective for 1997 financial statements. The Company's disclosures currently comply with the provisions of this statement.

13. INCOME TAXES

The current and deferred components of income tax expense for the years ended December 31 are as follows:

                                          1997             1996            1995
--------------------------------------------------------------------------------
(in thousands)
Current expense:
  Federal                               $3,824        $   2,959          $1,302
  State                                  1,091            1,062             446
                                        ---------------------------------------
   Total current expense                 4,915            4,021           1,748
                                        =======================================
Deferred expense:
  Federal                                 (541)            (238)            716
  State                                   (169)             (78)            337
  Change in valuation reserve               --             (300)         (1,135)
                                        ---------------------------------------
   Total deferred expense                 (710)            (616)            (82)
                                        ---------------------------------------
Provision for income taxes              $4,205        $   3,405          $1,666
                                        =======================================

Income tax accounts included in other assets and other liabilities at December 31 are as follows:

                                                       1997                 1996
--------------------------------------------------------------------------------
(in thousands)
Currently payable                                    $ (419)             $  (287)
Deferred income tax asset, net                        2,235                1,655
                                                     ---------------------------
                                                     $1,816              $ 1,368
                                                     ===========================

Income tax expense for the years presented is different from the amounts computed by applying the statutory Federal income tax rate of 34% to income before Federal income taxes. The following tabulation reconciles Federal income tax expense based on statutory rates to the actual income tax expense for the years ended December 31:

                                            1997            1996            1995
--------------------------------------------------------------------------------
(in thousands)
Federal income tax expense
  at statutory rates                     $ 3,750         $ 3,005         $ 2,121
State income taxes, net of Federal
  income tax benefit                         608             649             517
Effect of tax-exempt interest               (102)           (105)           (132)
Change in valuation reserve                   --            (300)         (1,135)
Other                                        (51)            156             295
                                         ---------------------------------------
                                         $ 4,205         $ 3,405         $ 1,666
                                         =======================================
Effective Tax Rate                          38.1%           38.5%           26.7%

Management believes that it is more likely than not that the net deferred income tax asset of $2,235,000 at December 31, 1997 will be realized. The federal tax portion of $1,622,000 of the deferred tax asset is supported by the availability of federal income taxes paid in prior carryback years.

     The valuation reserve was reduced by $300,000 in 1996 in recognition of the operating results achieved and the increase in recoverable federal income taxes paid in prior years.

     The following table sets forth the Company's gross deferred income tax assets and gross deferred income tax liabilities at December 31:

                                                            1997           1996
--------------------------------------------------------------------------------
(in thousands)
Deferred income tax assets:
  Allowance for loan losses                              $ 1,055        $   722
  Other real estate owned writedowns                          --              8
  Deferred compensation                                    1,625          1,340
  Unrealized loss on securities available-for-sale            --             52
  Acquisition premium                                         95             50
  Other                                                       12             79
                                                         ----------------------
   Gross deferred income tax asset                         2,787          2,251
Deferred income tax liabilities:
  Unrealized gain on securities available-for-sale           (77)            --
  Purchase accounting                                       (297)          (388)
  Depreciation                                              (157)          (183)
  Other                                                      (21)           (25)
                                                         ----------------------
   Deferred income tax asset, net                        $ 2,235        $ 1,655
                                                         ======================

14. EMPLOYEE BENEFITS

The Company's noncontributory defined benefit pension plan covers substantially all full-time employees. Benefits are based on employee's years of service and highest five year compensation. The plan is funded on a current basis, in compliance with the requirements of the Employee Retirement Income Security Act.

                                                      1997                1996
------------------------------------------------------------------------------
(dollars in thousands)
Projected benefit obligation                        $6,319             $ 4,859
Plan assets at fair value                            4,171               3,341
                                                    --------------------------
Projected benefit obligation in
   excess of plan assets                            $2,148             $ 1,518
                                                    ==========================

     The assumptions used in determining the projected benefits obligation were as follows:

Discount rate                                         7.00%               7.00%
Rate of increase in compensation levels               5.00%               5.00%

Certain changes in the items shown are not recognized as they occur, but are amortized over subsequent periods. Unrecognized amounts to be amortized and the amounts included in the Consolidated Balance Sheets are as follows:

December 31,                                          1997                1996
------------------------------------------------------------------------------
(in thousands)
Unrecognized net loss                               $  987             $   200
Unrecognized past service costs                        722                 821
Transition obligation                                    3                   4
Accrued pension expense                                436                 493
                                                    --------------------------
Projected benefit obligation in
   excess of plan assets                            $2,148             $ 1,518
                                                    ==========================

     The assumptions used and the components of net pension expense for the years ended December 31, 1997, 1996 and 1995 include the following:

Years Ended December 31,                                1997       1996       1995
----------------------------------------------------------------------------------
(dollars in thousands)
Assumptions used
   Discount rate                                        7.00%      7.00%      8.00%
   Rate of increase in compensation levels              5.00%      5.00%      5.00%
   Expected long term rate of return on plan assets     8.00%      8.00%      8.00%

Net pension cost:
   Service cost; benefits earned during this period    $ 357      $ 318      $ 256
   Interest cost on projected benefit obligation         340        308        260
   Actual return on plan assets                         (354)      (208)      (181)
   Net amortization and deferral                         174        120        117
                                                       ---------------------------
Net periodic pension expense                           $ 517      $ 538      $ 452
                                                       ===========================

     In 1996, the Company began offering a 401(k) defined contribution plan for all employees reaching minimum age and service requirements. The plan is voluntary with no matching contributions. Administrative costs associated with the plan are absorbed by the Company.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     The Company has a Supplemental Insurance/Retirement Plan which is limited to certain officers and employees of the Company. The plan is voluntary and participants are required to contribute to its cost. Under the plan, each participant will receive a retirement benefit based on compensation and length of service. Individual life insurance policies are purchased covering the life of each participant. The Company is the owner of these policies and each participating employee has received an assignment of a portion of each policy's proceeds. The amount of pension liability recorded on the books of the Company related to the supplemental retirement plan was $3.9 million and $3.2 million on December 31, 1997 and 1996, respectively. The net cost to the Company for this plan for the years ended December 31, 1997, 1996 and 1995 was $558,000, $306,000 and $247,000, respectively.

     The Company does not offer any post retirement benefits other than pensions.

15. COMMITMENTS AND CONTINGENCIES

A number of legal claims against the Bank arising in the normal course of business were outstanding at December 31, 1997. Management, after reviewing these claims with legal counsel, is of the opinion that their resolution will not have a material adverse affect on the Company's consolidated financial position.

16. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments primarily include commitments to originate and sell loans, standby letters of credit, unused lines of credit and unadvanced portions of construction loans. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in these particular classes of financial instruments.

     The Company's exposure to credit loss in the event of non-performance by the other party to the financial instrument for loan commitments and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

     Financial instruments with off-balance sheet risk at December 31 are as follows:

Contract or Notional Amount                           1997                1996
------------------------------------------------------------------------------
(in thousands)
Financial instruments whose contract amount
  represents credit risk:
   Commitments to originate 1-4 family mortgages   $   163             $   106
   Standby letters of credit                         1,561                 945
   Unused lines of credit                           85,204              66,696
   Unadvanced portions of construction loans           321               2,190
Financial instruments whose contract amount
  exceeds the amount of credit risk:
   Commitments to sell 1-4 family mortgages            388                 663

Commitments to originate loans, unadvanced portions of construction loans and unused lines of credit are generally agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower.

     Standby letters of credit are conditional commitments issued by the Company to guarantee the performance by a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

     In addition to general commitments, the Company originates 1-4 family mortgages for sale in the secondary markets. These loans are sold with and without recourse and no loan is originated without its sale having been pre-arranged. The Company was servicing mortgage loans sold to others with a maximum recourse provision of 10% of the outstanding balance of approximately $753,000 at December 31, 1997 and $1,092,000 at December 31, 1996.

17. OTHER OPERATING EXPENSES

Year Ended December 31,                          1997             1996            1995
---------------------------------------------------------------------------------------
(in thousands)
Marketing                                      $1,024          $   835          $  650
Supplies                                          441              471             522
Telephone                                         227              218             198
Postage and delivery                              465              512             514
Legal and audit                                   330              316             486
Insurance                                         187              184             192
FDIC assessment                                    57                2             473
Core deposit intangible amortization              200              200              25
Other                                           1,115              958           1,059
                                             ------------------------------------------
                                               $4,046          $ 3,696          $4,119
                                             ==========================================

18. FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating fair values of its financial instruments. Excluded from this disclosure are certain financial instruments for which it is not practical to estimate their value and all nonfinancial instruments. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

     Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and cash equivalents approximate the fair values of these assets because of the short-term nature of these financial instruments.

     Securities held-to-maturity and securities available-for-sale: The fair value of these securities, excluding certain state and municipal securities whose fair value is estimated at book value because they are not readily marketable, is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers.

     Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair value of other loans is estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Incremental credit risk for non-performing loans has been considered.

     Accrued interest receivable and payable: The carrying amounts for accrued interest receivable and payable approximate fair values because of the short-term nature of these financial instruments.

     Deposits: The fair value of deposits with no stated maturity, such as noninterest bearing demand deposits, savings, N.O.W. and money market accounts, is equal to the amount payable on demand as of the balance sheet date. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate used is estimated based on the rates currently offered for deposits of similar remaining maturities.

     Repurchase agreements and other borrowed funds: The carrying amounts reported in the balance sheet for repurchase agreements and other borrowed funds approximate the fair values of those liabilities because of the short-term nature of these financial instruments.

     Off-balance-sheet instruments: The fair values of the Company's unused lines of credit, commitments to originate and sell loans and standby letters of credit are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The fair value of the Company's commitments to sell mortgage loans approximates the estimated cost to terminate or otherwise settle the obligations with the counterparties. Therefore, at December 31, 1997 and 1996, there was no fair value adjustment.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The carrying amounts and fair values of the Company's financial instruments at December 31 are as follows:

                                                              1997                                     1996
----------------------------------------------------------------------------------------------------------------------------
                                                  Carrying                                  Carrying
                                                  Amounts            Fair Value              Amounts           Fair Value
----------------------------------------------------------------------------------------------------------------------------
(in thousands)
Financial assets:

  Cash and cash equivalents                    $    97,892         $    97,892            $     67,681        $   67,681
  Securities available-for-sale                     89,190              89,190                  81,015            81,015

  Investment securities held-to-maturity           109,239             109,454                 107,715           107,331
  Net loans                                        311,944             315,653                 284,101           286,494
  Accrued interest receivable                        4,334               4,334                   4,283             4,283

Financial liabilities:

  Deposits                                         515,449             515,904                 476,135           476,787
  Repurchase agreements
   and other borrowed funds                         46,324              46,324                  30,143            30,143
  Accrued interest payable                           3,123               3,123                   2,000             2,000

LIMITATIONS

Fair value estimates are made at a specific point in time, based on relevant market information and information about the type of financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Bank's entire holdings of a particular financial instrument. Because no market exists for some of the Bank's financial instruments, fair value estimates are based on judgements regarding future expected loss experience, cash flows, current economic conditions, risk characteristics and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions and changes in the loan, debt and interest rate markets could significantly affect the estimates. Further, the income tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on the fair value estimates and have not been considered.

19. QUARTERLY RESULT OF OPERATIONS

1997 Quarters                                Fourth         Third          Second         First
--------------------------------------------------------------------------------------------------
(in thousands, except per share data)

Interest income                            $   10,593     $   10,395     $   10,332     $    9,896
Interest expense                                4,094          3,991          3,992          3,845
                                          ---------------------------------------------------------
  Net interest income                           6,499          6,404          6,340          6,051
Provision for loan losses                         135            135            135            255
                                          ---------------------------------------------------------
  Net-interest income after provisions

   for loan losses                              6,364          6,269          6,205          5,796
Other operating income                          1,347          1,248          1,255          1,144
Operating expenses                              4,613          4,693          4,663          4,630
                                          ---------------------------------------------------------
  Income before income taxes                    3,098          2,824          2,797          2,310
Provision for income taxes                      1,045          1,093          1,133            934
  Net income                               $    2,053     $    1,731     $    1,664     $    1,376
                                          =========================================================
Share Data
  Average shares outstanding, basic         5,779,946      5,777,767      5,769,282      5,761,278
  Average shares outstanding, diluted       5,842,167      5,846,473      5,834,441      5,835,391
Earnings per share, basic                  $     0.36     $     0.30     $     0.29     $     0.24
Earnings per share, diluted                $     0.35     $     0.30     $     0.29     $     0.24
                                          =========================================================

1996 Quarters                                Fourth         Third          Second         First
--------------------------------------------------------------------------------------------------
(in thousands, except per share data)
Interest income                            $    9,789     $    9,887     $    9,706     $    9,395
Interest expense                                3,809          4,052          4,041          3,903
                                          ---------------------------------------------------------
  Net interest income                           5,980          5,835          5,665          5,492
Provision for loan losses                         255            255            255            255
                                          ---------------------------------------------------------
  Net-interest income after provisions

   for loan losses                              5,725          5,580          5,410          5,237
Other operating income                          1,143          1,060          1,270          1,288
Operating expenses                              4,417          4,337          4,502          4,618
                                          ---------------------------------------------------------
  Income before income taxes                    2,451          2,303          2,178          1,907
Provision for income taxes                        903            899            880            723
                                          ---------------------------------------------------------
  Net income                               $    1,548     $    1,404     $    1,298     $    1,184
                                          =========================================================
Share Data
  Average shares outstanding, basic         5,743,657      5,738,706      5,736,220      5,726,227
  Average shares outstanding, diluted       5,831,192      5,836,271      5,828,748      5,818,968
Earnings per share, basic                  $     0.27     $     0.24     $     0.23     $     0.21
Earnings per share, diluted                $     0.27     $     0.24     $     0.22     $     0.20
                                          =========================================================

                                       41

20. PARENT COMPANY FINANCIAL STATEMENTS


The balance sheets of Century Bancorp, Inc. ("Parent Company") as of December 31, 1997 and 1996 and the statements of income and cash flows for each of the years in the three-year period ended December 31, 1997 are presented below. The statements of changes in stockholders' equity are identical to the consolidated statements of changes in stockholders' equity and are therefore not presented here.

BALANCE SHEETS

December 31,                                                          1997                1996
------------------------------------------------------------------------------------------------
(in thousands)
Assets:

     Cash                                                           $  7,602             $ 6,409
     Investment in subsidiary, at equity                              46,550              41,363
     Other assets                                                         83                  87
                                                               ---------------------------------
        Total assets                                                  54,235             $47,859
                                                               =================================

Liabilities and Stockholders' Equity:

     Liabilities                                                    $    378             $   370
     Stockholders' equity                                             53,857              47,489
                                                               ---------------------------------
        Total liabilities and stockholders' equity                  $ 54,235             $47,859
                                                               =================================

STATEMENTS OF INCOME

Year Ended December 31,                                 1997             1996            1995
-----------------------------------------------------------------------------------------------
(in thousands)

Income:

   Dividends from subsidiary                         $ 1,702          $ 1,544         $   939
   Interest income from deposits in bank                 289              253             216
   Other income                                           12               12              12
                                                     ------------------------------------------
    Total income                                       2,003            1,809           1,167
Operating expenses                                        73               69              79
                                                     ------------------------------------------
   Income before income taxes and equity in
    undistributed income of subsidiary                 1,930            1,740           1,088
Income tax expense                                       112               89              66
                                                     ------------------------------------------
   Income before equity in undistributed
    income of subsidiary                               1,818            1,651           1,022
Equity in undistributed income of subsidiary           5,005            3,783           3,552
                                                     ------------------------------------------
   Net income                                        $ 6,823          $ 5,434         $ 4,574
                                                     ==========================================

STATEMENTS OF CASH FLOWS

Year Ended December 31,                                 1997             1996            1995
----------------------------------------------------------------------------------------------
(in thousands)
Cash flows from operating activities:

   Net income                                        $ 6,823          $ 5,434         $ 4,574
   Adjustments to reconcile net income to
    net cash provided by operating activities:

      Undistributed income of subsidiary              (5,005)          (3,783)         (3,552)
      Depreciation and amortization                        6                6               6
      Increase in other assets                            (2)              (1)             (3)
      Increase (decrease) in liabilities                   8              129            (298)
                                                     -----------------------------------------
       Net cash provided by operating activities       1,830            1,785             727
                                                     -----------------------------------------
Cash flows from investing activities:

   None                                                 --               --              --
Cash flows from financing activities:
   Stock options exercised                               123              133               6
   Cash dividends paid                                  (760)            (595)           (438)
                                                     -----------------------------------------
       Net cash used by financing activities            (637)            (462)           (432)
                                                     -----------------------------------------
Net increase in cash                                   1,193            1,323             295
Cash at beginning of year                              6,409            5,086           4,791
                                                     -----------------------------------------
Cash at end of year                                  $ 7,602          $ 6,409         $ 5,086
                                                     =========================================
Supplemental disclosures of cash flow
information: Cash paid during the year
for:

   Income taxes                                       $  111          $    93         $    70

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. SUBSEQUENT EVENT - ACQUISITION

In December 1997, Century Bancorp, Inc. announced an agreement to acquire Haymarket Cooperative Bank ("Haymarket") and merge Haymarket into Century Bank and Trust Company. This acquisition is expected to be completed on or before April 1, 1998. Haymarket is headquartered in Boston, Massachusetts and operates two banking offices located in Boston. Haymarket is engaged principally in the business of attracting deposits from the general public and investing those deposits in residential real estate, consumer and small business loans.

     Total assets of Haymarket were approximately $142 million at December 31, 1997. Under the terms of the agreement, Century Bank and Trust Company will pay approximately $20 million in cash for Haymarket and the acquisition is subject to federal and state regulatory approval. The transaction will be accounted for using the purchase method of accounting.

The following pro-forma condensed balance sheet was prepared as if this acquisition had taken place at December 31, 1997.

PRO-FORMA CONDENSED BALANCE SHEETS
DECEMBER 31,1997

(unaudited)                                     Century                         Pro-Forma        Pro-Forma
                                             Bancorp, Inc.    Haymarket        Adjustments        Combined
-----------------------------------------------------------------------------------------------------------
(in thousands)
Assets:

  Cash and cash equivalents                     $  97,892     $   5,015        $ (20,395)(a)     $  82,512
  Securities                                      198,429        54,278 (b)                        252,707
  Loans, net                                      311,944        79,358 (c)                        391,302
  Bank premises and equipment                       8,718           725                              9,443
  Other assets                                     14,142         2,561            3,397 (a)        20,100
                                             --------------------------------------------------------------
   Total assets                                 $ 631,125     $ 141,937        $ (16,998)        $ 756,064
                                             ==============================================================

Liabilities:

  Deposits                                      $ 515,449     $ 119,984 (c)                      $ 635,433
  Borrowed funds                                   46,324         3,000 (c)                         49,324
  Other liabilities                                15,495         1,955                             17,450
                                             --------------------------------------------------------------
   Total liabilities                              577,268       124,939                            702,207

Stockholders' equity                               53,857        16,998          (16,998)(a)        53,857
                                             --------------------------------------------------------------
   Total liabilities & stockholders' equity     $ 631,125     $ 141,937        $ (16,998)        $ 756,064
                                             ==============================================================

     (a) Purchase of Haymarket funded by sale of federal funds.

     (b) All of Haymarket's securities are classified as available-for-sale and carried at fair value.

     (c) Haymarket's loans, deposits and borrowed funds are generally short term in nature and approximate fair value.

     The following pro-forma condensed results of Century Bancorp, Inc. were prepared as if this acquisition had taken place on January 1, 1997. The pro-forma results are not necessarily indicative of the actual results of operations had the Company's acquisition of Haymarket actually occurred on January 1, 1997.

PRO-FORMA CONDENSED STATEMENTS OF INCOME
YEAR ENDED DECEMBER 31,1997
(unaudited)                                               Century                                 Pro-Forma       Pro-Forma
                                                        Bancorp, Inc.           Haymarket        Adjustments      Combined
----------------------------------------------------------------------------------------------------------------------------
(in thousands)
Interest income                                           $ 41,216              $ 12,842         $ (1,122)(a)     $ 52,936
Interest expense                                            15,922                 6,859                            22,781
                                                       ---------------------------------------------------------------------
  Net interest income                                       25,294                 5,983           (1,122)          30,155
Provision for loan losses                                      660                  (841)                             (181)
                                                       ---------------------------------------------------------------------
  Net interest income after provision for loan losses       24,634                 6,824           (1,122)          30,336

Operating income                                             4,994                   200                             5,194
Operating expenses                                          18,600                 3,995              340 (b)       22,935
                                                       ---------------------------------------------------------------------
  Income before income taxes                                11,028                 3,029           (1,462)          12,595
Provision for income taxes                                   4,205                   890             (464)(c)        4,631
                                                       ---------------------------------------------------------------------

  Net income                                              $  6,823              $  2,139         $   (998)        $  7,964
                                                       =====================================================================
Net income per share, basic                               $   1.18                  --               --           $   1.38
Net income per share, diluted                             $   1.17                  --               --           $   1.37

   (a) Foregone interest on federal funds sold to finance purchase of Haymarket.

   (b) Amortization of goodwill assuming ten year amortization period.

   (c) Tax effect of the interest income adjustments.

INDEPENDENT AUDITORS' REPORT


KPMG PEAT MARWICK LLP
Certified Public Accountants
99 High Street
Boston, Massachusetts 02110

THE BOARD OF DIRECTORS CENTURY BANCORP, INC.:

We have audited the accompanying consolidated balance sheets of Century Bancorp, Inc. and subsidiary (the Company) as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Century Bancorp, Inc. and subsidiary as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.

                                             /s/ KPMG Peat Marwick LLP


January 12, 1998

                                    PART III


ITEM 10.  DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The directors of the Company and their ages as of December 31, 1997 are as follows:

      NAME                                      AGE                           POSITION
George R. Baldwin                               54         Director, Century Bancorp, Inc., and Century Bank and Trust Co.,

Roger S. Berkowitz                              45         Director, Century Bancorp, Inc., and Century Bank and Trust Co.

Karl E. Case, Ph. D.                            51         Director, Century Bancorp, Inc., and Century Bank and Trust Co.

Henry L. Foster, D.V.M.                         72         Director, Century Bancorp, Inc., and Century Bank and Trust Co.

Marshall I. Goldman, Ph. D.                     67         Director, Century Bancorp, Inc., and Century Bank and Trust Co.

Russell B. Higley, Esquire                      58         Director, Century Bancorp, Inc., and Century Bank and Trust Co.

Jonathan B. Kay                                 38         Director, Century Bancorp, Inc., and Century Bank and Trust Co.

Fraser Lemley                                   57         Director, Century Bancorp, Inc., and Century Bank and Trust Co.

Joseph P. Mercurio                              49         Director, Century Bancorp, Inc., and Century Bank and Trust Co.

Joseph J. Senna, Esquire                        58         Director, Century Bancorp, Inc., and Century Bank and Trust Co.

Barry R. Sloane                                 42         Director, Century Bancorp, Inc., and Century Bank and Trust Co.

Jonathan G. Sloane                              39         Director and Senior Vice President, Century Bancorp, Inc.; President
                                                           and COO, Century Bank and Trust Company

Marshall M. Sloane                              71         Chairman, President and CEO, Century Bancorp, Inc., Chairman and
                                                           CEO, Century Bank and Trust Company

Stephanie Sonnabend                             44         Director, Century Bancorp, Inc., and Century Bank and Trust Co.

George F. Swansburg                             55         Director and Executive Vice President, Century Bancorp, Inc.;
                                                           Director, Vice Chairman, Century Bank and Trust Company

Jon Westling                                    55         Director, Century Bancorp, Inc., and Century Bank and Trust Co.

Mr. Baldwin became a director of the Company in 1996. He has been a Director of Century Bank and Trust Company since January 1995. Mr. Baldwin is President and CEO of Arthur J. Gallagher & Co. of Massachusetts. Inc.

Mr. Berkowitz became a director of the Company in 1996. He was elected a director of Century Bank/Suffolk in 1986 and has been a director of Century Bank and Trust Company since the banks merged in 1992. Mr. Berkowitz is President of Legal SeaFoods, Inc.

Dr. Case became a director of the Company in 1996. Dr. Case has been a director of Century Bank and Trust Company since March 1995. He is the Marion Butler McLean Professor of Economics at Wellesley College and a Visiting Scholar at the Federal Reserve Bank of Boston.

Dr. Foster has been a director of the Company since its organization in 1972. He was a founding director of Century Bank and Trust Company in 1969. For over 40 years he has been Chairman of the Board of Charles River Laboratories, Inc.

Dr. Goldman has been a director of the Company since its organization in 1972. He was also a founding director of Century Bank and Trust Company in 1969. He has been a Professor of Economics at Wellesley College since 1968 and Associate Director of the Russian Research Center at Harvard University since 1975.

Mr. Higley became a director of the Company in 1996. He has been a director of Century Bank and Trust Company since April 1986. Mr. Higley is an attorney.

Mr. Kay became a director of the Company in January 1997. He was also elected a director of Century Bank and Trust Company in January 1997. Mr. Kay is President of The Kay Companies.

Mr. Lemley became a director of the Company in 1996. He has been a director of Century Bank and Trust Company since March 1988. Mr. Lemley is Chairman of the Board of Sentry Ford, Inc., Sentry Lincoln-Mercury, Inc., and Sentry South Lincoln-Mercury, Inc.

Mr. Mercurio became a director of the Company in 1991. He was formerly a director of Century Bank and Trust Company from 1989 to 1991. He is an Executive Vice President of Boston University.

Mr. Senna became a director of the Company in 1986. He has been a director of Century Bank and Trust Company since 1979. Mr. Senna is an attorney.

Mr. Barry R. Sloane became a director of the Company in January 1997. He was also elected a director of Century Bank and Trust Company in January 1997. Mr. Sloane is Head of Private Banking (North America) at Credit Suisse Private Banking.

Mr. Jonathan G. Sloane became a director of the Company in 1986. He was elected President and director of Century Bank/Suffolk in 1983. In 1992 he was elected Executive Vice President of Century Bank and Trust Company and in 1995 promoted to Senior Executive Vice President. Mr. Sloane is currently President and COO of Century Bank and Trust Company.

Mr. Marshall M. Sloane is the founder of the Company and has been Chairman, President and CEO since its organization in 1972. He founded Century Bank and Trust Company in 1969 and is currently its Chairman and CEO.

Ms. Sonnabend became a director of the Company in July 1997. She has been a director of Century Bank and Trust Company since April 1997. Ms Sonnabend is President of Sonesta International Hotels Corporation.

Mr. Swansburg became a director of the Company in 1986 and was elected Executive Vice President in 1995. He was President of Century North Shore Bank and Trust Company. In 1992 he was elected President and COO of Century Bank and Trust Company. He is currently Vice Chairman of Century Bank and Trust Company.

Mr. Westling became a director of the Company in 1996. He has been a director of Century Bank and Trust Company since April 1995. Mr. Westling is President of Boston University.

All of the Company's directors are elected annually and hold office until their successors are duly elected and qualified. There are no family relationships between any of the directors or executive officers, except that Barry R. Sloane and Jonathan G. Sloane are the sons of Marshall M. Sloane and Jonathan B. Kay is the son-in-law of Marshall M. Sloane.

The Company has a Compensation and Audit Committee. The Compensation Committee is a committee of the Board of Directors composed of Joseph P. Mercurio as Chairman, Fraser Lemley and Roger S. Berkowitz. It reviews the salaries of the Company's officers and administers the Company's Supplemental Executive Insurance/Retirement Income Plan, Incentive Compensation Plan and Stock Option Plan.

The Audit Committee is composed of Joseph Senna, Chairman and George Baldwin, Russell B. Higley and Jon Westling. It meets with KPMG Peat Marwick LLP, independent certified public accountants, in connection with the annual audit of the Company's financial statements and reviews the findings and recommendations of the FRB, FDIC and Massachusetts Bank Commissioner's staff in connection with their examinations and the internal audit reports and procedures for the Company and its subsidiary.

Directors not employed by the Company receive $100 per Board meeting attended and $200 per committee meeting attended.


ITEM 11.  EXECUTIVE COMPENSATION AND OTHER INFORMATION

Executive officers are elected annually by the Board prior to the Annual Meeting of Shareholders to serve for a one year term and until their successors are elected and qualified. The following table sets forth the name of each executive officer of the Company and the principal positions and offices he holds with the Company. Unless otherwise noted, each of these officers has served as an executive officer of the Company or its principal subsidiary for at least five years.

Marshall M. Sloane                                      Chairman, President and CEO; Chairman and CEO, Century Bank
                                                        and Trust Company.

George F. Swansburg                                     Director and Executive Vice President; Director and Vice Chairman, Century
                                                        Bank and Trust Company.

Jonathan G. Sloane                                      Director and Senior Vice President; Director President and COO, Century
                                                        Bank and Trust Company.

Paul V. Cusick, Jr.                                     Vice President and Treasurer;
                                                        Executive Vice President, Chief Financial Officer and Treasurer,
                                                        Century Bank and Trust Company.  Mr. Cusick is 53 years of age.

Donald H. Lang                                          Executive Vice President, Century Bank and Trust
                                                        Company with responsibility for lending.  Mr. Lang
                                                        is 57 years of age.

William J. Sloboda                                      Executive Vice President, Century Bank and Trust Company with responsibility for operations.  Mr. Sloboda is 55 years of age.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

Decisions on compensation of the Company's executives are generally made by the Compensation Committee of the Board of Directors. Each member of the Compensation Committee is a non-employee director. The goal of the Committee is to provide competitive levels of compensation in order to attract and retain qualified executive personnel. The Compensation Committee believes that the actions of each executive officer have the potential to affect the short and long term profitability of the Company. Accordingly, the Compensation Committee places considerable importance on the design and administration of the executive compensation program.

The Company has an executive compensation program that is driven by the overall performance of the Company, the increase in shareholder value, the performance of the business unit directly affected by the executive and by the performance of the individual executive. The three primary components of the executive compensation program are base salary, cash incentive plan and stock based incentive plans.

BASE SALARY

Base salary levels are set so that the Company has the management talent to meet the challenges in the financial services industry. Several factors are included in setting base salaries including the responsibilities of the executive officer, the scope of the executive's position, individual performance and salary levels at peer banks. Historically, the Company's executive compensation practices have been designed to provide total compensation in the middle range of compensation levels at similar banking institutions. Salary increases for the senior management group have averaged 3% to 6% during the last several years.

CASH INCENTIVE PLANS

The Company has a cash incentive compensation plan which provides for the award of bonuses up to a percentage of base salary to officers of the Company or its subsidiaries. Recipients of incentive compensation are selected by the Compensation Committee, upon the recommendation of management, as eligible to participate in the plan. Awards are based upon the attainments of established objectives including profitability, expense control, sales volume and overall job performance. No bonuses are paid unless actual earnings are at least 85% of budgeted net income. Upon recommendation of the Compensation Committee, the Board of Directors determines the amounts, if any, to be awarded. Earned bonuses for 1997, 1996 and 1995 are shown in the Summary Compensation Table.

STOCK INCENTIVE PLANS

One of the Compensation Committee's priorities is for executives to be significant shareholders so that the interest of the executives are aligned with the shareholders and decisions are made as owners of the Company. On March 10, 1987, the stockholders approved a Stock Option Plan (the "Option Plan") that the Board of Directors adopted on February 24, 1987, that provides for grants of options to purchase no more than 150,000 shares of Class A Common Stock. Options may be granted, in the discretion of the Board of Directors, to officers and other key employees of the Company. Options granted under the Option Plan may be either incentive stock options as defined in the Internal Revenue Code or non-qualified stock options. The Option Plan is administrated by the Compensation Committee (whose members are ineligible to participate in the Option Plan) which makes recommendations, based upon management's recommendations, to the Board of Directors as to persons to whom options are to be granted, the number of shares to be optioned to each, the option price (which may not be less than 85% of the fair market value for non-qualified stock options, or the fair market value for incentive stock options, of the shares on the date of grant) and the time periods during which options are exercisable (no more than ten years from the date of grants). In the event of a reorganization, as defined in the Option Plan, the Board of Directors may terminate the exercise period by giving 30 days notice to all participants, during which time all outstanding options may be exercised. Options for 146,500 shares were granted in 1994.

EXECUTIVE BENEFITS

The Company's executive compensation package includes a special benefits component in addition to base salary and cash and stock incentive plans. These special benefits are viewed as less important than the above. Where such benefits are provided, they are intended to support other business purposes including facilitating business development efforts.

CHIEF EXECUTIVE OFFICER COMPENSATION

Mr. Marshall Sloane is eligible to participate in the same executive compensation plans available to other executive officers described above. The 1997 cash compensation for Mr. Sloane was $563,460 of which $438,200 was base salary.

CONCLUSION

The Compensation Committee believes that the executive compensation package will motivate the management team to produce the results the Company has historically achieved.

                            Comparison of Five-Year
                            Cumulative Total Return*

[LINE GRAPH]


Value of $100 Invested on December 31, 1992 at:

                   12/31/93       12/31/94       12/31/95       12/31/96       12/31/97
Century             115.06         267.51         342.97         450.46         621.64
Nasdaq Banks        114.04         119.27         169.27         223.41         377.44
Nasdaq U.S.         114.80         112.16         158.70         195.19         239.53


* Assumes that the value of the investment in the Company's Common Stock and each index was $100 on December 31, 1992 and that all dividends were reinvested.

SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION

The following table shows, for fiscal years ending December 31, 1995, 1996 and 1997, the cash compensation paid by the Company and its subsidiaries, as well as certain other compensation paid, accrued or granted for those years to the five most highly compensated executive officers of the Company.


                                                   SUMMARY COMPENSATION TABLE
----------------------------------------------------------------------------------------------------------------------------------
                                                                                   Long-Term Compensation
                                                                       -------------------------------------------
                                       Annual Compensation                       Awards                 Payouts
------------------------------------------------------------------------------------------------------------------
                                                                        Restricted      Securities
Name                                                                      Stock         Underlying        LTIP
and                              Salary      Bonus(1)        Other        Awards         Options/        Payouts        All Other
Principal Position      Year      ($)           ($)           ($)          ($)           SARs (#)          ($)        Compensation
----------------------------------------------------------------------------------------------------------------------------------
Marshall M. Sloane      1997    438,200       139,000          0            0               0               0              0
Chairman                1996    413,400       125,260          0            0               0               0              0
                        1995    390,000       107,250          0            0               0               0              0
George F. Swansburg     1997    191,100       50,496           0            0               0               0              0
Vice Chairman           1996    183,800       45,582           0            0               0               0              0
                        1995    173,400       39,015           0            0               0               0              0
Jonathan G. Sloane      1997    154,000       40,905           0            0               0               0              0
President               1996    148,000       36,852           0            0               0               0              0
                        1995    140,000       31,500           0            0               0               0              0
Donald H. Lang          1997    127,000       30,793           0            0               0               0              0
Executive Vice          1996    123,300       27,742           0            0               0               0              0
President               1995    118,600       23,720           0            0               0               0              0
William J. Sloboda      1997    147,900       36,827           0            0               0               0              0
Executive Vice          1996    145,000       29,000           0            0               0               0              0
President               1995    141,900       28,380           0            0               0               0              0
----------------------------------------------------------------------------------------------------------------------------------


(1) Bonus amounts are based on performance for the years shown.


STOCK OPTION PLAN

The Company has granted incentive stock options to purchase 126,500 shares of Class A Common Stock, at 100% of the January 19, 1994 closing price of $3.75 per share, to 18 officers and employees. The Company also granted incentive stock options to purchase 20,000 shares of Class A Common Stock at $4.125 to Marshall
M. Sloane. Options granted to the aforementioned officers are as follows.

NAME OF INDIVIDUAL                           NUMBER OF SHARES
--------------------------                   ----------------
Marshall M. Sloane                                20,000
George F. Swansburg                               20,000
Donald H. Lang                                    15,000
Jonathan G. Sloane                                16,000
William J. Sloboda                                16,000


Options for the eighteen participants have six year terms and become exercisable in increments of 33.3% of the shares covered thereby per year, commencing in January of 1995. Mr. Sloane's options have five year terms.

SUPPLEMENTAL EXECUTIVE INSURANCE/RETIREMENT INCOME PLAN


Executive officers of the Company or its subsidiaries who have at least one year of service may participate in the Supplemental Executive Insurance/Retirement Income Plan (the "Supplemental Plan").

The Company maintains split dollar life insurance policies for participants, in addition to the group term life insurance, which provides life insurance equal to twice the individual's salary with a maximum of $200,000, which they receive under a policy the Company maintains for its employees generally. The split dollar insurance provides death benefits if the participant dies while in the employ of the Company, equal to $2,191,000, $955,500, $635,000, $770,000,
$739,000 for Messrs. Marshall M. Sloane, Swansburg, Lang, Jonathan G. Sloane and Sloboda.

Premiums paid by the Company in 1997 amounted to $87,800, $31,700, $27,600, $8,300, $28,400, for policies on the lives of Messrs. Marshall M. Sloane, Swansburg, Lang, Jonathan G. Sloane and Sloboda. The policies are on an "insurance bonus" basis, which means that the Company pays the full amount of all premiums on the policies but an amount equal to the one-year term cost of the insurance is treated for tax purposes as a bonus to the insured. The Company is the owner of these policies and each participating employee has received an assignment of a portion of each policy's proceeds. Upon the death of a participant, the Company will receive benefits equal to the difference between the death benefits payable to the named beneficiary under the Supplemental Plan and the face amount of the policy (less any policy loans then in force).

A participant in the Supplemental Plan is also entitled to retirement benefits. Participants, upon retirement at age 65, after a specified number of years of service, are entitled to receive for life, with ten years certain, 75% of their highest 60 months salary for certain executives, or 66% of such salary if the participants are Senior Vice Presidents and equivalents (as determined by the Compensation Committee), less the primary social security benefits and the benefit received from the defined benefit retirement plan. If a participant retires or terminates employment prior to age 65 such person is entitled to a reduced benefit. Five years of service are required for any benefits to become vested. Thereafter benefits vest incrementally.

The following table illustrates representative annual retirement benefits at various compensation levels for executive management employees under the Supplemental Plan who retire at age 65 and with 15 years of service, without reflecting the required offset of benefits from social security and the defined benefit retirement plan.

                                 Five Year
                            Average Compensation                       Annual Benefit
                            --------------------                       --------------
                                   $ 50,000                                $ 37,500
                                    100,000                                  75,000
                                    150,000                                 112,500
                                    200,000                                 150,000
                                    250,000                                 187,500
                                    300,000                                 225,000


As of January 1, 1997, Messrs. Marshall M. Sloane, Swansburg, Lang, Jonathan G. Sloane, and Sloboda were 100%, 77.5%, 85.0%, 100%, and 100% vested, respectively, under the Supplemental Plan.

ITEM 12.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as to the number and percentage of shares of Class A and Class B Common Stock beneficially owned as of December 31, 1997 (i) by each person known by the Company to own beneficially more than 5% of the Company's outstanding shares of Class A or Class B Common Stock (ii) by each of the Company's directors and certain officers; and (iii) by all directors and officers of the Company as a group.

NUMBER OF BENEFICIAL
OWNER & ADDRESS OR NUMBER                  CLASS A             % A          CLASS B        % B
OF PERSONS IN GROUP                        OWNED               OWNED         OWNED         OWNED
------------------------------------       ---------           -----      -----------      -----
Charles J. Moore,(i)                       222,000             6.32%
The Banc Funds
208 South LaSalle Street
Chicago, IL 60604

Marshall M. Sloane,(i),(ii)                 15,973(1)          0.45%      1,714,330(2)     75.22%
400 Mystic Ave.
Medford, MA  02155

George R. Baldwin,(ii)                       5,960             0.17%
Roger S. Berkowitz,(ii)                      1,934             0.06%
Karl E. Case,(ii)                              342             0.01%
Paul V. Cusick, Jr., (ii)                    8,200             0.23%
Henry L. Foster, D.V.M.,(ii)                18,471             0.53%          1,000         0.04%
Marshall I. Goldman,(ii)                       261(3)          0.01%         30,000(4)      1.32%
Russell B. Higley, Esquire,(ii)              4,440             0.13%
Jonathan B. Kay,(ii)                         2,946             0.08%         60,000(6)      2.63%
Donald H. Lang,(ii)                          6,600             0.19%
Fraser Lemley,(ii)                           2,219             0.06%
Joseph P. Mercurio,(ii)                      1,362             0.04%
Joseph J. Senna,(ii)                         2,818             0.08%         42,000(5)      1.84%
Barry R. Sloane,(ii)                           251             0.01%
Jonathan G. Sloane,(ii)                        614             0.02%         60,000         2.63%
William J. Sloboda,(ii)                      7,009             0.20%            500         0.02%
Stephanie Sonnabend,(ii)                       126             0.00%
George F. Swansburg,(ii)                    17,100             0.49%
Jon Westling,(ii)                              385             0.01%

All directors and officers as a group
(20 in number),(iii)                       101,111             2.87%      1,907,930        83.72%


(1) Includes 2,500 shares owned by Mrs. Sloane and also includes 13,316 shares held in trust for Mr. Sloane's grandchildren.

(2) Includes 1,500 shares owned by Mrs. Sloane, and does not include 120,000 shares owned by Mr. Sloane's children. Mr. Sloane disclaims beneficial ownership of such 120,000 shares.

(3) Does not include 9,000 shares held of record by Mr. Goldman's children; Mr. Goldman disclaims beneficial ownership of such shares.

(4) Does not include 9,000 shares held of record by Mr. Goldman's children; Mr. Goldman disclaims beneficial ownership of such shares.

(5)   Includes 34,800 shares owned by Mrs. Senna.

(6)   Entire 60,000 shares are owned by Mrs. Kay, Marshall Sloane's daughter.


COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Section 16(a) of the Exchange Act requires the Company's Executive Officers and Directors, and any persons who own more than 10% of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership of securities with the SEC and NASDAQ. Executive Officers, Directors, and greater than 10% stockholders (of which, to the Company's knowledge, there currently are none) are required by SEC regulation to furnish the Company's with copies of all Section 16(a) forms they file. Based solely on a review of the copies of such reports received by it or written representations from certain reporting persons that no other reports were required, the corporation believes that, during 1997, all Section 16(a) filing requirements applicable to its Executive Officers and Directors were complied with, except that reports on initial holdings and subsequent purchases by one director were filed late.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         None.


                                     PART IV

ITEM 14.   EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

       (a)  (1)   Financial Statements.

                  The following financial statements of the company and its subsidiaries are presented in Item 8:

                  Independent Auditors' Report

                  Consolidated Balance Sheets - December 31, 1997 and 1996

                  Consolidated Statements of Income -- Years Ended December 31, 1997, 1996 and 1995

                  Consolidated Statements of Changes in Stockholders' Equity -Years ended December 31, 1997, 1996 and 1995

                  Consolidated Statements of Cash Flows-Years Ended December 31, 1997, 1996 and 1995

                  Notes to Consolidated Financial Statements

            (2)   Financial Statement Schedules

                  All schedules are omitted because either the required information is shown in the financial statements or notes incorporated by reference, or they are not applicable, or the data is not significant.

            (3)   Exhibits

                  Those exhibits required by Item 601 of Regulation S-K and by paragraph (C) below previously filed.

       (b)  Reports on Form 8K.

            There were no items reported on Form 8K during the last quarter of the period covered by this Form.

       (C)  Exhibits required by Item 601 of Regulation S-K.

            Required exhibits previously filed

       (d)  Financial Statement required by Regulation S-X.

            Schedules to Consolidated Financial Statements required by Regulation S-X are not required under the related instructions or are inapplicable, and therefore have been omitted.

                                   SIGNATURES


Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 10th day of March 1998

                                Century Bancorp, Inc.



                                /s/ Marshall M. Sloane
                                ------------------------------------------------
                                By: Marshall M. Sloane, Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated and on the date indicated.


/s/ George R. Baldwin                             /s/ Barry R. Sloane
------------------------------------------        -------------------------------------------------------
George R. Baldwin, Director                       Barry R. Sloane, Director


/s/ Roger S. Berkowitz                            /s/ Stephanie Sonnabend
------------------------------------------        -------------------------------------------------------
Roger S. Berkowitz, Director                      Stephanie Sonnabend, Director


/s/ Karl E. Case                                  /s/ Jon Westling
------------------------------------------        -------------------------------------------------------
Karl E. Case, Ph.D., Director                     Jon Westling, Director


/s/ Henry L. Foster                               /s/ Jonathan G. Sloane
------------------------------------------        -------------------------------------------------------
Henry L. Foster, D.V.M., Director                 Jonathan G. Sloane, Director and Senior Vice President


/s/ Marshall I. Goldman                           /s/ Marshall M. Sloane
------------------------------------------        -------------------------------------------------------
Marshall I. Goldman, Ph.D., Director              Marshall M. Sloane, Chairman, President and Chief
                                                  Executive Officer

/s/ Russell B. Higley                             /s/ George F. Swansburg
------------------------------------------        -------------------------------------------------------
Russell B. Higley, Esquire, Director              George F. Swansburg, Director and Executive
                                                  Vice President

/s/ Jonathan B. Kay                               /s/ Paul V. Cusick, Jr.
------------------------------------------        -------------------------------------------------------
Jonathan B. Kay, Director                         Paul V. Cusick, Jr., Vice President and Treasurer,
                                                  Principal Financial Officer

/s/ Fraser Lemley                                 /s/ Kenneth A. Samuelian
------------------------------------------        -------------------------------------------------------
Fraser Lemley, Director                           Kenneth A. Samuelian, Vice President, Controller and
                                                  Compliance Officer, Century Bank and Trust Company,
                                                  Principal Accounting Officer
/s/ Joseph P. Mercurio
------------------------------------------
Joseph P. Mercurio, Director


/s/ Joseph J. Senna
------------------------------------------
Joseph J. Senna, Esquire, Director

TABLE OF CONTENTS
                                                                    PAGE

Summary..............................................................    5
Selected Consolidated Financial Data..................................  10
Risk Factors .........................................................  13
Century Bancorp, Inc..................................................  22
Century Bancorp Capital Trust.........................................  23
Use of Proceeds.......................................................  25
Market for the Preferred Securities...................................  26
Accounting Treatment..................................................  26
Capitalization........................................................  27
Description of the Preferred Securities...............................  28
Description of the Junior Subordinated
   Debentures.........................................................  38
Description of the Guarantee..........................................  46
Expense Agreement.....................................................  48
Relationship Among the Preferred Securities,
   the Junior Subordinated Debentures
   and the Guarantee..................................................  48
Certain Federal Income Tax Consequences...............................  50
ERISA Considerations..................................................  53
Underwriting..........................................................  54
Legal Matters.........................................................  55
Experts...............................................................  56
Incorporation of Certain Documents by
   Reference..........................................................  57
Available Information.................................................  57

         No dealer, salesperson or any other person has been authorized to give any information or to make any representations not contained in this Prospectus in connection with the offering covered by this Prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the Preferred Securities in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has not been any change in the facts set forth in this Prospectus or the affairs of the Company since the date hereof.


                         2,500,000 PREFERRED SECURITIES




                                 CENTURY BANCORP
                                  CAPITAL TRUST



                              ___% CUMULATIVE TRUST
                              PREFERRED SECURITIES
                           (LIQUIDATION AMOUNT $10 PER
                               PREFERRED SECURITY)
                       GUARANTEED, AS DESCRIBED HEREIN, BY

                              CENTURY BANCORP, INC.

                           ---------------------------





                                   $25,000,000
                     ___% JUNIOR SUBORDINATED DEBENTURES OF
                              CENTURY BANCORP, INC.






                           ---------------------------


                                   PROSPECTUS
                                 APRIL __, 1998

                           ---------------------------




                                 TUCKER ANTHONY
                                  INCORPORATED

                 PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION (1).

                     NATURE OF EXPENSE                                                AMOUNT

SEC filing fee (2)......................................................              $  9,913
Nasdaq Listing Fee......................................................                10,000
NASD Filing Fee.........................................................                 6,000
Printing, postage and mailing...........................................                40,000
Legal fees and expenses.................................................               125,000
Accounting fees and expenses............................................                40,000
Trustees' fees and expenses.............................................                11,000
Transfer Agent and Registrar fees.......................................                10,000
Blue Sky fees and expenses..............................................                10,000
Miscellaneous...........................................................                34,000
                                                                                      --------
        TOTAL...........................................................              $295,913
                                                                                      ========


-----------------

(1) The amounts set forth above, except for the SEC and NASD fees, are in each case estimated.

(2) Based upon the sale of 2,875,000 Preferred Securities at $10 per Preferred Security.


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Indemnification. The Company is a Massachusetts corporation. Massachusetts General Laws Chapter 156B, Section 67 provides that a corporation may, subject to certain limitations, indemnify its directors, officers, employees and other agents, and persons who serve at its request as directors, officers, employees or other agents of another organization, or who serve at its request in any capacity with respect to any employee benefit plan, to the extent specified or authorized by the corporation's articles of organization, a by-law adopted by the stockholders, or a vote adopted by the holders of a majority of the shares of stock entitled to vote on the election of directors.

     Section 67 also provides that a corporation may purchase and maintain insurance against liability incurred by an officer or director in his capacity as officer or director, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability.

     The Company's Articles of Organization provide that directors and officers of the Company and each person who, at the request of or by reason of an election effected in whole or in major part by the Company shall, be indemnified by the Company against liabilities and expenses arising out of service for or on behalf of the Company. The Articles provide that the indemnification provision in the Articles does not limit any other right to indemnification existing independently of the Articles including the discretionary power of the Board of Directors in granting or refusing indemnification to such other personnel.

     Under the Articles, indemnification may include payment by the Company of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding, upon receipt of an undertaking by the person indemnified to repay such payment unless the payment of the indemnification with respect to such expenses is authorized by the Board of Directors in accordance with the Articles. Any such indemnification may be provided even if the person to be indemnified is no longer an officer or director of the Company.

         The Articles provide that the Company is authorized to enter into agreements with its directors and officers providing indemnification procedures different from those set forth in the Articles, and to purchase and maintain liability insurance for itself and any director, officer, employee or agent of the Company.

         Limitation of Liability. Massachusetts General Laws Chapter 156B,
Section 13 enables a corporation in its original articles of organization or an amendment thereto to eliminate or limit the personal liability of a director for monetary damages for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Sections 61 and 62 of Chapter 156B (providing for liability of directors for authorizing illegal distributions and for making loans to directors, officers and certain shareholders) or (iv) for any transaction from which a director derived an improper personal benefit. The Company's Articles and By-laws currently contain no limitation of liability provisions.

ITEM 16.  EXHIBITS.

     The following is a complete list of exhibits filed as part of this Registration Statement.

*1.1 Underwriting Agreement, dated as of April __, 1998, by and between the Company and Tucker Anthony Incorporated as representative of the several Underwriters.

 4.1 Form of Indenture of the Company relating to the Junior Subordinated Debentures.

 4.2     Form of Junior Subordinated Debenture.

 4.3 Certificate of Trust of Century Bancorp Capital Trust (included as an exhibit to Exhibit 4.4).

 4.4 Form of Amended and Restated Trust Agreement of Century Bancorp Capital Trust.

 4.5 Form of Preferred Security Certificate for Century Bancorp Capital Trust (included as an exhibit to Exhibit 4.4).

 4.6 Form of Preferred Securities Guarantee Agreement of the Company relating to the Preferred Securities.

 4.7 Form of Agreement as to Expenses and Liabilities (included as an exhibit to Exhibit 4.4).

*5.1 Opinion of Foley, Hoag & Eliot LLP as to legality of the Junior Subordinated Debentures and the Guarantee to be issued by the Company.

*5.2 Opinion of Morris, Nichols, Arsht & Tunnell as to legality of the Preferred Securities to be issued by Century Bancorp Capital Trust.

*8.1 Opinion of Foley, Hoag & Eliot LLP as to certain federal income tax matters.

 12.1    Computation of ratio of earnings to fixed charges.

 13.1 Annual Report on Form 10-K of Century Bancorp, Inc. for the fiscal year ended December 31, 1997 (the "10-K") (filed with the Commission on March 25, 1998) (included in Prospectus).

 23.1    Consent of KPMG Peat Marwick LLP.

*23.2    Consent of Foley, Hoag & Eliot LLP (included in Exhibit 5.1).

*23.3    Consent of Morris, Nichols, Arsht & Tunnell (included in Exhibit
         5.2).

 24.1 Power of Attorney of certain officers and directors of the Company (located on the signature page hereto).

 25.1 Form T-1 Statement of Eligibility of State Street Bank and Trust Company to act as trustee under the Indenture.

 25.2 Form T-1 Statement of Eligibility of State Street Bank and Trust Company to act as trustee under the Declaration of Trust of Century Bancorp Capital Trust.

 25.3 Form T-1 Statement of Eligibility of State Street Bank and Trust Company under the Guarantee for the benefit of the holders of Preferred Securities of Century Bancorp Capital Trust.

         * To be filed by amendment.

ITEM 17.  UNDERTAKINGS.

         The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended (the "Act"), each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of each undersigned Registrant pursuant to the foregoing provisions, or otherwise, each Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by each undersigned Registrant of expenses incurred or paid by a director, officer of controlling person of each Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each Registrant will, unless in the opinion of its counsel the matter has been settled by the controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The undersigned Registrant hereby undertakes that: (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and (2) for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Medford, Massachusetts, on April 21, 1998.

                               CENTURY BANCORP, INC.


                               By:/s/Marshall M. Sloane
                               -----------------------------------------------
                               Chairman, President and Chief Executive Officer

     Pursuant to the requirements of Securities Act of 1933, Century Bancorp Capital Trust certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Medford, Massachusetts, on April 21, 1998.

                                                  CENTURY BANCORP CAPITAL TRUST

                                                  By:/s/Marshall M. Sloane
                                                     ---------------------
                                                  Administrative Trustee


                                                  By:/s/Jonathan G. Sloane
                                                     ---------------------
                                                  Administrative Trustee


                                                  By:/s/Paul V. Cusick, Jr.
                                                     ---------------------
                                                  Administrative Trustee


                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that we, the undersigned officers and directors of Century Bancorp, Inc. hereby severally constitute Marshall M. Sloane and Jonathan G. Sloane and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the Registration Statement filed herewith and any and all amendments to said Registration Statement, and generally to do all such things in our names and in our capacities as officers and directors to enable Century Bancorp, Inc. to comply with the provisions of the Securities Act of 1933, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.



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
     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on April 21, 1998.

/s/ George R. Baldwin                       /s/ Barry R. Sloane
---------------------------                 ---------------------------
George R. Baldwin, Director                 Barry R. Sloane, Director

/s/ Roger S. Berkowitz                      /s/ Stephanie Sonnabend
---------------------------                 ---------------------------
Roger S. Berkowitz, Director                Stephanie Sonnabend, Director

/s/ Karl E. Case                            /s/ Jon Westling
---------------------------                 ---------------------------
Karl E. Case, Ph.D., Director               Jon Westling, Director

/s/ Henry L. Foster                         /s/ Jonathan G. Sloane
---------------------------                 ---------------------------
Henry L. Foster, D.V.M., Director           Jonathan G. Sloane, Director and
                                            Senior Vice President
/s/ Marshall I. Goldman
---------------------------                 /s/ Marshall M. Sloane
Marshall I. Goldman, Ph.D., Director        ---------------------------
                                            Marshall M. Sloane, Chairman, President
/s/ Russell B. Higley                       and Chief Executive Officer
---------------------------
Russell B. Higley, Esquire, Director        /s/ George F. Swansburg
                                            ---------------------------
/s/ Jonathan B. Kay                         George F. Swansburg, Director
---------------------------
Jonathan B. Kay, Director                   /s/ Paul V. Cusick, Jr.
                                            ---------------------------
/s/ Fraser Lemley                           Paul V. Cusick, Jr., Vice President and
---------------------------                 Treasurer, Principal Financial Officer
Fraser Lemley, Director
                                            /s/ Kenneth A. Samuelian
/s/ Joseph P. Mercurio                      ---------------------------
---------------------------                 Kenneth A. Samuelian, Vice President,
Joseph P. Mercurio, Director                Controller and Compliance Officer,
                                            Century Bank and Trust Company
/s/ Joseph J. Senna                         Principal Accounting Officer
---------------------------
Joseph J. Senna, Esquire, Director

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
                                  EXHIBIT INDEX

*1.1 Underwriting Agreement, dated as of April __, 1998, by and between the Company and Tucker Anthony Incorporated, as representative of the several Underwriters.

 4.1 Form of Indenture of the Company relating to the Junior Subordinated Debentures.

 4.2     Form of Junior Subordinated Debenture.

 4.3 Certificate of Trust of Century Bancorp Capital Trust (included as an exhibit to Exhibit 4.4).

 4.4 Form of Amended and Restated Trust Agreement of Century Bancorp Capital Trust.

 4.5 Form of Preferred Security Certificate for Century Bancorp Capital Trust (included as an exhibit to Exhibit 4.4).

 4.6 Form of Preferred Securities Guarantee Agreement of the Company relating to the Preferred Securities.

 4.7 Form of Agreement as to Expenses and Liabilities (included as an exhibit to Exhibit 4.4).

*5.1 Opinion of Foley, Hoag & Eliot LLP as to legality of the Junior Subordinated Debentures and the Guarantee to be issued by the Company.

*5.2 Opinion of Morris, Nichols, Arsht & Tunnell as to legality of the Preferred Securities to be issued by Century Bancorp Capital Trust.

*8.1 Opinion of Foley, Hoag & Eliot LLP as to certain federal income tax matters.

 12.1    Computation of ratio of earnings to fixed charges.

 13.1 Annual Report on Form 10-K of Century Bancorp, Inc. for the fiscal year ended December 31, 1997 (the "10-K") (filed with the Commission on March 25, 1998) (included in Prospectus).

 23.1    Consent of KPMG Peat Marwick LLP.

*23.2    Consent of Foley, Hoag & Eliot LLP (included in Exhibit 5.1).

*23.3    Consent of Morris, Nichols, Arsht & Tunnell (included in Exhibit 5.2).

 24.1 Power of Attorney of certain officers and directors of the Company (located on the signature page hereto).

 25.1 Form T-1 Statement of Eligibility of State Street Bank and Trust Company to act as trustee under the Indenture.

 25.2 Form T-1 Statement of Eligibility of State Street Bank and Trust Company to act as trustee under the Declaration of Trust of Century Bancorp Capital Trust.

 25.3 Form T-1 Statement of Eligibility of State Street Bank and Trust Company under the Guarantee for the benefit of the holders of Preferred Securities of Century Bancorp Capital Trust.

         * To be filed by amendment.



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